Exhibit 1.B

Unless the context otherwise requires, all references in this Exhibit 1.B to “BRF S.A.,” “BRF,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to BRF S.A. and its consolidated subsidiaries and jointly controlled companies.

RISK FACTORS AND OTHER 2020 FORM 20-F UPDATES

The information below supplements the risk factors included under “Item 3. Key Information—D. Risk Factors” in our 2020 Form 20-F, and should be read in conjunction with our 2020 Form 20-F.

Risks Relating to Our Business and Industry

Our results of operations are subject to cyclicality and volatility affecting the prices of commodities, poultry and pork, which could adversely affect our entire business.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, oil, hogs, packaging (resin, petrol), food ingredients, animal feed ingredients and other raw materials, as well as the selling prices of our poultry and pork. These prices are determined by supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry and hog production levels, environmental and conservation regulations, economic conditions, new variants of COVID-19, animal and crop diseases, cost of national and international freight and exchange rate and interest rate fluctuations. In addition, prices are also constantly affected by weather and climate events, fertilizers prices, biofuel policies, export taxes, as well as political and trade disputes around the world. Any changes in raw material prices have major impact on our business.

Our industry, both in Brazil and abroad, is generally characterized by cyclical periods of higher prices and higher profitability, followed by overproduction, leading to periods of lower prices and lower profitability or losses. There can be no assurance that we will be able to adequately adapt to any such cyclicality or volatility, which may have an adverse effect on our operations and financial results.

Natural disasters or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well as any interruption at our plants that may require the temporary re-allocation of plant functions to other facilities could, among other things, impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems.

Health and food safety risks related to our business and the food industry could adversely affect our production and shipping processes as well as our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering and sabotage, the possible unavailability and expense of liability insurance, public perception of product safety for both the industry as a whole and also our products specifically, but not exclusively, as a result of disease outbreaks or the fear of such outbreaks, the potential cost and disruption of a product recall and possible impacts on our image and brands. Among such risks are those related to raising animals, including disease and adverse weather conditions. For example, the perceived risk of contamination of our food or related packaging by COVID-19 led to production, shipping and sales disruptions in Brazil and our export markets, particularly in China, in early 2020.

Meat can be subject to contamination during processing and distribution. In particular, processed meat may become exposed to various disease-producing pathogens, including Listeria monocytogenes, Salmonella enteritidis, Salmonella tiphimurium and E. coli O157:H7. These pathogens can also be introduced to our products during production or as a result of improper handling by third-party food processors, franchisees, distributors, foodservice providers or consumers. Spoilage, especially spoilage due to failure of temperature-controlled storage and transportation systems, is also a risk. The systems we maintain to monitor food safety risks throughout all stages of production and distribution could fail to function properly and product contamination could still occur. Failures in our systems to ensure food safety could result in harmful publicity that could cause damage to our brands, reputation and image and negatively impact sales, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

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On February 13, 2019, we announced a voluntary recall of approximately 164.7 metric tons of fresh chicken meat for the Brazilian domestic market and approximately 299.6 metric tons of fresh chicken meat for the international market due to a potential presence of Salmonella enteritidis. Possible future recalls may result, respectively, in increased costs and could negatively affect our brands’ reputation. In the future, a product that has been actually or allegedly contaminated could result in product withdrawals or recalls, disposal of product inventory, negative publicity, temporary plant closings, substantial cost of compliance or remediation and potentially significant product liability judgments against us. Any of these events could result in a loss of demand for our products, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Even if our own products are not affected by contamination, our industry may face negative publicity in certain of its markets if the products of other producers become contaminated, which could result in negative public perception about the safety of our products and reduced consumer demand for our products in the affected category. Significant lawsuits, widespread product recalls and other negative events faced by us or our competitors could result in a widespread loss of consumer confidence in the safety and quality of our products. Our sales are ultimately dependent on consumer preferences, and any actual or perceived health risks associated with our products could cause customers to lose confidence in the safety and quality of our products and have a material adverse impact on our business, results of operations, financial condition and prospects.

Outbreaks, or fears of outbreaks, of any animal diseases may lead to cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal diseases in Brazil may result in foreign governmental action to close export markets for some or all of our products, which may result in the loss of some or all of these animals.

Our operations involve raising poultry and hogs and processing their meat, which requires us to maintain certain standards of animal health and disease control. We could be required to dispose of animals or suspend the sale or export of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (i) in the case of hogs and certain other animals, foot-and-mouth disease, influenza (H5N1) and African swine fever and (ii) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome (PRRS), which has broken out in Europe and the United States in 1990 and 1985, respectively, the Porcine Epidemic Diarrhea (PEDV), which has broken out in Europe and the United States in 2014 and 2013, respectively, or the African swine fever which broke out in China in 2018, were to break out in Brazil, we could be required to dispose of hogs. There have been outbreaks of classical swine fever in Brazil, and an occurrence of such outbreaks in the free zones where we source our hogs for production could require us to dispose the affected hogs. Disposal of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals and loss of inventory. An outbreak of foot-and-mouth disease or other similar diseases could have an effect on livestock we own and the availability of livestock for purchase. In addition, the global effects of avian influenza or other similar diseases would impact consumer perception of certain protein products and our ability to access certain markets, which would adversely affect our results of operations and financial condition.

Chicken and other birds in some countries, particularly in Asia but also in Europe, the Americas and Africa, have on occasion become infected by highly pathogenic avian influenza in recent years. In a small number of highly publicized cases, avian influenza has been transmitted from birds to humans, resulting in illness and, at times, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including disposal of afflicted poultry flocks.

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In recent years, some human cases of avian influenza and related deaths were reported, according to the World Health Organization. The cases reported were caused by the H5N1 virus. In early 2017, Chile, a neighboring country to Brazil, confirmed the occurrence of avian influenza. In 2019 and 2020, several countries within Europe, Asia and Africa reported cases of highly pathogenic avian influenza in poultry. Additionally, Mexico reported cases in 2019, the United States reported cases in 2020 and Japan, China and certain countries within Europe reported cases in 2021.

There are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our results of operations and financial condition. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

Pandemics or human disease outbreaks, such as the coronavirus (COVID-19), may disrupt consumption and trade patterns, supply chains and production processes, which could materially affect our operations and results of operations.

Pandemics or human disease outbreaks, such as the coronavirus (COVID-19) originated in late 2019 and declared a global pandemic by the World Health Organization on March 11, 2020, may adversely affect our business and operations. The worldwide spread of COVID-19 has triggered the implementation of significant measures by governments and private sector entities that, in turn, have disrupted consumption and trade patterns, supply chains and production processes on a global scale and specifically relating to our business, including with respect to product shipments. In addition, customers from certain regions in which we operate continue to be adversely affected, mainly by the measures of social distancing imposed from time to time by authorities and restrictions on public gatherings or interactions, which may limit the opportunity for our customers to purchase our products. The consequences of the pandemic could also result in the destabilization of commodity prices or the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations. Any deterioration in the credit cycle of our customers as a result of the pandemic or the measures implemented to address it, may adversely affect our results and cash flows in the future.

Our operations include global production and distribution facilities, and if there is an outbreak of a human disease such as COVID-19 in our facilities or the communities where we operate and distribute our products, our production, operations, employees, suppliers, customers and distribution channels could be severely impacted. Ports and other channels of entry may be closed or operate at only a portion of capacity, as workers may be prohibited or otherwise unable to report to work and means of transporting products within regions or countries may be limited for the same reason, along with the potential for transport restrictions related to travel bans. In addition, countries to which we export our products may institute bans on the importation of our products, products produced by our partners or on all or some food products from Brazil in general based on perceived COVID-19 concerns.

Since the beginning of the global pandemic, except for the Lajeado and Rio Verde plant that were briefly closed in 2020 as a result of the COVID-19 outbreak, we have generally continued to operate our plants, distribution centers, logistics, supply chain and administrative offices. However, our operations were affected by the COVID-19 pandemic through reduction of the available labor force, reduction of the productivity of our manufacturing operations, lack of raw materials and packaging, and maintenance projects due to reduced availability of third-party suppliers and may be further affected. As a result of the pandemic, we have incurred expenditures that are incremental and directly attributable to the impacts of the COVID-19 pandemic, mainly related to personnel, prevention, control, logistics and philanthropic donations in the amount of R$235,113 thousand in the nine months ended September 30, 2021. Other impacts on our financial position and performance that are not incremental and directly attributable to the impacts of the COVID-19 pandemic and therefore cannot be determined on a non-arbitrary basis are described further below. Currently, we are working under a hybrid system of remote work and in-office work arrangements in some of our corporate offices.

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Despite having more visibility on the impact of the pandemic compared to March 2020 (beginning of the impacts of the pandemics for us), new variants, such as the recently identified Omicron, may still impact our operational performance, which may in turn adversely affect our financial position. We also recognize that unfavorable operating results may have an adverse impact on our financial metrics, such as leverage. At the same time, we may experience increases in general customer default rates in connection with the pandemic and, as a consequence, be subject to increasingly higher credit losses. The possible deterioration of the credit cycle of our customers may adversely affect our results, financial position and cash flows in the future.

The recent increase in volatility of market risks resulting from the COVID-19 pandemic has significantly affected the fair value of our assets and liabilities, particularly considering wide variations in foreign exchange rates. Additionally, the heightened uncertainty of projections has increased the challenge of accurately measuring certain of our assets and liabilities.

The COVID-19 pandemic also destabilized commodity prices and the economic conditions of many countries, resulting in downturns that could affect the demand for our products and have a material adverse effect on our results. The current pandemic and any future pandemics could also adversely affect consumer demand, as restrictions on public gatherings or interactions may limit the opportunity for our customers and consumers to purchase our products in certain channels. In addition, demand for our products has been affected as a result of the COVID-19 pandemic worldwide, weakening of global commercial activities, reduction of population income, and changes in consumption habits.

Climate change may negatively affect our business and results of operations.

According to the 16th Global Risks Report published by the World Economic Forum in January 2021, risks related to climate change are considered to be the most concerning for the world in the next 10 years. The 2021 United Nations Climate Change Conference (COP26) in Glasgow brought together governments, businesses and civil society to discuss the climate agenda. Nations took a range of decisions in the collective effort to limit the rise in global temperature to 1.5 degrees Celsius. New financial pledges to support developing countries in achieving this goal were made. Additionally, new rules for international carbon trading mechanisms (Article 6) agreed upon at COP26 will support adaptation funding. New agreements for market mechanisms, essentially supporting the transfer of emission reductions between countries while also incentivizing the private sector to invest in climate-friendly solutions. This set of rules lays out how countries are held accountable for delivering their climate action promises and self-set targets under their Nationally Determined Contributions (NDCs).

Having this context in mind, we take into consideration the potential effects of climate change on our operations and supply chain, and we recognize vulnerabilities associated with natural resources and agricultural products that are essential for our activities. The main risks to our business that we have identified with respect to climate change relate to the changes in temperature (global warming) and rainfall, including drought and natural disasters (such as flooding and storms), which may affect agricultural productivity, animal welfare and the availability of water and energy. These changes may adversely affect our costs and results of operations, including by raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal welfare, increasing the risk of rationing and raising the price of electricity. We may fail to effectively implement programs or have proper environmental or sustainability certifications related to reducing our exposure to climate change, which may adversely affect our business and results of operations in the future.

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We are also subject to regulatory changes, such as carbon pricing or taxation, and changes in legislation for greenhouse gas emissions at the domestic and international levels. Any such changes may increase our costs and adversely affect our results of operations.

Our operations are largely dependent on electricity, and energy-related expenses are one of our highest fixed costs. Energy costs have historically fluctuated significantly over time – with significant increases being experienced during droughts or diversion of water for other purposes as the Brazilian energy matrix is mostly supported by hydroelectric power plants – and increases in energy costs could result in reduced profits. A significant interruption in energy supply or outright loss of energy at any of our facilities could also result in a temporary disruption in production and delivery of products to customers and additional costs, materially adversely affecting our results of operations.

Any shortage or lack of water, and any failure to comply with applicable rules and regulations related to water usage and management, could materially adversely affect our business and results of operations.

In the last century, water use has grown globally. According to the United Nations Environmental Programme, water scarcity affects more than 40% of the global population and this percentage is expected to increase. Presently, 2.3 billion people around the world are living in water-stressed areas, and the same will be true of more than half the world’s population by 2050 if no action is taken. Based on projected demand, the world will face a 40% shortfall in freshwater supply within 10 years. Water is an essential resource for our businesses and is used in the production of grains and other agricultural inputs required for our production processes. The industrial use of water may also adversely affect its availability. As a result, the shortage or lack of water, including the increasing risk of droughts in the regions where we operate, represents a critical risk for our business and may materially and adversely affect our business and results of operations. We are also subject to restrictions on the volume of water that we can collect from the environment under our water usage permits, which may be lower than the actual water demands of our business in these areas. In the event we cannot collect enough water to meet our operational demands, due to restrictions under water permits or otherwise, our business and results of operations may be materially adversely affected.

The procedures that we have developed to reduce our water consumption and increase water reuse in order to comply with applicable rules and regulations, and to minimize our impact on the environment and the community, may prove to be ineffective or insufficient. Additionally, we assess water shortage risks in the locations where we operate in order to understand the specific impacts of our business on these regions and consequently reduce our water consumption and exposure to risks of water shortages in the applicable unit. The river basins in the region of industrial activities and the characteristics of the use of water resources are analyzed in order to understand growth in local demand and anticipate risks. The methods we employ to analyze the water vulnerability of our industrial plants, as well as our assessments of the micro and macro watersheds in the regions in which we operate and the industrial activities and characteristics of the use of water resources, may be inaccurate in understanding local water demand growth. We may also fail to accurately assess the water supply or anticipate water-related risks, and the increased industrial use of water by water intensive businesses may also adversely affect the continuing availability and quality of water in Brazil. This may result in us or our key suppliers encountering water shortages. Any of these factors may materially adversely affect our business and results of operations.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Trade barriers can consist of both tariffs and non-tariff barriers. In our industry, non-tariff barriers are of particular concern, especially sanitary and technical restrictions.

As a result of the regulators’ inquiries and the public announcement of allegations of wrongdoing involving us and other companies in the Brazilian meat industry in the context of the Carne Fraca Operation and Trapaça Operation, some export markets have been temporarily closed, and our average selling prices for some products and in some markets have decreased. For additional information, see “—Health risks related to our business and the food industry could adversely affect our ability to sell our products” and “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.”

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Some countries, such as Russia and South Africa, have a history of erecting trade barriers on imports of food products. Also, the European Union has adopted a quota system for certain poultry products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on European producers. More recently, the European Union and the United Kingdom have been discussing or are already applying certain legislations related to sustainability that may result in trade barriers, such as the Due Diligence on Deforestation and the Carbon Tax Adjustment Mechanism. Other countries have also imposed trade barriers against our products. For example, in August 2017, the Chinese government initiated an antidumping investigation in connection with Brazilian exports of whole chicken and chicken parts, including our exports. The investigation ended in February 2019, and Brazilian exporters agreed to certain minimum export prices for sales to China. In August 2018, Iraq increased the tariff on poultry products from 10% to 60%. In addition, in 2021, the South African government has opened up an anti-dumping investigation against Brazilian poultry exporters, which may result in the imposition of new restrictive measures towards Brazilian exporters. In the Middle East, Saudi Arabia, one of our main importers tried to reduce the importation by reducing the poultry shelf-life from one year to 90 days. The change in the technical rules for the validity of in natura frozen chicken and its cuts was notified to the World Trade Organization, or WTO, in May 2021, but Saudi Arabia ceased the investigation in August 2021. There are other risks for us from the sanitary perspective. For example, African swine fever in some countries in the Americas carries along with it the risk of market closures in case of an outbreak in the Brazilian territory.

Many developed countries use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. In addition, local producers, importers and even exporters in some markets may exert political pressure on their governments to prevent some foreign producers from exporting to their market, particularly during unfavorable economic conditions, such as the COVID-19 pandemic. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

Trade disputes between other countries also creates uncertainties that may adversely affect Brazilian exports and our operations. For instance, the United States and China engaged in a trade dispute for almost 18 months, which has affected the global economy and prices of certain of our raw materials, including corn, soy meal and soybeans. On January 1, 2020, the United States and China signed the first phase of a trade agreement expected to alleviate the tensions between the two countries. A second phase of the agreement is expected to be even more difficult to achieve. There can be no assurances that the trade dispute will be fully resolved and that the global economy (as well as prices of certain of our raw materials) will not be further affected by it. The United Sates is expected to maintain the 25% tariffs on a wide range of U.S.$250 billion of Chinese industrial goods and components used by the U.S. manufacturing sector. Both improvements in the countries’ commercial relations and new mutually beneficial trade agreements at the expense of other countries may have a material adverse effect on our results of operations.

However, the current trade deal may not be maintained by the United States under the Biden administration, especially since it has generally been regarded unfavorably, particularly for U.S. industry. The U.S. agribusiness sector, on the other hand, has largely benefited from the agreement, with a significant increase in poultry and pork exports, the reopening of the Chinese market to U.S. poultry exports, which had been halted since 2015 due to an avian influenza outbreak, and the accreditation of over 1,000 U.S. plants. These factors have positively affected the United States’ market share of Chinese agricultural imports, which in turn has negatively affected Brazil’s market share. We cannot control whether commercial tensions between China and the United States will increase again, or whether our business will be adversely affected as a result.

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In addition, in April 2018, Saudi Arabia instituted a no-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. We, along with other Brazilian companies, were therefore required to migrate our production processes to non-stunning slaughters in order to supply the Saudi Arabian market. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia. In January 2019, the Saudi Arabian Food and Drug Authority published a report authorizing 25 Brazilian facilities to produce chicken meat for the Saudi Arabian market, which included eight of our plants. One of our plants (Lajeado, Rio Grande do Sul), which had previously produced chicken meat for the Saudi Arabian market, was not included as an authorized plant. The continuous shifting of our production of chicken meat for Saudi Arabia to the authorized plants may result in decreased revenues and additional expenses.

In August 2019, Saudi Arabia imposed an embargo on seasoned chicken meat produced in our Kizad facility, in Abu Dhabi, which was restricted from exporting to Saudi Arabia. The embargo was a result of Saudi Arabia’s Vision 2030 Plan, announced in April 2016 as a national development plan, which included instruments to reduce the country’s dependence on oil, diversify its economy and substitute imports with local production. Saudi Arabia then expanded the embargo to the other products from our Kizad facility. In October 2019, we announced that we had executed a non-binding Memorandum of Understanding with the Saudi Arabian General Investment Authority – SAGIA regarding our construction and operation of a poultry processing plant in Saudi Arabia. We estimate that the investment amount will be around R$652,728 thousand (U.S.$120,000 thousand, translated to reais at the exchange rate of R$5.4394 as of September 30, 2021). The development of this project is currently in the technical specification and financial modelling phase. There can be no assurance that the Saudi Arabian government will not further restrict our ability to export our products to Saudi Arabia, which may result in a material adverse impact on our business, financial condition and results of operations.

In February 2020, we received notification from the SFDA, the Saudi Arabian sanitary authority, regarding a report temporarily suspending two of our facilities, the Dois Vizinhos and the Francisco Beltrão plant, both located in the State of Paraná, from exporting chicken meat to Saudi Arabia. The SFDA informed us that the measure is temporary and, among other measures, requested that the Brazilian authorities provide more details about investigations carried out between 2014 and 2018 regarding alleged violations committed by us in the production of animal feed and PREMIX compound. For more information about these investigations, see “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.” Additionally, the Saudi government has been implementing, since January 2020, a previous import licenses system. In the future, this system may adversely affect our exports to the country, since it might be used by local authorities as a means to control the entry of products and thus, artificially affect demand and offer and, consequently, prices, which run counter to basic principles of international trade rules and regulations.

Further, on May 6, 2021, the SFDA notified the WTO Committee on Sanitary and Phytosanitary Measures with respect to a change of the regulation for expiration dates, consisting of a reduction of the shelf-life of in natura frozen chicken from 1 year to 3 months from the date of slaughter. In March 2021, the SFDA started a reinforced control system on imported meat, resulting in up to 3 months delays in products clearance at WTO ports and thus negatively affecting our business results. However, the SFDA withdrew the implementation of this measure.

On August 3, 2021, we became aware through a publication on the website of the General Administration of Customs of the People's Republic of China of the suspension of the export to China of pork meat from our Lucas do Rio Verde-MT pork plant as of that date. The alleged reason was the malfunctioning of the refrigerating system of one single pork meat container, which was later demonstrated through the transporter’s system log to be the transporter’s sole responsibility and fault. Despite evidence being sent to the Chinese authorities, the suspension has not yet been reversed, which may indicate that the country may impose new similar restrictions.

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Trade barriers may also be imposed in our key export markets as a result of the COVID-19 pandemic, for example due to outbreaks of COVID-19 in our plants and restrictions that may be imposed on our products because of these outbreaks. For more information, see “—Pandemics or human disease outbreaks, such as the coronavirus (COVID-19), may disrupt consumption and trade patterns, supply chains and production processes, which could materially affect our operations and results of operations.”

Furthermore, China announced the end of the 8% special pork import tariff, implemented in 2019, and the consequent return to the normal 12% tariff as of January 1, 2022.

Breaches, disruptions, or failures of our information technology systems, including as a result of cybersecurity attacks, could disrupt our operations and negatively impact our business and reputation.

Information technology is an important part of our business operations and we increasingly rely on information technology systems to manage business data and improve the efficiency of our production and distribution facilities and inventory management processes. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for digital marketing and electronic communications between our facilities, personnel, customers and suppliers. We also process personal data of our employees and customers. We depend on cryptography technology and electronic authentication programs provided by third parties to securely process the collection, storage and transmission of confidential information, including personal data.

Our information technology systems may be vulnerable to a variety of interruptions and cybersecurity threats and incidents. There are numerous and evolving risks related to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Computer hackers and others routinely attempt to breach the security of information technology systems and to fraudulently induce employees, customers and other third parties to disclose information or unwittingly provide access to systems or data. Successful cybersecurity attacks, breaches, employee malfeasance, or human or technological error may result in, for example, unauthorized access to, disclosure, modification, misuse, loss or destruction of data or systems, including those belonging to us, our customers or third parties; theft of sensitive, regulated or confidential data including personal information; the loss of access to critical data or systems through ransomware, destructive attacks or other means; transaction errors; business delays; and service or system disruptions. We have observed an increase in cybersecurity attacks worldwide in 2020 and 2021, and the remote working arrangements that we have implemented due to the COVID-19 pandemic have increased our dependence on information technology systems and infrastructure, and they may further expand our vulnerability to this risk. In the event of such actions, we, our customers and other third parties may be exposed to potential liability, litigation, and regulatory or other government action, the loss of existing or potential customers, loss of sales, damage to brand and reputation and other financial loss. In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. The cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures may be significant and may not be covered by insurance. Our cybersecurity risk also depends on factors such as the actions, practices and investments of customers, contractors, business partners, vendors and other third parties.

Our efforts to monitor, identify, investigate, respond to and remediate security incidents, including those associated with cybersecurity attacks, may not be adequate or sufficient. The measures that we have implemented regarding technology security and disaster recovery plan may not be adequate or sufficient. There can be no assurance that these efforts and measures will be successful in preventing a cybersecurity attack, a general information security incident or a disruption of our information technology systems. The occurrence of any such events may materially adversely affect our operations, business and reputation. Furthermore, as our business and the cybersecurity landscape evolve, we may find it necessary to make significant further investments to protect our data and information technology infrastructure, which may adversely impact our financial condition and results of operations.

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The regulatory environment regarding cybersecurity, privacy and data protection issues is increasingly complex and may have impacts on our business, including increased risk, costs and expanded compliance obligations. For example, on May 25, 2018, the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, or the General Data Protection Regulation or GDPR, became directly applicable in all member states of the European Union. Violations of the GDPR carry financial risks due to penalties for data breach or improper processing of personal data (including a possible fine of up to 4% of total worldwide annual turnover for the preceding financial year for the most serious infringements) and may also adversely affect our reputation and our activities relying on personal data processing. The Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, was signed into law in August 2018 and came into effect on September 18, 2020. An increased number of data protection laws around the globe may continue to result in increased compliance costs and risks. See “—We are subject to risks associated with failure to comply with the data protection laws, and we may be negatively affected by the imposition of fines and other types of sanctions.” The potential costs of compliance with or imposed by new or existing regulations and policies that are applicable to us may affect our business and could have a material adverse effect on our results of operations.

We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be negatively affected by the imposition of fines and other types of sanctions.

We are subject to several data protection laws in the jurisdictions in which we operate including, but not limited to, the LGPD, the GDPR, Turkey’s Law on the Protection of Personal Data No. 6698 dated April 7, 2016, or the LPPD and China’s Personal Information Protection Law dated August 20, 2021, or the PIPL. We seek to make our operations compliant with those laws and enhance the security of our personal data processing activities, and while we believe our operations comply with the LGPD in Brazil, we cannot guarantee that we will not be subject to fines and other types of sanctions.

Specifically with respect to Brazil, the LGPD came into effect on September 18, 2020. The LGPD changed the way the protection of personal data is regulated in Brazil. It establishes a new legal framework to be observed in personal data processing operations and provides, among other things, for the rights of the owners of personal data, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, obligations, requirements regarding security incidents, leaks and data transfers, as well as the creation of the Brazilian National Data Protection Authority, or the ANPD.

If we do not comply with the LGPD, the GDPR, the LPPD, the PIPL or any other data protection law to which we are subject, both we and our subsidiaries may be subject to sanctions, either individually or cumulatively, including warnings, obligations to disclose incidents, temporary blocking or deletion of personal data, and penalties of up to 4% of our revenue or the revenue of our group. In addition, we may be held liable for material, moral, individual, or collective damages caused by us, and may be held jointly and severally liable for material, moral, individual or collective damages caused by our subsidiaries.

Failure to protect personal data processed by us and our subsidiaries, as well as the failure to adjust to the applicable legislation, may result in significant fines for us and our subsidiaries, disclosure of any incidents in the media, the deletion of personal data from our database, and the suspension of our activities, which could adversely affect our reputation, business, results of operations and financial condition.

Increased regulation of food safety and animal welfare could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to governmental inspections and extensive regulation in the food safety area, including governmental food processing controls in all countries in which we operate. We incur significant costs in connection with our efforts to comply with applicable food safety and processing rules. Changes in government regulations relating to food safety, including as a result of the COVID-19 pandemic, or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected outside of Brazil by foreign food safety officials, and any failure to pass those inspections could result in us being required to return all or part of a shipment to Brazil, recall certain products, dispose of all or part of a shipment or incur costs because of delays in delivering products to our customers. We have adopted various international animal welfare standards to address our customers’ expectations. Any tightening of food safety or animal welfare regulations could result in increased costs and could have a material adverse effect on our business, results of operations, financial condition and prospects.

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Environmental laws and regulations require increased expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the interference with protected areas, such as conservation units, archeological sites and permanent preservation areas, handling and disposing of waste, discharging pollutants into the air, water and soil, atmospheric emissions, noise and clean-up of contamination, all of which affect our business. Water management is especially crucial and poses many challenges to our operations. In Brazil, water use regulations impact farming operations, industrial production and hydroelectric power. Any failure to comply with any of these laws or regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or compensation for environmental damage. Administrative penalties may include fines, the suspension of public subsidies and the temporary or permanent shutdown of activities. Criminal penalties include fines, temporary loss of rights and prison (for individual offenders) and liquidation, temporary loss of rights, fines and community service (for legal entities). For example, in April 2020, our production unit located in Rio Verde - GO had its activities suspended for a few days, due to observations raised in the water supply system by the local Federal Inspection Service.

In addition, if we do not comply with environmental protection legislation, we may also be subject to direct and indirect, strict and joint and several liability, being obliged to repair environmental damages, regardless of our fault. The liability of companies does not exclude individuals, offenders, principals or accessories, often times extending the liability for these acts to the members of management of these companies, who took part in decisions or omitted themselves, when they could have avoided the resulting losses. Moreover, Article 4 of the Brazilian Environmental Crimes Law (Law No. 9,605/98) provides for the piercing of the corporate veil whenever it represents an obstacle to the redress related to environmental damage. In this event, shareholders of companies become personally liable for repairing environmental damage.

We have incurred, and will continue to incur, in operating expenses and capital expenditure requirements to comply with these environmental laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance may increase from current levels and may adversely affect the availability of funds for capital expenditures and other priorities. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, may result in increased costs and expenses.

Our plants are subject to environmental and operational licensing based on their pollution potential and use of natural resources. If one of our plants is built or expanded without an environmental license, or if our environmental licenses expire, and are not timely renewed or have their request for renewal rejected by the competent environmental authority, we may incur in fines and other administrative penalties, such as suspension of operations or closing of the facilities in question, and in some cases, are subject to civil and/or criminal liabilities. Those same penalties may also be applicable in the case of a failure to fulfill the conditions of validity in the environmental licenses already held by us. Currently, some of our environmental licenses are in the renewal process, and we cannot guarantee that environmental agencies will approve our requests for renewal. Brazilian CONAMA (Conselho Nacional do Meio Ambiente) Resolution No. 237 establishes that renewal of environmental licenses must be requested at least 120 days in advance of their expiration, so that the licenses may be automatically extended until a final decision from the environmental authority is reached. In addition, the environmental agency may condition the renewal on expensive facility upgrades if there have been regulatory changes in the environmental standards that the plant is required to meet, which may result in delays, disruptions or in the denial of the license.

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We are also subject to similar environmental laws and restrictions in all jurisdictions where we have plants and operations, which may require us to incur significant costs.

Deterioration of general economic and political conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic and political conditions, which may result in increased volatility in our markets and contribute to net losses.

Global economic downturns and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of our business operations worldwide. While Brazil exports a diversified bundle of products to a variety of countries, a significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth.

Furthermore, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries. Such developments may affect the Brazilian economy in the future and, consequently, our results of operations. For example, the world has been affected by the COVID-19 pandemic, which has triggered negative global economic developments, the severity of which we cannot quantify. Accordingly, the purchasing power of the Brazilian population, as in many countries affected by the pandemic, is expected to decrease, which may reduce consumption and investments and adversely affect our business and results of operations.

Uncertainty as to whether the Brazilian government will implement significant reforms in public policy in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies. As a result, there may be high volatility in the domestic financial markets in the short term, and economic recovery in the long term may be hindered. Accordingly, improvements in the labor market and income growth may be limited, which could have an adverse effect on our operations and financial results.

On January 31, 2020, the United Kingdom announced it had officially exited the European Union, commonly referred to as Brexit, and entered a transition period. Brexit has caused and may continue to cause political and economic uncertainty, including significant volatility in global stock markets and currency exchange rate fluctuations. The effects of Brexit will depend on many factors, including any trade deals that the United Kingdom makes to retain access to European Union markets. Brexit could lead to legal uncertainty and give rise to potentially conflicting national laws and regulations as the United Kingdom determines which laws of the European Union will be replaced or replicated. There could be increased costs from re-imposition of tariffs on trade between the United Kingdom and the European Union, shipping delays because of the need for customs inspections and procedures, and temporary shortages of certain goods. In addition, trade and investment between the United Kingdom, the European Union, Brazil and other countries will be impacted by the fact that the United Kingdom operated under the European Union’s tax treaties. The United Kingdom will need to negotiate its own tax and trade treaties with countries all over the world, which could take years to complete. The potential impact of Brexit on our market share, sales, profitability and results of operations is unclear. The economic conditions in the United Kingdom, the European Union and global markets may be adversely affected by reduced growth and volatility.

We have undertaken, in the share purchase agreement entered into with Tyson International Holding Co., not to do business or otherwise compete in the sale of poultry products for human consumption in certain jurisdictions in Europe, including the European Economic Area (EEA) and the United Kingdom. The non-compete provision has partially lapsed for certain products and channels, and in October 2020, we reached a commercial agreement with Tyson International Holding Co. to accelerate our return to the European continent and regain access to other markets through a phased removal of the non-compete restrictions between 2021 and 2024. While we aim to expand our sales to Europe and other international markets as part of our strategy and Vision 2030 Plan, continued uncertainty and market volatility could undermine those expansion plans and have a corresponding adverse effect on our operations and financial results.

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Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely affect global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment; if such policies are not implemented, the trading price of securities of Brazilian issuers, including our common shares may be materially and adversely impacted. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other yet unforeseen development, may adversely affect our business and results of operations.

In March 2021, in order to allow for payment of emergency aid for the low-income population, the Brazilian National Congress approved a constitutional amendment that changed the government budget rules. From 2022 onwards, Brazilian states, cities and municipalities that reach the indebtedness limit of 95% of their income will have their fiscal and financial incentives granted reduced by 10%. Furthermore, in December 2021, the Brazilian National Congress approved a constitutional amendment to change the rules of credit payments (precatórios) between Brazilian states, cities and municipalities. The time limit for such payments was postponed for up to fifteen years. Considering the economic and fiscal scenario in Brazil and the 2022 presidential election, we may not have an increase in federal taxes immediately but the pressure in local government will occur thus leading to taxes increase in the foreseeable future in federal and local states.

As in any electoral year, the political landscape in Brazil for 2022 may impose uncertainties that might negatively impact our business. We cannot guarantee that the electoral scenario will not cause difficulties in the economic recovery, including but not limited to volatility in the market, contraction in the amount of investments as well as uncertainty about the economic policies to be implemented by a new or incumbent federal administration, and regional political leadership in states.

We are subject to third party transportation and logistics risks, and we rely on a limited number of available third-party suppliers to deliver certain specialized materials that we require for our production activities.

We depend on fast and efficient transportation and logistics services to, among other things, deliver raw materials to our production facilities, deliver animal feed to our poultry and pork growers, and distribute our products. Any prolonged disruption of these services may have a material adverse impact on our business, financial condition and results of operations. For example, on May 21, 2018, a national truckers’ strike commenced in Brazil regarding increases in fuel prices. The strike materially disrupted the supply chain of various industries across the country, including the supply chain of raw materials to our production facilities and the delivery of animal feed to our poultry and pork growers, and, at its peak, led to the suspension of the operation of all our production facilities located in Brazil. Furthermore, this strike also materially affected the regular functioning of the ports from where our products are exported. We incurred increased costs in connection with the truckers’ strike and were required to dispose of certain animals as a result of the strike. There can be no assurance that the truckers will not seek to engage in any further strikes – particularly considering the recent steep rise of fuel prices in Brazil as a result of the increase of oil prices across the world and the devaluation of the Brazilian currency - and that the Brazilian federal government or any other relevant party will be able to meet the demands of the truckers in a satisfactory manner or that any such strike will not adversely affect our supply chain or the operation of our production facilities. In addition, significant increase in fuel prices and transportation service rates as well as any other reduction in the reliability or availability of transportation or logistics services, including as a result of, among other things, flooding in ports, warehouse fires, global shipping container shortages, or labor strikes, could adversely affect our ability to satisfy our supply chain requirements and deliver our products economically to our customers. Any such disruption to the transportation or logistics services that we depend on could have a material adverse impact on our results of operations and financial condition.

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In addition, some of our production activities require specialized materials that we acquire from a limited number of available third-party suppliers. For example, we rely on purchases of genetic material used in our livestock breeding programs from a very small number of livestock genetics companies. If any of these suppliers is not able to supply the materials in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of production and sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

We may divest or acquire businesses or enter into joint ventures, which may divert management resources or prove to be disruptive to our company.

We regularly assess and pursue opportunities to focus or generate synergies in our business through divestitures or expansions through acquisitions, joint ventures and other initiatives. We have completed several divestitures and acquisitions in recent years, including Banvit Foods SRL, OneFoods Malaysia Sdn Bhd, companies that compose the Hercosul Group, Mogiana Alimentos S.A. and joint ventures with AES Brasil Energia S.A. and Intrepid Participações S.A. For additional details on certain of these transactions, see “Recent Developments—History and Development of the Company.” Divestments, acquisitions, new businesses, and joint ventures, particularly those involving sizeable businesses, may present financial, managerial, operational, legal, compliance and reputational risks and uncertainties, including:

•	challenges in realizing the anticipated benefits of the transaction;
•	difficulties with managing various macroeconomic variables and their impact on the business;
•	difficulties with managing commercial relationships in various countries;
•	diversion of management attention from existing businesses;
•	difficulties with integrating/carving-out personnel, especially to different managerial practices;
•	disruptions when integrating or carving out financial, technological and other systems;
•	difficulties in identifying suitable candidate businesses or consummating a transaction on terms that are favorable to us;
•	challenges in retaining an acquired company’s customers and key employees;
•	challenges related to the loss of key employees in connection with a divestment;
•	increased compensation expenses for newly hired employees;
•	exposure to unforeseen liabilities or problems of the acquired companies or joint ventures;
•	warranty claims and claims for damages which may be limited in content, timeframe and amount;
•	legal challenges, including claims for indemnification;

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•	challenges arising from a lack of familiarity with new markets with differing commercial and social norms and customs, which may adversely impact our strategic goals or require us to adapt our marketing and sales model for specific countries;
•	compliance with foreign legal and regulatory systems;
•	difficulties in transferring capital to new jurisdictions;
•	challenges in receiving the necessary approvals from governments and national and international antitrust authorities, including the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE; and
•	restrictions imposed by local regulators, which were not identified before completion of the transaction.

The strategic benefits from our divestitures or acquisitions may not materialize in the timeframe we anticipate, or at all. In addition, we may be unable to identify, negotiate or finance future divestitures, acquisitions or other strategic initiatives successfully or on favorable terms. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future divestitures, acquisitions and joint ventures may also result in unforeseen operating difficulties and expenditures, as well as strain our organizational culture.

Our failure to continuously innovate and successfully launch new products that address our clients’ needs and requirements, as well as maintain our brand image, could adversely impact our operating results.

Our financial success depends on our ability to anticipate changes in consumer preferences and dietary habits and our ability to successfully develop and launch new products and product variations that are desirable to consumers. The resources that we devote to new product development and product extensions may be insufficient and we may not be successful in developing innovative new products or our new products may not be commercially successful. For example, trends towards prioritizing health and wellness present a challenge for developing and marketing successful new lines of products to address these consumer preferences. Furthermore, a reduction in our investment in product development may negatively affect not only our ability to generate innovative solutions, but also the in-market success of any such products. Additionally, our employees working on innovation and research and development may move to one of our competitors, which would compromise our ability to deliver new and innovative products and may also result in our competitors gaining information we view as proprietary. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets in a timely or cost-effective manner, our products, brands, financial results and competitive position may suffer, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We also seek to maintain and extend the image of our brands through marketing, including advertising and consumer promotions. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. A continued global focus on health and wellness, including weight management, increasing media attention on the role of food marketing and negative press coverage about our quality controls and products, including in connection with the Carne Fraca Operation and Trapaça Operation, may adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices. For instance, new nutritional labeling rules for packaged foods will require us to change 100% of our packaging labels in Brazil, so that labels present on the front panel the levels that our products exceed the established daily limits of sodium, added sugars and saturated fats as well as an adjustment to our form of nutritional table.

Our success in maintaining, extending and expanding our brand image also depends on our ability to adapt to a rapidly changing media environment, including increasing reliance on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our reputation and brand image. If we do not maintain or improve our brand image, then our sales, financial condition and results of operations could be materially and adversely affected.

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We may experience difficulties in expanding our products or in expanding into new lines of business, industries and/or foreign markets.

We may face challenges in connection with the expansion of our products as well as our expansion into new lines of business, industries and/or new geographic regions within or outside of Brazil. In particular, as we expand into new lines of business, such as BRF Pet, we may face challenges associated with entering into a line of business in which we have limited or no experience and in which we may not be well-known. Offering new products and services or offering existing products in new industries or new geographic regions may require substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract customers, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets.

We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.

Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation.” The investigation involves several companies in the Brazilian industry and, among other things, includes allegations relating to food safety and quality control.

On March 17, 2017, we learned of a decision issued by the 14th Federal Court of Curitiba in the State of Paraná authorizing the search and seizure of information and documents from us, and the detention of certain individuals in the context of the Carne Fraca Operation. Two of our employees were detained (both of whom have been released) and three others were identified for questioning (of which only two were questioned).

On April 20, 2017, based on an investigation by the Brazilian Federal Police, Brazilian federal prosecutors filed several charges against two of our former employees (one of our regional manufacturing officers and one of our corporate affairs managers). One such employee was acquitted by lower courts of all charges on September 28, 2018, while the other employee was convicted on one charge. The Brazilian federal prosecutors and one of our former employees filed an appeal, which is pending judgment by the court. See “Recent Developments—Legal Proceedings.” On January 22, 2018, the Attorney General’s Office of the Third District of the State of Goiás filed a complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation, and against the former head of quality control at our Mineiros plant, neither of whom works for us any longer. Both were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. According to the complaint, laboratory tests (dripping tests) detected excessive levels of water absorbed by the chicken products collected by authorities at our Mineiros plant. The Attorney General’s Office of the Third District of the State of Goiás alleges we produced chicken products with higher quantities of water than the limits permitted by the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”), with potential damages to customers, considering they would potentially be acquiring chicken meat products with a weight lower than that indicated on the packaging, since part of the weight of the frozen chicken would consist merely of water contained therein.

On March 5, 2018, we learned of a decision issued by a federal judge of the First Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents pertaining to us and certain current and former employees, as well as the temporary detention of certain individuals. In what media reports have identified as the “Trapaça Operation,” eleven of our current and former employees were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens. All such current and former employees were released from custody and those who are still our employees are on leave of absence. A number of our current and former employees were identified for questioning. The primary allegations in the Trapaça Operation involve alleged misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs.

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As a result of the Trapaça Operation, on March 5, 2018, we were notified by MAPA that it immediately suspended exports from our Rio Verde/Goiás, Carambeí/Paraná and Mineiros/Goiás plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 other of our plants to the European Union on March 15, 2018. On May 14, 2018, the European Union announced the decision to suspend 12 of our production facilities in Brazil by revoking the export approval of meat products from such facilities to the European Union’s countries due to increasing pressure from domestic producers’ organizations, supposedly demanding the measure for local market protection. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the international markets in which we operate. Given the import ban applied to our production facilities, we are unable to export meat from such facilities to the European Union. Our results of operations may be further adversely affected due to the need to redirect the production capacity of such facilities, originally destined for the European Union, to other markets at similar prices or margins.

In June 2018 and in May 2019, we learned of administrative proceedings commenced against us by the Brazilian Comptroller General of the Union (Controladoria-Geral da União), or CGU, which is primarily related to alleged irregularities in connection with conduct that could represent harmful acts to the public administration under the Brazilian Anti-Corruption Law and other applicable laws, as described in Carne Fraca Operation and Trapaça Operation. The CGU is an internal control body of the Brazilian federal government responsible for carrying out activities related to the defense of public property and the increase of management transparency, through actions of public audit, correction, prevention and combat of corruption, among others. These CGU administrative proceedings against us remain pending without any adverse decision against us as of September 30, 2021. At the administrative proceedings related to the Trapaça Operation, when we are subpoenaed, we intend to present our defense in this matter. At the administrative proceedings related to the Carne Fraca Operation, BRF was subpoenaed and presented its defense in September 2021, and the proceeding is currently in the investigative phase. We will continue to discuss a possible resolution of these proceedings with CGU, and to cooperate with all applicable governmental authorities. The outcome of the CGU proceedings and any other proceedings instituted by authorities may result in penalties, fines, compensation, sanctions from governmental authorities or other forms of liabilities, which may have a material adverse impact on our reputation, brand, results of operations, financial position and cash flows. Currently, any losses related to this matter cannot be estimated, and, as a result, no provision has been recorded.

On October 15, 2018, the Brazilian Federal Police issued a report on the investigation of the Trapaça Operation, which contained accusations against 43 people, 23 of whom are current or former BRF employees, including former Chief Executive Officer Pedro Faria, former chairman of our board of directors Abilio Diniz, and three former vice presidents. Those who are still our employees are on leave of absence. Allegations against these senior employees generally focused on communications relating to alleged dioxin contamination. Since then, the police investigation has been under review by the Brazilian Federal Prosecutor responsible for the case to determine whether to bring criminal charges. See “Recent Developments—Legal Proceedings.”

On December 4, 2019, in the context of the Trapaça Operation, criminal charges were brought against former BRF employees for allegedly committing, with respect to the manufacture of animal feed and PREMIX compound (supplement added to animal feed), aggravated larceny by fraud, false representation, wrapper or container with false labelling, forgery of substance or food product, forgery of product intended for therapeutic or medicinal purposes and criminal association, at least during the period between 2012 and 2018. The complaint was received by the lower court on January 21, 2020. There was no negative decision against any of the defendants during 2021. The defendants have presented their response to the complaint. On November 4, 2020, also in the context of the Trapaça Operation, a second complaint was filed by the Federal Public Prosecutor’s Office against former and inactive employees of ours for allegedly committing aggravated larceny by fraud, false representation, selling products harmful to health and criminal association, between the years 2012 and 2017, related to the presence of Salmonella on food products. The complaint was received by the lower court on November 20, 2020 and the defendants have presented their response. These proceedings are still pending. For additional information, see “Recent Developments—Legal Proceedings.”

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On February 11, 2020, the Saudi Food & Drug Authority, or the SFDA, temporarily suspended the export authorization of two of our plants (Dois Vizinhos, SIF 2518, and Francisco Beltrão, SIF 1985) due to the Trapaça Operation. The Saudi Arabian government agency based its decision on news reports relating to the investigations. The case has been brought by Brazil as a Specific Trade Concern, or the STC, in the 4th meeting of the WTO Committee on Sanitary and Phytosanitary Measures in November 2020. For additional information, see “—More stringent trade barriers in key export markets may negatively affect our results of operations.”

Any of these existing investigations and proceedings, as described under “Recent Developments—Legal Proceedings,” or any other ongoing or future investigation or proceeding could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.

We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.

We are subject to anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-Corruption Law nº 12,846, the U.S. Foreign Corrupt Practices Act of 1977, or FCPA and the United Kingdom Bribery Act of 2010. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees that are considered foreign officials for purposes of the FCPA. In addition, we participate in certain public tenders and competitive bidding rounds for contracts involving public authorities in Brazil and potentially in other markets where we operate, which activities are typically subjected to heightened regulatory scrutiny and often require compliance with specific anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations, potential violations of law have been identified on occasion as part of our compliance and internal control processes. In addition, we were notified of allegations involving potential misconduct by some of our employees in the context of the Carne Fraca Operation, Trapaça Operation and other investigations. For more details, see “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition” and “Recent Developments—Legal Proceedings.” As a result of the Carne Fraca Operation and Trapaça Operation and related matters, we incurred expenses in the total amount of R$8,554 thousand for the nine months ended September 30, 2021 and R$28,097 thousand for the same period in 2020, which negatively impacted our results of operations. Additionally, these or other proceedings may result in penalties, fines, sanctions or other forms of liability. Furthermore, any negative reflection on our image or our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

Given the size of our operations and the complexity of our production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices, including fraud or violations of law or violations of our internal policies and procedures by our employees, directors, officers, partners or any third-party agents or service providers. Furthermore, there can be no assurance that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of applicable laws and regulations) for which we or they may ultimately be held responsible. Violations of anti-fraud, anti-corruption, anti-money laundering or other international laws and regulations could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. We may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability. Potential negative developments in the Carne Fraca Operation, Trapaça Operation and other investigations may also negatively affect the market price of our common shares and American Depositary Receipts, or ADRs.

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We are subject to antitrust and competition laws and regulations and we may fail to ensure compliance with such laws and regulations.

We are subject to antitrust and competition laws and regulations in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, on March 14, 2019, the Turkish Competition Authority (“TCA”) announced a decision regarding its investigation into our Turkish subsidiary Banvit and other producers for alleged anticompetitive practices in connection with chicken meat production in Turkey. The TCA imposed an administrative fine equivalent to R$22,507 thousand (TRY30,518 thousand, translated to reais at the exchange rate of R$0.7375 as of September 30, 2019), against Banvit. The decision was confirmed on September 17, 2019, and Banvit anticipated the payment of the fine to benefit from a 25% discount available under Turkish law. For additional information, see “Recent Developments—Legal Proceedings.”

There can be no assurance that our internal policies and procedures designed to ensure compliance with applicable antitrust and competition laws and regulations will be sufficient to prevent or detect all inappropriate or unlawful practices. As a result, we may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. Furthermore, there can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by authorities or civil antitrust litigation by private parties, or any agreements with antitrust or competition authorities, against us or our subsidiaries will not have a material adverse impact on our business, results of operations or financial condition.

A failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition and reputation.

We operate on a global basis and face risks related to compliance with export control and economic sanctions laws and regulations, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. Economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. However, we have conducted, and may in the future seek to conduct, business in certain countries that are subject to sanctions under the laws of the United States or other countries. Although we have pursued these transactions, and intend to pursue any future transactions, in full compliance with applicable laws and regulations, we may not be successful in ensuring compliance with limitations or restrictions on business with companies in any such countries. If we are found to be in violation of applicable sanctions laws or regulations, we may face criminal or civil fines or other penalties, we may suffer reputational harm and our results of operations and financial condition may be adversely affected. Additionally, there can be no assurance that our employees, directors, officers, partners or any third parties that we do business with, including, among others, any distributors or suppliers, will not violate sanctions laws and regulations. We may ultimately be held responsible for any such violation of sanctions laws and regulations by these persons, which could result in criminal or civil fines or other penalties, have a material adverse impact on our results of operations and financial condition and damage our reputation.

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Political and economic risks in regions and countries where we have exposure could limit the profitability of our operations and our ability to execute our strategy in these regions.

Since we have business operations around the world, we are subject to a variety of risks that may adversely affect our financial results. In the regions where we have production and distribution activities, we are subject to the following risks, among others:

•	political instability;
•	geopolitical risks and conflicts, such as war, terrorism and civil unrest;
•	the imposition of exchange or price controls;
•	the imposition of restrictions on exports of our products or imports of raw materials necessary for our production processes, including embargoes from countries where we undergo production or distribution activities;
•	the fluctuation of global currencies against the real;
•	the nationalization of our property;
•	political influence by local governments in communities where we operate requiring investments or other expenditures;
•	increases in export tax and income tax rates for our products;
•	increases on non-tariff barriers;
•	free trade agreements between countries and regions excluding Brazil;
•	change in regulations of the markets to which we export;
•	lack of transparency and/or bribery or any illegal gains’ attempted by foreign officials; and
•	institutional and contractual changes unilaterally imposed by governments, including controls on investments and limitations on new projects.

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities may be adversely affected, and we may experience significant variability in our revenue from those operations. This risk may be heightened as a result of the COVID-19 pandemic, for example due to outbreaks of COVID-19 in our plants and restrictions that may be imposed on our products because of these outbreaks. For more information, see “—Pandemics or human disease outbreaks, such as the coronavirus (COVID-19), may disrupt consumption and trade patterns, supply chains and production processes, which could materially affect our operations and results of operations.” In another trade-related development in 2020, certain member states of the European Union negotiating a trade agreement with the Mercosul trade bloc, of which Brazil is the largest member, indicated that progress would slow in light of concerns over Brazilian environmental protection policies and enforcement in connection with fires in the Amazon rainforest. Such delays could undermine efforts to expand our access to European markets. Additionally, several countries in Asia currently do not tax the importation of poultry and pork meat, which increases our products’ competitiveness in these countries. However, we understand that this import tax regulation may be changing in the near future. We are unable to control any such change in import tax regulation, which may have a material adverse effect on our products’ competitiveness. The impact of these changes on our ability to deliver our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may adversely affect our operations and financial results.

Additionally, specific trade deals between key markets and other competing exporting countries may negatively affect our results of operations and competitiveness. For example, the U.S.-South Korea free trade agreement will significantly reduce the import tariff of U.S. agricultural products into Korea in 2022 which may adversely impact our exports to this country.

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Our external market sales are subject to a broad range of risks associated with cross-border operations.

External market sales account for a significant portion of our global net sales, and represented 45.3% of our net sales in the nine months ended September 30, 2021, 43.7% of our net sales in 2020 and 44.5% of our net sales in 2019. Our external market is reported within our International business segment, which comprises Islamic markets (including Turkey, North of Africa, Gulf Cooperation Council (GCC) and Malaysia), Asia, Europe, Eurasia, Africa and Americas, where we are subject to many of the same risks described herein in relation to Brazil. Furthermore, we may seek to expand sales of our products to additional international markets. Our future financial performance depends, to a significant extent, on the economic, political and social conditions in those regions as well as on our supply conditions.

Our future ability to conduct business operations in external markets could be adversely affected by factors beyond our control, such as:

•	exchange rate and interest rate fluctuations and the impact of hyperinflation;
•	commodities price volatility;
•	deterioration in global economic conditions;
•	political risks, such as turmoil and instability, foreign exchange controls and uncertainty regarding government policies;
•	decreases in demand, particularly from large markets such as China and Saudi Arabia;
•	imposition of increased tariffs, anti-dumping duties or other non-tariff trade barriers;
•	restrictions on international trade and financial flows imposed due to balance of payments deficits;
•	strikes or other events affecting ports and other transport facilities;
•	unpredictable international border closings that restrict products, materials and people;
•	compliance with differing foreign legal and regulatory regimes;
•	strikes, not only of our employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export several of our products;
•	access to adequate infrastructure, which could be affected by flooding or similar events;
•	damage to our products;
•	negative media exposure related to the Brazilian agriculture or meat processing industries, particularly in connection with the Carne Fraca Operation, Trapaça Operation or other investigations; and
•	negative preconceptions influenced by Brazil’s worsening international reputation due to deforestation and other environmental and sustainability issues.

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We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in both the domestic and external markets. In addition, we compete with foreign producers in our external markets. The Brazilian market for whole poultry, poultry and pork cuts is highly fragmented. Small producers, some of which operate in the informal economy, are able to offer lower prices by meeting lower quality standards. With respect to exports, we compete with other large, vertically integrated producers that have the ability to produce quality products at similarly low costs.

In addition, the size and growth potential of the Brazilian market for processed food, poultry, pork and beef, combined with Brazil’s low production costs are attractive to international competitors. The main barrier impeding these companies from entering the Brazilian market has been the need to build a comprehensive distribution network, including a network of outsourced farmers, known as outgrowers. Nevertheless, foreign competitors with significant resources could undertake to build or acquire such capabilities.

The Brazilian poultry and pork cuts markets, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, with strong brands, consumers may choose to purchase other products or brands. We expect to continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any delay or failure by us in responding to product, pricing and other strategies by competitors may negatively affect our financial performance.

Our business depends on the supply of raw materials produced by farmers and integrated producers, and our performance depends on our ability to attract and retain a network of qualified farmers and integrated producers.

We are a vertically integrated producer of food products, and we depend on a large number of raw materials of animal origin, or animal byproducts, to conduct our business. A substantial portion of the animal byproducts we use to conduct our business is produced by a network of integrated farmers and producers with whom we have entered into integrated production contracts. Such integrated producers are responsible for managing and raising the poultry and pork that we, as integrators, supervise. For the nine months ended September 30, 2021, we acquired 3,570 tons of animal byproducts from our integrated producers, corresponding to 97.9% of the raw materials we used during the course of our business.

The selection and retention of farmers and producers is highly competitive, and such competition between integrators has intensified in recent years. Our integrated producers are primarily located near our industrial units, where competing integrators conduct activities similar to the activities we conduct. We may be unable to select and retain such farmers and producers, particularly as a result of greater competition, or we may be obligated to pay higher prices for such byproducts or offer greater benefits to retain such farmers and producers. Our inability to retain an adequate number of such farmers and producers may negatively impact our strategic plans and operational performance.

In addition, our integrated producers are mostly financed through rural credit financing that they contract directly with financial institutions. Such rural credit financing are offered in the context of financial collaboration agreements that we enter into with the respective financial institutions, which establish obligations related to: (i) selecting integrated producers suitable for obtaining financing; (ii) maintaining a sufficient payment stream to such integrated producers to amortize and settle the financial installments granted within the scope of such financial collaboration agreements; and (iii) supervising the application of the financial resources granted to such integrated producers. In exceptional cases, such as the operational suspension, sale or lease of one of the industrial units that we use to purchase the production of our integrated producers financed through such financial collaboration agreements, we may be obligated to prepay the financing obtained by our integrated producers, or we may be required to maintain a sufficient payment stream to such integrated producers to amortize and settle the financial installments until a new integrator succeeds the affected industrial unit with respect to the integrated production contracts, which may adversely affect our results.

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Our performance depends on favorable labor relations with our employees, our compliance with labor laws and the safety of our facilities. Any deterioration of those relations, increases in labor costs or injuries at our facilities could adversely affect our business.

As of September 30, 2021, we had approximately 100,000 employees worldwide. Our production employees in Brazil and in countries where organized labor is prevalent are generally represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may be unable to reach new agreements with the labor unions and any such agreements may not be on terms satisfactory to us, which could result in higher payments of wages or benefits to union workers. Additionally, if we are unable to negotiate acceptable collective bargaining agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. Such costs represented 11.6% of our cost of sales in the nine months ended September 30, 2021. In the event of a review of our employee contract structure, additional operational expenses could be incurred. Additionally, in the ordinary course of business, we outsource some of our labor force, which subjects us to claims that may arise from these relationships. In the event that a significant amount of these claims results in an unfavorable outcome against us, we may be held liable for amounts higher than our provisions, which may have a material adverse effect on our business, financial and operational condition and results of operations. In addition, if the outsourced activities are deemed by the authorities as employment relationships, outsourcing may be considered illegal and the outsourced workers may be considered our employees, which would result in a significant increase in our costs and could subject us to administrative and judicial procedures by the relevant authorities and fines. We are also subject to increases in our labor costs due to Brazilian inflation and increases in health insurance costs. Material increases in our labor costs could have a material adverse effect on our business, results of operations and financial condition and prospects.

In addition, we face risks related to the safety of our facilities. If we fail to implement safety procedures or if the procedures, we implement are ineffective or are not followed by our employees or others, our employees and others may be injured, which could result in costs for the injuries and lost productivity. Any of the foregoing could have an adverse impact on our business, results of operations and reputation.

We cannot guarantee that our suppliers will not engage in irregular practices.

We cannot guarantee that our suppliers will not have issues regarding working conditions, sustainability, outsourcing of the production chain and improper safety conditions and/or corruption. If any of our suppliers engage in these practices, our reputation may be harmed and, consequently, our customers’ perception of us may be adversely affected. Also, depending on the irregularity attributed to the supplier, if it has acted for our benefit, whether exclusively or not, we may be subject to the sanctions provided for in the applicable anti-corruption law. Although we have an internal integrity system that follows the best national and international compliance practices, which is applicable to all our suppliers and busines partners; there is no assurance that we will be able to timely identify and/or prevent any such violations by our suppliers.

We may be liable for environmental damage caused by our suppliers.

If the companies that provide us outsourced services do not meet the requirements of the applicable legislation, we may be considered liable for the environmental damage caused by these companies.

Additionally, environmental damage in Brazil implies strict and joint liability. This means that the obligation to repair the degradation caused may affect all those who, directly or indirectly, contributed to the occurrence of environmental damage, regardless of the agents' guilt, which may adversely affect our results and activities. Also, the hiring of third parties to carry out any management of our activities, such as management of contaminated areas, renovations or final disposal of waste, does not exempt us from liability for any environmental damage caused by a supplier engaged by us. If we are held liable for any such damages, our results and image may be adversely affected.

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We depend on the operating results of our subsidiaries.

In addition to having our own operations, we hold equity interests in other companies. Therefore, in addition to the results generated by our own operation, we also depend on the operating results of our subsidiaries and controlled companies. Our ability to meet our debts and other obligations depends not only on our cash flow generation, but also on the cash flow generation of our subsidiaries, controlled companies and affiliates and their ability to make cash available to us in the form of payment of interest on equity, payment of debt, dividends, among others.

Any adverse change in the financial condition or results of operations of our subsidiaries, controlled companies and affiliates could materially and adversely affect our business, financial condition or results of operations.

Also, the income tax exemption on the distribution of dividends provided for in current Brazilian legislation may be reviewed and dividends may become taxable in the future, negatively impacting us, as a holding company, given that taxes may be due on the distribution of dividends by our subsidiaries to us.

In addition to the risk factor above, subsidiaries that carry out our significant operations are subject to the same risks applicable to us.

Unfavorable outcomes in administrative and legal proceedings may reduce our liquidity and negatively affect us.

We and some members of our management are defendants in civil, administrative, regulatory, environmental, labor and tax proceedings and we are also subject to consent agreements (Termo de Ajustamento de Conduta, or TAC). Unfavorable decisions in such legal proceedings may reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects. In addition, our management and employees may be subject to judicial, arbitral and/or administrative investigations, inquiries, proceedings and claims.

With regard to tax contingencies, we are currently defendants in a number of cases, which include, for example, disputes regarding the offset of tax credits and the use of tax incentives in several states that have not yet reached a final ruling in the Brazilian courts. In addition, we may face risks arising from potential impairment of input state value-added tax, or VAT, that we accumulate on exports.

As of September 30, 2021, we have R$1,558,541 thousand in provisions for contingencies, of which R$411,289 thousand are for civil and other contingencies (including administrative, regulatory and environmental), R$530,210 thousand are for tax contingencies and R$617,042 thousand are for labor contingencies. Proceedings classified as possible losses, as of September 30, 2021, totaled R$15,122,141 thousand, which could adversely affect our financial situation in the event of change in circumstances in the classification of probability of loss, due to the complexity and discretion involved in the assessment, measurement and definition of the time of recognition and disclosure of legal claims between the various spheres in which they are processed.

We are also currently being investigated in the Carne Fraca Operation and Trapaça Operation, and administrative proceedings commenced against us by the CGU, which may result in penalties, fines and sanctions from governmental authorities or other forms of liability. For more information about the “Carne Fraca Operation,” “Trapaça Operation” and “CGU Proceedings,” see “Recent Developments—Legal Proceedings—Trapaça Operation.” We will continue to cooperate with all applicable governmental authorities, including the CVM. Any investigation from governmental authorities currently unknown to us with respect to any potentially unlawful business practice may also result in penalties, fines and sanctions or other forms of liability.

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On March 12, 2018, a shareholder class action lawsuit was filed against us, some of our former managers and a current officer of ours in the U.S. Federal District Court in the Southern District of New York. On July 2, 2018, the Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action, or the Lead Plaintiff. On December 5, 2018, the Lead Plaintiff filed an amended complaint that sought to represent all persons and entities who purchased or otherwise acquired our ADRs during the period from April 4, 2013, through and including March 2, 2018. The class action alleged, among other things, that we and certain officers or directors of ours engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. On December 13, 2019, we and the other defendants filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed an opposition motion, and, on February 11, 2020, we and the other defendants filed our response. While the court’s decision on the motion to dismiss was still pending, the parties reached an agreement on March 27, 2020 to settle this class action for an amount equivalent to R$204,436 thousand (U.S.$40,000 thousand, translated to reais at the exchange rate of R$5.1109 as of March 27, 2020). The court approved this settlement on October 23, 2020.

In addition, in 2020 we received a final and unappealable judicial decision regarding the exclusion of ICMS from the tax basis of the social contributions of PIS and COFINS, which permitted us to recognize a significant amount of recoverable taxes, which are described in note 9.1 to our unaudited condensed consolidated interim financial information. For a number of procedural reasons involved in finalizing the settlements for these judgments, it could take an extended period of time for us to receive these amounts, either as compensation or through obtaining a court ordered financial obligation (precatório). In 2021, we started to use these tax credits to offset federal taxes payable and the total amount used up to September 30, 2021 was R$554,287 thousand.

In March 2020, three confidential arbitration proceedings were brought against us in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 S.A. – Brasil, Bolsa, Balcão, or the B3 or the São Paulo Stock Exchange, in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to the price fall of our shares, during the period starting from April 4, 2013 and afterwards. In September 2020, the Chairman of the Market Arbitration Chamber of B3 decided to consolidate these three arbitrations into a single arbitration proceeding. Because this arbitration proceeding is in its initial stage, we believe the possible loss or range of losses, if any, cannot be estimated. In the event that this litigation or arbitration proceeding is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome or settlement would not have a material adverse impact on us.

We cannot guarantee that the results of these proceedings or investigations and/or that new proceedings or new investigations will have favorable outcomes for us and our management. With respect to proceedings to which we are a party, we cannot guarantee the dimension of the impacts that the results may have on our business, financial condition and/or reputation, or that we maintain or will maintain provisions in sufficient amount to cover all liabilities that may arise from these proceedings. In addition, we cannot guarantee that any person, directly or indirectly related to us, whether shareholder, employee, officer, director, supplier, service provider, subcontractors or alike, will not be involved in legal, administrative or arbitration proceedings, investigations or police inquiries.

Our inability or failure to protect our intellectual property and any intellectual property infringement against us could have a negative impact on our operating results.

Our principal intellectual property consists of our domestic and international brands. Our ability to compete effectively depends in part on our rights to trademarks, logos and other intellectual property rights we own or license. We have not sought to register or protect every one of our trademarks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate.

Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may allege that our intellectual property or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third-party claims, or settling such claims, we could be required to pay damages or enter into license agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe on any third party’s intellectual property rights, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

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Damages not covered by our insurance policies might result in losses for us, which could have an adverse effect on our business.

Certain kinds of losses cannot be insured against via third-party insurance, and our insurance policies are subject to liability limits and exclusions. For example, political risks, environmental and climate events, fraud, strike, product recalls, fines and penalties, terrorism, the livestock itself, ammonia leakage, financial risks such decrease in stock prices, cybersecurity risks, sabotage, industrial espionage, natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a material adverse effect on us. Additionally, we are exposed to certain product quality risks, such as criminal contamination, avian influenza, swine fever, salmonella and other livestock diseases that can impact our operations and which are not covered under insurance. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to indemnify parties affected by such an event. Furthermore, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to different facilities. These costs may not be fully covered by our insurance.

On occasion, our facilities may be affected by fires and explosions, such as the fires in our facilities in Arroio do Meio, State of Rio Grande do Sul in 2019 and the explosion that occurred in our facilities in Uberlândia, State of Minas Gerais in 2021, by flooding, such as the flooding in our facility in Bandirma, Turkey in 2018, and by collapse in our substation facility in Concordia, State of Santa Catarina in 2021, as well as by electrical damages or explosion in substations, or widespread truck driver strikes. In addition, our operations were adversely affected by the COVID-19 pandemic, and we may not be able to recover compensation for the resulting losses under our insurance policies. For more information on the effects of COVID-19 on our business, see “—Pandemics or human disease outbreaks, such as the coronavirus (COVID-19), may disrupt consumption and trade patterns, supply chains and production processes, which could materially affect our operations and results of operations.” Our business interruption insurance may not cover all of our direct and indirect costs and intangible costs in connection with disruptions to our operations. For example, the negative impacts on our business from the 2018 Brazilian truckers’ strike, including the suspension of operations at our production facilities and increased transportation and logistics costs, were not covered by any of our insurance policies. Any similar events in the future could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, our insurance policies may not cover legal costs in general incurred to defend ourselves against legal and administrative proceedings. We have incurred, and expect to continue to incur, significant costs in connection with the Carne Fraca Operation and the Trapaça Operation. The costs associated with these investigations and the costs of defending ourselves against legal and administrative proceedings may not be covered by our insurance policies. Furthermore, there can be no assurance that we will be able to obtain insurance coverage in the future, related to the foregoing or any other matters, on terms acceptable to us. As a result, we may incur significant additional expenses which may adversely impact our financial condition and results of operations.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, loss of key professionals may adversely affect our ability to implement our strategy, as well as expenses associated to these losses can impact our results. In 2017 and 2018, we experienced a significant number of departures of senior management, including two of our previous CEOs, our CFO, our Chief Human Resources Officer, or CHRO, our Brazil General Manager and our Vice President of Operations. However, since 2019 the stability of our Senior Staff improved significantly, with one departure in 2019 – Mr. Ivan de Souza Monteiro, Chief Financial Officer, one departure on October 9, 2020 – Mr. Rubens Pereira, who resigned as Strategy, Management and Innovation Vice President and one departure in 2021 – Mr. Neil Hamilton dos Guimarães Peixoto Junior who left the position of Quality, Research & Development Vice President. These changes, and other potential changes, in the composition of our senior management team and our board of directors may result in modifications to our business strategy and have a material adverse effect on us.

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Failure to maintain adequate internal controls could adversely affect our reputation and business.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the preparation and reporting of our financial statements for external use. Inadequate internal controls may result in our failure to meet public reporting requirements accurately and on a timely basis and harm our reputation. The internal controls over financial reporting may not prevent or detect all misstatements or fraud, regardless of the adequacy of those controls, and, therefore, we cannot assure that material weaknesses will not be identified in the future.

Part of our activities are carried out in third-party properties. If we are unable to maintain or renew our lease agreements or to enter into new agreements under conditions that are commercially adequate for us, we may be adversely affected.

Part of our activities are developed in third-party real estate properties which are subject to lease agreements.

In accordance with applicable law, generally, either party may request in a judicial lawsuit the review of the rental price after the third year of the effectiveness term of the agreement or of the last renegotiation of the rental price. A significant increase in the amount of the rent as a result of such lawsuits review could adversely affect our financial position and our operating result.

In addition, our lease agreements provide that the rents will be annually adjusted by an official inflation index. In a scenario of hyperinflation, such adjustments may adversely affect our financial results.

If, for any reason, we are unable to (i) maintain our lease agreements; (ii) enter into new agreements; or (iii) renew them under conditions that we deem appropriate, we may have our activities interrupted and/or be adversely impacted, due to (i) costs arising from the reallocation of our operations, and (ii) loss and/or decrease in revenue, including if we are not able in a timely manner to relocate our activities to suitable properties and/or take a long time to rent any such properties or if we rent them at high prices. In any such cases, our financial condition and results of operations may be adversely affected.

Failure to comply with, obtain or renew the licenses required of the real estate properties where we develop our activities may have a material adverse effect on us.

Our activities depend on several registrations, authorizations, federal, state and municipal licenses and permits, including inspection records issued by Fire Departments (Autos de Vistoria do Corpo de Bombeiros), certificates of occupancy (habite-se) of the facilities we use and operating licenses issued by the respective municipalities in order to carry out our operations. Most of these licenses have an expiration term and must be timely renewed, and may be subject to the payment of renewal fees. In addition, any irregularities or alterations to the facilities of the properties may also have an adverse effect on the maintenance of such real estate licenses. The expansion of our operations and/or changes in applicable legislation may also require new licenses, grants, authorizations, permits and/or registrations to be requested before the competent authorities.

We cannot assure that such licenses have been or will be obtained with respect to each property whereby we carry out our activities or that they have been or will be regularly maintained in force or timely renewed. The lack or the irregularity of our licenses could result in the imposition of infraction notices and fines by the competent authorities. If we are unable to remedy any irregularities in our licensing process in a manner that leads to an interruption or suspension of our operations or that would require us to make significant and unexpected investments, this could result in a material adverse effect on our business, financial situation, reputation and results of operations. Also, we may have to incur with unexpected costs with the reallocation of establishments, in case of the impossibility to obtain or renew any of these licenses. These scenarios may negatively affect our business.

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We may face situations of conflict of interest in transactions with related parties. Non-observance of commutative conditions in these transactions may adversely affect our results of operations.

We have contracts with relevant shareholders and subsidiaries involving, for example, the purchase and sale of goods. Situations may arise in which conflicts of interest occur in the relationship between us and such related parties.

If the contracts between us and our related parties do not observe commutative conditions, our results of operations may be adversely affected. Furthermore, if the rules applicable to transactions with related parties are not complied with by us, our operations and management involved may be subject to questioning and penalties by applicable authorities and competent governmental bodies.

For more information regarding our transactions with related parties, see “Item 7. Major Shareholders and Related Party Transactions⸻ B. Related Party Transactions” in our 2020 Form 20-F and note 29 of our unaudited condensed consolidated interim financial information.

Risks Relating to Our Indebtedness

The occurrence of a change of control may result in the default, acceleration, cross-default, cross-acceleration or termination of certain of our financing agreements.

We are party to certain financing agreements containing default, acceleration, cross-default, cross-acceleration and/or termination provisions in case of a change in control. In the event of a change in control, we may not be able to timely obtain waivers of such provisions from the respective contractual counterparties.

Default, acceleration, cross-default, cross-acceleration and/or termination of a relevant number of our financing agreements may adversely affect our financial condition and may materially adversely affect us.

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

As of September 30, 2021, our total consolidated debt (comprised of loans and borrowings) was R$24,178,601 thousand, and while we have not incurred significant increases in indebtedness resulting from the COVID-19 pandemic since it was declared, an increase in our leverage could result in adverse consequences for us, including:

•	requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations, capital expenditures or other capital needs;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;
•	increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;
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•	increasing our expenditures due to depreciations of the Brazilian real, which can lead to an increased amount of capital needed to service indebtedness that are denominated in U.S. dollars; and
•	making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations.

If one or more of these consequences or limitations were to materialize, they could adversely affect our results of operations and financial position.

Our cost of funding is affected by our credit ratings and any risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating, would likely increase our cost of funding and adversely affect our results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that generally affect the meat processing industry and the economic environment in which we operate.

In view of our current credit metrics and according to the policies and guidelines set by rating agencies in order to evaluate a company’s creditworthiness, as well as other factors, our credit rating is currently rated below “investment grade” by all of the rating agencies that rate us.

We cannot assure you that those rating agencies that have a negative outlook with respect to us will revise such outlooks upward. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our results of operations.

We have substantial debt that matures in each of the next several years.

As of September 30, 2021, we have R$2,226,146 thousand outstanding in principal amount of loans and borrowings that matures from October 1, 2021 through September 30, 2022, R$400,000 thousand outstanding in principal amount of loans and borrowings that matures from October 1, 2022 through December 31, 2022, R$2,839,213 thousand outstanding in principal amount of loans and borrowings that matures in 2023, R$2,054,081 thousand outstanding in principal amount of loans and borrowings that matures in 2024, R$907,058 thousand outstanding in principal amount of loans and borrowings that matures in 2025 and R$18,569,561 thousand outstanding in principal amount of loans and borrowings that matures in 2026 and thereafter.

A substantial portion of our outstanding loans and borrowings is denominated in foreign currencies, primarily U.S. dollars. As of September 30, 2021, we have R$16,266,214 thousand outstanding in principal and interest of foreign currency loans and borrowings, of which R$2,334,507 thousand is classified as short-term debt. Our U.S. dollar-denominated loans and borrowings must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. As of September 30, 2021, the real depreciated against the U.S. dollar by 4.67%. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in coming years:

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•	the pressures on credit return as a result of disruptions in the global stock and credit markets;
•	our operating results worsen significantly;
•	we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate; or
•	we are unable to refinance or repay any of our outstanding debt that becomes due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant restrictions on us.

The instruments governing our existing indebtedness impose significant restrictions on us, and the instruments governing any indebtedness we may incur in the future may also impose the same or additional restrictions on us. The existing restrictions limit, and any future restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•	borrow money;
•	make investments;
•	sell assets, including capital stock of subsidiaries;
•	guarantee indebtedness;
•	enter into agreements that restrict dividends or other distributions from certain subsidiaries;
•	enter into transactions with affiliates;
•	create or assume liens; and
•	engage in mergers or consolidations.

Although the covenants to which we are currently subject have exceptions and qualifications, the breach of any of these covenants could result in a payment default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business, results of operations and the market prices of our common shares and ADRs.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, price controls, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. Our business, results of operations, financial condition and prospects as well as the market prices of our common shares and ADRs may be adversely affected by, among others, the following factors:

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•	exchange rate fluctuations;
•	expansion or contraction of the Brazilian economy;
•	inflation rate fluctuations;
•	changes in fiscal or monetary policies;
•	commodities price volatility;
•	increases in interest rates;
•	exchange controls and restrictions on remittances abroad;
•	volatility and liquidity of domestic capital and credit markets;
•	natural disasters and changes in climate or weather patterns;
•	energy or water shortages or rationing;
•	changes in environmental regulation;
•	social and political instability, particularly in light of the upcoming the upcoming presidential election in Brazil;
•	strikes, not only of our employees, but also of port employees, truck drivers, other transport facilities, customs agents, sanitary inspection agents and other government agents; and
•	other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

Following a two-year contraction of 3.5% in GDP both in 2015 and 2016, the Brazilian economy posted moderate increases of 1.0% and 1.1% in 2017 and 2018, respectively, and again of 1.1% in 2019. Due to the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 contracted by 4.1% of GDP. As of September 30, 2021, the Brazilian economy showed signs of recovery as measured by its GDP, which increased 4% year-on-year according to IBGE, and inflation, increased to 10.25% accumulated over the last twelve months prior to September 30, 2021, from 4.52% in 2020 and 4.31% in 2019, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. As of September 30, 2021, interest rates increased to 6.25%, from 2.0% in 2020, and 4.5% in 2019. As of September 30, 2021, unemployment increased from 11.9% in 2019, to 13.9% in 2020 and decreased to 12.6% in 2021, according to the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílio) published by the IBGE.

In addition, various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as the “Lava Jato Operation,” have indirectly negatively impacted the Brazilian economy and political environment and are still ongoing.

A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks, which were not publicly disclosed, allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff. These funds were also allegedly used for the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

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Amidst this background of political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-president, Ms. Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Mr. Michel Temer, the former vice president, who assumed the presidency of Brazil following Rousseff’s ouster, was first arrested on March 2019, having been convicted of the crimes of cartel involvement, active and passive corruption, money laundering and public auction fraud. He was released and arrested again four days later, in May 2019, and then released once again six days later. He continues to be under investigation on corruption allegations. In addition, the former president, Mr. Luiz Inácio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018, but he was released from prison in November 2019 following a Federal Supreme Court ruling. The Brazilian Supreme Court has recently annulled the criminal convictions against Mr. Lula da Silva, and subsequently reinstated his political rights, which may further deepen political tensions in Brazil and enable him to run for president in the next elections.

The current Brazilian president, Mr. Jair Bolsonaro, a former member of the military and three-decade congressman, was elected on October 28, 2018 and took office on January 1, 2019. During his presidential campaign, the new Brazilian president was reported to favor the privatization of state-owned companies, economic liberalization and social security and tax reforms. However, there is no guarantee that certain reforms will be approved or even presented to Congress for review, which may further deteriorate the fiscal condition of Brazil and worsen the uncertainty regarding the Brazilian economic. Additionally, statements made by Mr. Bolsonaro during 2020 and 2021, such as the announcement to replace the Chief Executive Officer of Petrobras following disagreements over fuel price policies, contributed to significant market volatility in Brazil and also indicate possible deviations from his campaign promises in favor of liberal economic policies. In addition, the current minister of the economy proposed during the presidential campaign the revocation of the income tax exemption for the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies. This could impact our ability to receive, from our subsidiaries, future cash dividends or distributions net of taxes and also our ability to make distributions to our shareholders net of taxes, which could have a material adverse effect on our results of operations.

Moreover, Mr. Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his social views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and the implementation of policies and reforms, all of which could have a negative impact on our business and the price of our common shares and ADRs.

In addition, Mr. Bolsonaro is under criminal investigation due to allegations by former minister of justice Sergio Moro that he had unduly interfered in the activities of the Brazilian Federal Police. According to the former minister, the president asked him to appoint certain officials to positions in the Brazilian Federal Police force. In case Mr. Bolsonaro is determined to have committed such crimes or impeachable offenses, any resulting consequences, including a potential impeachment, could have significant adverse effects on Brazil’s political and economic environment, as well as on businesses operating in Brazil, including our company.

Furthermore, Mr. Bolsonaro’s COVID-19 responses have been criticized in Brazil and abroad. COVID-19 disruptive effects have enhanced political uncertainty and instability in Brazil, particularly considering political discussions that culminated in the dismissal or after the resignation of highly ranked federal ministers as well as the emergence of corruption allegations against Mr. Bolsonaro. On April 27, 2021, the Brazilian Senate established a parliamentary commission of inquiry (Comissão Parlamentar de Inquérito), or CPI, to investigate the alleged mishandling of public funds assigned to combat COVID-19 effects in Brazil. The CPI’s purpose was to investigate actions and omissions by the Federal Government while fighting the pandemic, as well as the healthcare system collapse in the State of Amazonas in early 2021. The CPI’s final report, which was approved by a majority of CPI members, was presented to the Brazilian Public Prosecutor's Office (Procuradoria-Geral da República) and the Brazilian Supreme Court (Supremo Tribunal Federal) in October 2021. The report recommended the indictment of 78 individuals and 2 companies, including that of President Jair Bolsonaro for allegedly committing at least 9 crimes while handling the COVID-19 pandemic. If President Jair Bolsonaro is indicted by the Brazilian Attorney General’s Office (Advocacia-Geral da União), there may be an impeachment proceeding or trial by the Brazilian Supreme Court, which may have material adverse effects on Brazil’s political and economic environment.

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In November 2019, the Brazilian government passed a pension reform after almost nine months of negotiations with Congress. In addition, the Brazilian federal government is expected to propose the general terms of a fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2021, but it is uncertain whether any such reform would suffice to reduce this budget deficit and improve the Brazilian fiscal condition. Brazil is also expected to continue to run a budget deficit for 2021 and the years going forward. The 2021 budget bill, which was introduced in July 2020, was approved with a deficit of R$247.1 billion. We cannot predict the impact of this budget deficit on the Brazilian economy. The political and economic instability in 2020 has negatively affected consumer confidence in Brazil. The Fundação Getúlio Vargas Consumer index presented a decrease of 13.1 points, from 91.6 points in 2019 to 78.5 points in 2020.

We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business or on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects. Worsening political and economic conditions in Brazil may increase production and supply chain costs and adversely affect our results of operations and financial condition. Uncertainty as to whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in our production operations.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares and ADRs.

Brazil has experienced high rates of inflation in the past, while recent downward inflationary pressures caused the Brazilian consumer price inflation rates to reach 4.31% in 2019, 4.52% in 2020 and 10.25% accumulated over the last twelve months prior to September 30, 2021, according to the IPCA, published by the IBGE. See “Item. 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation” in our 2020 Form 20-F.

There can be no assurance that inflation rates will decrease nor stabilize. Although inflation levels have been relatively stable in 2018 and 2019, Brazil experienced an abrupt increase in inflation levels during 2021, reaching the highest levels since 1994. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. High inflation also puts pressure on industry costs of production and expenses, which may force companies to search for innovative solutions in order to remain competitive. We may not be able to pass any such increase in costs onto our customers and, as a result, it may adversely impact our results of operations and financial condition. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase. Furthermore, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares and ADRs.

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Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares and ADRs.

The Brazilian Central Bank uses interest rates to attempt to keep inflation under control or to stimulate the economy. If interest rates decrease, there is generally greater access to credit and consumption of goods typically increases. This increase in demand can in turn result in inflation. On the other hand, if interest rates go up, the cost of borrowing increases which may inhibit consumption and additional investments. Another consequence of a rising interest rate is that a greater return is paid in respect of government securities, which may impact other investments by making them less attractive by comparison. As a result, there may be additional investment in public debt, which absorbs money that could otherwise fund the private sector.

As of September 30, 2021, 23.3% of the outstanding amount of principal and interest of our loans and borrowings of R$24,178,602 thousand was either: (i) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or the IPCA; or (ii) U.S. dollar-denominated and bears floating interest based on the London Interbank Offered Rate, or LIBOR. Any increase in the CDI, IPCA or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Exchange rate fluctuations may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real appreciated 16.5% in 2016, and depreciated 1.5%, 17.1%, 4.0%, 22.4% and 4.7%, in 2017, 2018, 2019, 2020 and as of September 30, 2021, respectively, against the U.S. dollar. Following the start of the COVID-19 pandemic, the real depreciated significantly against the U.S dollar, reflecting low interest rates, a deteriorating economic environment and a political crisis. As of September 30, 2021, the real/U.S dollar exchange rate was R$5.44 and as of January 14, 2022, the real/U.S dollar exchange rate was 5.5349.

Appreciation of the Brazilian real against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our international sales are mostly denominated in U.S. dollars. Revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports. On the other hand, a depreciation of Brazilian real against the U.S. dollar may lead to higher exports and revenues, but costs may be higher.

Costs are also directly impacted by exchange rates. Any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, which are important ingredients for our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient for our feedstock, is also linked to the U.S. dollar, but to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations. We have established policies and procedures to manage our sensitivity to such risks included in our Financial Risk Management Policy. This policy, however, may not adequately cover our revenue and cost exposure to exchange rates.

We had total foreign currency-denominated loans and borrowings in an aggregate amount of R$16,266,214 thousand as of September 30, 2021, representing 67% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.

The Brazilian government regularly implements changes to tax regimes that may increase our and our suppliers’ and customers’ tax burdens, which may in turn increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our results of operations and financial condition.

These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social) or PIS, and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social), or COFINS, taxes, ICMS and certain other taxes, such as increases in payroll taxes and in the withholding tax over dividend distributions. The proposals are being discussed by the Brazilian National Congress which has increased the pressure on the Brazil government to advance on tax reforms. Other tax regimes, such as the research and development tax incentive program (Lei do Bem) and the deduction of interest on shareholders’ equity, may be revoked to increase the government’s revenues in light of a possible reduction in the income tax rate, which has been and is being discussed in the Brazilian National Congress. The effects of these proposed tax reform measures and any other changes that could result from the enactment of additional tax reforms have not been, and cannot be, quantified yet due to the uncertainty of whether any changes will be implemented. Some of these measures, if enacted, may result in increases in our overall tax burden, which may adversely affect our overall financial performance. Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

Risks Relating to Our Common Shares and Our ADRs

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs may exercise voting rights with respect to our common shares represented by American Depositary Shares, or ADSs, and evidenced by ADRs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADR holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or virtually (whenever the shareholders’ meeting is held under a partial or 100% digital format), by means of the distance voting form (boletim de voto a distância) or by voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, to the extent permitted by the New York Stock Exchange rules.

Holders of ADRs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying the ADSs that are evidenced by their ADRs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADRs or for the manner of carrying out those voting instructions. Accordingly, holders of ADRs may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying the ADSs that are evidenced by their ADRs are not voted as requested.

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Non-Brazilian holders of ADRs or common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company, and our shareholders may have less extensive rights.

Holders of ADRs are not direct shareholders of our company and may be unable to enforce the rights of shareholders under our bylaws and Brazilian Corporate Law.

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADRs surrenders its ADRs and becomes a direct shareholder, its rights as a holder of our common shares under Brazilian Corporate Law to protect its interests relative to actions by our board of directors or executive officers may be limited compared to the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision compared to the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well defined and enforced in Brazil than in the United States and certain other countries, which may put non-Brazilian holders of our common shares or ADRs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADRs or common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons is located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADRs or common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, non-Brazilian holders of ADRs or common shares may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered or (3) on the date on which collection or enforcement proceedings are commenced. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the common shares represented by ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs evidenced by their ADRs.

Holders of ADRs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying the ADSs evidenced by their ADRs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along rights, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

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Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.

Our bylaws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. These provisions require any shareholder that acquires shares representing 33.3% or more of our share capital, or the Equity Percentage Threshold, to disclose such information immediately through a filing with the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários), or CVM, and, within 30 days from the date of such acquisition or event, commence a public tender offer, or the Public Takeover Tender Offer, with respect to all of our shares for a price per share that may not be less than the greater of: (i) 140% of the average trading price on the stock exchange trading the greatest volume of shares of our capital stock during the last 120 trading sessions prior to the date on which the public offer became obligatory; and (ii) 140% of the average trading price on the stock exchange trading the greatest volume of shares of our capital stock during the last 30 trading days prior to the date on which the public offer became obligatory. This provision is subject to limited exceptions. Particularly, our bylaws does not require the launch of a Public Takeover Tender Offer if the ownership of our shares by any given shareholder equals or exceeds the Equity Percentage Threshold upon the acquisition of shares as a result of either (a) statutory succession, to the extent the relevant shareholder sells the shares exceeding the Equity Percentage Threshold within 60 days, (b) merger of another legal entity into the Company, (c) merger of shares of another legal entity into the Company, or (d) the subscription of newly issued shares of the Company, in a single primary issuance approved by the Company’s general shareholders meeting, in accordance with the applicable regulations.

These provisions of our bylaws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

We do not have a controlling shareholder or control group, which may make us susceptible to the emergence of shareholders with relevant stakes, alliances between shareholders, possible conflicts between shareholders and other events arising from the absence of a controlling shareholder or control group, and that may lead to changes in our corporate policies and strategies.

We currently do not have a controlling shareholder or control group. We are subject to the emergence of controlling shareholders, control groups or even shareholders with relevant stakes or agreements between our shareholders, which could subject us to a situation analogous to the existence of a control group.

If a shareholder or group of shareholders with relevant participation arises and exercises decision-making powers and prevails in general meetings, we may undergo changes in our corporate policies and strategies, including with respect to the composition of our management. Any relevant change in the composition of our management, business policy or strategic direction, as well as any process of acquisition of control, or any dispute between shareholders regarding their respective rights, may affect our business, strategy and results of operations.

For more information, see “—Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.”

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833, of December 29, 2003) provides that the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil. The Brazilian tax authorities have issued a normative instruction confirming their intention to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be property located in Brazil for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

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Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 4,373, as amended of the Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN is generally viewed as being subject to taxation in Brazil. Pursuant to Article 26 of Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In case of a non-Brazilian holder selling common shares on the Brazilian stock exchange, the withholding tax rate would be 0% (in the case of a non-Brazilian holder registered as such before Brazilian Central Bank, or Bacen, under the rules of the CMN, or Registered Holder, and not a resident of a tax haven, or Tax Haven Resident, 15% (in the case of a non-Brazilian holder that is not a Registered Holder and not a Tax Haven Resident), or 25% (in the case of a non-Brazilian holder that is a Tax Haven Resident).

Any other gains realized on the disposition of common shares that are not carried out on the Brazilian stock exchange:

•	are subject to income tax at the following progressive rate when realized by any non-Brazilian holder that is not a Tax Haven Resident, whether or not such holder is a Registered Holder:
i.	15% upon the portion of capital gains not exceeding R$5,000,000.00;
ii.	17.5% upon the portion of capital gains that exceeds R$5,000,000.00 but not exceeding R$10,000,000.00;
iii.	20% upon the portion of capital gains that exceeds R$10,000,000.00 but not exceeding R$30,000,000.00; and
iv.	22.5% upon the portion of capital gains that exceeds R$30,000,000.00.
•	are subject to income tax at a rate of 25% when realized by an individual or legal entity that is a Tax Haven Resident, whether or not such holder is a Registered Holder.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market price of our common shares and ADRs.

The Brazilian securities markets, including the B3 exchange, are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Brazilian securities markets are also characterized by considerable share concentration.

The ten largest companies in terms of market capitalization represented approximately 41% of the aggregate market capitalization of the São Paulo Stock Exchange as of September 30, 2021. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 30.7% of all shares traded on the São Paulo Stock Exchange as of September 30, 2021. These market characteristics may substantially limit the ability of holders of ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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Developments and the perception of risks in other countries, especially emerging markets, may adversely affect the market price of our common shares and ADRs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging markets. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging markets have at times resulted in significant outflows of funds from, and declines in, the amount of foreign currency invested in Brazil. In addition, economic and political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy, as well as the market for securities issued by Brazilian companies, is also affected, to varying degree, by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

The COVID-19 pandemic added a new source of uncertainty to global economic activity and has resulted in significantly increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, as a result of heightened volatility, the B3’s circuit breaker was triggered eight times in the month of March 2020. Any significant change in the global financial markets or the Brazilian economy may decrease the interest of investors in assets from Brazil and other countries in which we do business, including our common shares, which may adversely affect the trading price of our common shares and ADRs, or decrease liquidity of our common shares and ADRs generally in addition to hindering our access to the equity capital markets and to financing in the future on acceptable terms.

Additionally, governmental authorities around the world, including Brazil, have taken measures to try to contain the spread of COVID-19. Restrictions will likely remain in place, suppressing social and economic activity, if the contagion does not subside or is not addressed through vaccination efforts. It is uncertain how long it will take to vaccinate substantial portions of the world’s population as well as the Brazilian population, and delays in vaccination efforts may further increase risks relating to the COVID-19 pandemic. We are unable to estimate or quantify all economic and operational consequences of the COVID-19 pandemic, or the micro and macroeconomic effects this pandemic will continue to have on our business. The materialization of these risks has significantly affected global growth. Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity. In addition, the social distancing measures imposed by governmental authorities to contain the COVID-19 pandemic have resulted in a sharp drop or even a halt in certain activities and economic output. At this moment, there is no way to predict how long these measures will remain in force. These policies and measures have influenced the behavior of the consumer market and the population in general, the demand for services, products and credit.

Developments in other countries and securities markets could adversely affect the market prices of our common shares and ADRs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2021, and we do not expect to be a PFIC for 2022, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of PFIC status is fact-specific and will depend on the composition of our income and assets from time to time, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the percentage of our assets (which includes cash) by value (determined on the basis of a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets (including goodwill and certain intangible assets) will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change. Accordingly, it is possible that we may become a PFIC for 2022 or future taxable years due to changes in our income or asset composition.

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We may need to raise additional funds in the future and may issue additional common shares or convertible securities, which may result in a dilution of your interest in our common shares underlying the ADSs. In addition, a dilution of your interest in our common shares underlying the ADSs may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

We may have to raise additional funds in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our common shares underlying the ADSs, as provided by the Brazilian Corporate Law, which may dilute the interest of our then-existing investors. In addition, a dilution of your interest in our common shares underlying the ADSs may occur in the event of merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

Our shareholders may not receive dividends or interest on capital.

Pursuant to our bylaws, we must pay our shareholders at least 25% of our annual net income, calculated and adjusted in accordance with the Brazilian Corporation Law, in the form of dividends or interest on equity. Our net income may be capitalized, used to offset losses or retained, and may not be fully available for the payment of dividends or interest on equity, pursuant to the Brazilian Corporate Law. In addition, the Brazilian Corporation Law allows a company not to make such mandatory distribution of dividends in a given fiscal year, if it is incompatible with its financial situation. For more information, see “Item 10. Additional Information––B. Memorandum and Articles of Association––Description of Share Capital”, “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity” in our annual report on Form 20-F for the year ended December 31, 2020. In the last 4 fiscal years, we did not distribute dividends. Furthermore, based on our financial information as of September 30, 2021, our accumulated loss was R$3,062,798 thousand. We may only distribute dividends after offsetting the accumulated losses with operating profits or using reserves. In the event of such events, holders of our common shares may not receive dividends or interest on shareholders' equity.

Finally, the income tax exemption on the distribution of dividends and the taxation currently levied on the payment of interest on equity provided for in current legislation may be reviewed and both received and distributed dividends may become taxed and/or or, in the case of interest on equity, have its taxation increased in the future, impacting the net amount to be received by our shareholders as profit sharing.

If you surrender your ADSs and withdraw common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, permitting the custodian to convert dividends and other distributions with respect to our common shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian's electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of distributions relating to our common shares, unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle certain foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares.

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We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the consent of the ADS holders.

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility is to be terminated, ADS holders will receive prior notice, but no consent is required from them. In the event that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of our underlying common shares, but will have no right to any compensation whatsoever.

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The information below supplements the information set forth under “Item 4. Information on the Company” in our 2020 Form 20-F, and should be read in conjunction with our 2020 Form 20-F.

History and Development of the Company

We are a publicly held company in Brazil and is therefore subject to the requirements of Brazilian Corporate Law and the rules and regulations of the CVM and the B3. Our commercial name is “BRF.”

We were founded as Perdigão by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia. in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight Brazilian pension funds. Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs.

Our principal executive offices are located at Av. das Nações Unidas, 8501 – 1st Floor, Pinheiros, 05425-070, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5000/5355/5048. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.brf-global.com/. On occasion, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at https://ri.brf-global.com. The information posted on our website or that could be accessed through our website is not an integral part of, or attached to or incorporated by reference into, this annual report.

Business combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia for a business combination of Sadia S.A. and Perdigão S.A. The business combination became fully effective on September 22, 2009, and Sadia became our wholly owned subsidiary. On December 31, 2012, we merged Sadia S.A., then a wholly owned subsidiary, into BRF, and Sadia ceased to exist as a separate legal entity. In connection with the business combination, we changed our name from Perdigão S.A. to BRF – Brasil Foods S.A. On April 9, 2013, we changed our name from BRF – Brasil Foods S.A. to our current name, BRF S.A.

Corporate Reorganization of One Foods

On January 11, 2017, we established a new wholly owned subsidiary, One Foods Holdings Limited, based in Dubai International Financial Centre, which is focused on Halal markets. The formation of this subsidiary involved a restructuring of certain of our operations in Malaysia and some countries in the Middle East and Africa, including (i) the sale and purchase agreement pursuant to which One Foods acquired equity interests in entities that serve the Halal market from BRF GmbH, a BRF wholly-owned subsidiary, and (ii) the contribution of the equity interest in SHB Indústria e Comércio de Alimentos S.A. (“SHB”) to One Foods. SHB held grain storage facilities, feed mills, outgrower agreements, hatcheries and eight slaughtering and processing plants in Brazil. In addition, we entered into certain agreements with One Foods that provided for the licensing of certain brands, operational and corporate activities, cost sharing and supply of raw materials and finished goods.

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On September 1, 2018, we executed a Share Sale and Purchase Agreement with two of our subsidiaries, BRF Foods GmbH and One Foods Holding Ltd., to acquire all common shares of SHB. On December 12, 2018, at our extraordinary shareholders meeting, the merger of SHB with and into BRF was approved. The merger took effect on December 31, 2018, following its approval at the extraordinary shareholders meeting of SHB.

Investment into TBQ and Acquisition of Banvit – Turkey

On May 25, 2017, our subsidiary TBQ Foods GmbH, or TBQ, a joint venture formed by us (60% equity interest) with the Qatar Investment Authority, or QIA, (40% equity interest) in May 2017, completed a transaction for the acquisition of 79.48% of the shares issued by Banvit Bandirma Vitaminli Yem Sanayi Anonim Şirketi, or Banvit, which is the largest poultry producer in Turkey, has fully integrated operations and owns one of the most recognized brands in Turkey. Through a subsequent tender offer process completed on August 17, 2017, TBQ’s ownership of Banvit increased to 91.71%. The total value of the transaction (including the purchase price paid in connection with the tender offer) was R$1,277 million. As of the date hereof, TBQ continues to hold 91.71% of Banvit’s equity interest. On November 30, 2021, we began negotiations with QIA for the renewal of certain terms and conditions with respect to our TBQ partnership. Within the context of these negotiations, we and QIA executed a term sheet extending the exercise period of QIA’s put option that would grant QIA with rights to sell its interest in TBQ to us. On December 13, 2021, we executed an amendment to TBQ’s joint venture and shareholders’ agreement providing for new terms and conditions for our partnership in TBQ while terminating the put option then available to QIA and granting further alternatives to liquidate its investment in Banvit.

Sale of Quickfood

On December 7, 2018, we executed a Share Sale and Purchase Agreement with Marfrig Global Foods S.A., or Marfrig, for the sale of our total ownership interest in Quickfood (which constituted 91.89% of the capital stock of Quickfood). Quickfood was our subsidiary in Argentina and operated three beef slaughtering plants with a capacity of 620 heads per day and a processing capacity of approximately 6,000 metric tons per month of hamburgers, franks, cold products and frozen vegetables. The transaction closed on January 2, 2019, for an amount equivalent to R$191,291 thousand (U.S.$49,937 thousand, translated to reais at the exchange rate of R$3.8306 as of January 2, 2019). On December 21, 2021, we executed a settlement agreement with Marfrig, whereby Marfrig, upon the payment of US$8,958 thousand by us (“Global Indemnification Amount”), discharged us from any indemnification obligations in connection with the sale of Quickfood, except if such obligations derive from any direct or indirect claims related to Avex S.A. and Campo Austral S.A. US$650 thousand of the Global Indemnification Amount was paid in cash by us and the remaining amount was paid by offsetting this amount against the purchase price payable by Marfrig to us for the December 21, 2021 sale of the remainder Varzea Grande properties to Marfrig, as described immediately below.

Sale of Várzea Grande Plant

On December 7, 2018, we executed an agreement with Marfrig for the consideration of R$100 million in both real estate assets and equipment from our plant located in Várzea Grande in the State of Mato Grosso, which produces, among other items, hamburgers, meatballs and kibbehs (a type of Middle Eastern beef patty popular in Brazil). This transaction closed on January 23, 2019 and, on April 1, 2019, a Supply Agreement with Marfrig became effective, under which Marfrig agreed to provide us with finished goods produced in the Várzea Grande plant, such as hamburgers, meatballs, kibbehs, chicken meat and processed chicken breast products for 60 months. On December 21, 2021, we executed another agreement with Marfrig for the sale in the amount of R$45,000 thousand of the remaining real estate properties located in the city of Várzea Grande, all of which neighbor the plant that was sold to Marfrig in December 2018. These real estate properties are non-operational.

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Sale of Avex

On December 19, 2018, we entered into a Share Sale and Purchase Agreement whereby we agreed to sell all of the issued and outstanding shares of our Argentinian subsidiary, Avex S.A., to Granja Tres Arroyos S.A. and Fribel S.A. Avex S.A. operates three facilities located in Llavalol, Villa Mercedes and Rio Cuarto, in Argentina, for the production of poultry and margarine. This transaction closed on February 4, 2019, for an amount equivalent to R$169,726 thousand (U.S.$44,824 thousand, translated to reais at the exchange rate of R$3.7865 as of February 4, 2019). In 2021, the parties determined a price adjustment related to the sale of Avex S.A., reducing the price paid in the amount equivalent to R$33,727 thousand.

Sale of Assets in Europe and Thailand

On February 7, 2019, we agreed to sell to Tyson International Holding Co. most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand. This transaction closed on June 3, 2019, for an amount equivalent to R$1,488,033 thousand (U.S.$382,106 thousand, translated to reais at the exchange rate of R$3.8943 as of June 3, 2019).

Other Transactions

On December 6, 2018, we were notified by VDG Holding S.A. that it was exercising its right to terminate Minerva S.A.’s shareholders’ agreement entered into on November 1, 2013, as a result of us holding less than 6% of the outstanding shares issued by Minerva S.A.

On December 18, 2018, we created a Brazilian receivables investment fund (“FIDC”) to acquire trade receivables of commercial transactions entered into by us and our customers in Brazil. The fund has three distinct classes of quotas and may reach an aggregate total volume of R$875 million.

On January 10, 2019, we executed an Asset Sale and Purchase Agreement with BOGS S.A. for the sale of its facility located in the city of Florencio Varela, Argentina, and all assets and liabilities related to it, including the brands “Bocatti” and “Calchaquí”. The transaction closed on February 28, 2019, for an amount equivalent to R$95,036 thousand (U.S.$26,753 thousand, translated to reais at the exchange rate of R$3.5523 as of February 28, 2019).

On January 10, 2019, we executed a Share Sale and Purchase Agreement with La Piamontesa de Averaldo Giacosa y Compañía S.A. for the sale of all of the capital stock of our Argentine subsidiary, Campo Austral S.A., including its facilities in San Andrés de Giles and Pilar and the brand “Campo Austral.” The transaction closed on March 11, 2019 for an amount equivalent to R$29,359 thousand (U.S.$7,619 thousand, translated to reais at the exchange rate of R$3.8534 as of March 11, 2019). In 2021, the parties completed the price adjustment process, reducing the price paid in the amount equivalent to R$25,617 thousand.

On August 20, 2019, our wholly-owned subsidiary Badi Limited executed a Share Purchase Agreement with Al Takamul International Company for Commercial Investment Limited for the purchase of the remaining 25% of the capital stock that it did not own in Al Wafi Al Takamul International Company for Food Products Limited (“Wafi”), a company incorporated in the Kingdom of Saudi Arabia responsible for distributing our products in that country. The transaction closed on April 21, 2020 for an amount equivalent to R$100,390 thousand (U.S.$19,000 thousand, translated to reais at the exchange rate of R$5.2837 as of April 20, 2020), at which point Wafi became a wholly owned subsidiary of Badi Limited.

On September 5, 2019, we executed a Share Sale and Purchase Agreement with Sats Food Services Pte Ltd, providing for the terms and conditions for the sale of our interest in Singaporean food company Sats BRF Food Pte Ltd., equivalent to 49% of its capital stock. The transaction was concluded on September 5, 2019, for an amount equivalent to R$51,197 thousand (SGD17,000 thousand, translated to reais at the exchange rate of R$3.0116 as of September 30, 2019) and also encompassed the execution of a new contract for the distribution and licensing of brands owned by us.

On May 7, 2020, our indirect wholly owned subsidiary Badi Limited executed a Share Purchase Agreement with Hungry Bunny Limited and others, setting forth the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Dammam, Saudi Arabia. The transaction was closed on January 18, 2021, and the initial fair value of the consideration transferred was equivalent to R$41,620 thousand (SAR29,793 thousand, translated to reais at the exchange rate of R$1.3967 as of January 18, 2021) paid in cash, and from this date, Joody Al has become a wholly-owned subsidiary of Badi. The consideration paid may be adjusted according to certain conditions established in the purchase agreement.

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On June 24, 2020, our indirect wholly owned subsidiary BRF FOODS GmbH agreed to sell 70% of the outstanding shares of FFM Further Processing Sdn. Bhd., a company incorporated in Malaysia and owner of a food processing plant in that country, to FFM Berhad, which previously held the remaining 30% of those shares. The transaction was concluded on the same date and BRF FOODS GmbH received the purchase price equivalent to R$38,546 thousand (U.S.$7,350 thousand translated to reais at the exchange rate of R$5.2444 as of June 24, 2020).

On December 17, 2020, Nutrinvestment BV and Banvit, companies indirectly controlled by us, executed a Sale and Purchase Agreement with Aaylex System Group S.A. that provides for the sale to Aaylex System Group S.A. of 100% of the shares that the companies hold in Banvit Foods SRL, a company which produces animal feed and manages an egg hatchery in Romania. The transaction closed on May 4, 2021, for an amount equivalent to R$132,425 thousand (EUR 20,300 thousand translated to reais at the exchange rate of R$6.5234 as of May 4, 2021). In June 2021, the parties established a price adjustment due to net debt and working capital changes, increasing the purchase price by an amount equivalent to R$13,059 thousand (EUR2,157 thousand translated to reais at the average exchange rate of R$6.0542 as of June 2021).

On March 9, 2021, we acquired the remaining minority stake in Al Yasra Food K.S.C.C., or BRF AFC, located in Kuwait, through our wholly-owned subsidiary One Foods Holdings Ltd., representing 25% of BRF AFC’s capital stock, for the amount equivalent to R$238,421 thousand (U.S.$40,828 thousand translated to reais at the exchange rate of R$5.8391 as of March 9, 2021). Following that acquisition, BRF AFC became our wholly-owned subsidiary.

On March 25, 2021, our board of directors approved the liquidation of OneFoods Malaysia Sdn Bhd in Kuala Lumpur, Malaysia and the merger of BRF Austria GmbH into BRF GmbH.

In a step toward our plan to become one of the largest and most significant players in the Brazilian pet food market by 2025, on June 18, 2021, our subsidiary BRF Pet S.A., or BRF Pet, entered into an agreement to acquire 100% of the capital stock of the companies dedicated to the development, production and distribution of dry and wet food for dogs and cats that compose the Hercosul Group, or Hercosul, which acquisition closed on August 2, 2021. Upon the closing of the transaction, BRF Pet became owner of 100% of Gewinner Participações Ltda. and 99% of Hercosul International S.R.L. and BRF S.A. became owner of 1% of Hercosul International S.R.L. The initial fair value of the consideration transferred was of R$794,535 thousand, of which R$675,355 thousand was paid in cash and R$119,180 thousand will be paid in the next four years. According to the conditions established in the purchase and sale agreement, which are common to transactions of this nature, the value of the consideration may be adjusted based on the net debt and working capital changes as well as on the contingent assets of Hercosul.

In addition, on June 25, 2021, BRF Pet entered into an agreement to acquire 100% of Paraguassu Participações S.A. and Affinity Petcare Brasil Participações Ltda., the holders of 100% of the capital stock of Mogiana Alimentos S.A., or Mogiana Alimentos, which specializes in animal nutrition products for dogs and cats. The Mogiana Alimentos transaction closed on September 1, 2021. From this date, Paraguassu and Affinity became wholly-owned subsidiaries of BRF Pet. The initial fair value of the consideration transferred was of R$435,773 thousand of which R$290,225 thousand was paid in cash and R$145,548 thousand will be paid in the next six years. In addition, R$60,000 thousand of the consideration transferred will be deposited in an escrow account after the first anniversary of the acquisition, as a guarantee for BRF Pet in case of eventual indemnities provided for in the purchase and sale agreement. According to conditions established in this agreement, which are common to transactions of this nature, the value of the consideration may be adjusted based on the net debt and working capital changes as well as on the contingent assets of Mogiana Alimentos.

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In March 2021, we executed a memorandum of understanding with Aleph Farms, Ltd, or Aleph, an Israeli start-up company that develops laboratory proteins from animal cells. The agreement contemplates: (i) the development and production of cultivated meats using the patented production of Aleph (BioFarm™); and (ii) the distribution of cultivated proteins from Aleph, with exclusivity, in Brazil. On July 7, 2021, we participated in the round of investments (Series B) promoted by Aleph, in the amount equivalent to R$13,599 thousand (U.S.$2,500 thousand, translated to reais at the exchange rate of R$5.4394 as of September 30, 2021), of which the equivalent to R$6,799 thousand (U.S.$1,250 thousand, translated to reais at the exchange rate of R$5.4394 as of September 30, 2021) was paid in cash in 2021 and the difference will be paid in 2022. In connection with this investment and the capital allocated by other investors, the funds will be destined to the large-scale global marketing of products made from cultivated meat, as well as expansion of Aleph’s portfolio. In connection with our Vision 2030 Plan, which includes growing in the “meat substitutes” segment, the investment in Aleph is the first one made in the form of venture capital by us and marks our participation in a pioneering sustainable initiative in the global food chain. With this move, we advance in our plan to meet the growing consumer demand for new and alternative sources of protein, bringing innovative technologies to Brazil, in line with its commitments to sustainability, innovation and food safety.

In line with our long-term sustainability goals, on August 16, 2021, we executed an agreement with a subsidiary of AES Brasil Energia S.A. to form a joint venture for the construction of a self-generated wind energy farm complex in Cajuína, State of Rio Grande do Norte, Brazil, with an installed capacity of 160 Megawatts mechanical, or MWm, half of which would be sold to us in accordance with a 15-year power purchase agreement (“AES Energy Project”). The estimated investment is approximately R$5.2 million per MW installed, and we will directly invest approximately R$80,000 thousand over the course of the development of the AES Energy Project. The energy farm complex is expected to become fully operational by 2024. The closing of this joint venture is subject to regulatory approval and the satisfaction of certain customary closing conditions.

In addition, on September 16, 2021, we executed a power purchase agreement and a call option agreement with Intrepid Participações S.A. (“Intrepid”) to form a joint venture for the construction of a self-generated solar energy plant in Mauriti and Milagres, State of Ceará, Brazil, with an installed capacity of 320MWp (megawatt-peak), on average half of which would be sold to us, in accordance with a 15-year power purchase agreement. The estimated investment is approximately R$1.1 billion (R$3.7 million/MWp installed), and we will directly invest approximately R$50,000 thousand over the course of the development of the project. The solar energy plant is expected to be fully operational by 2024. The closing of the call option agreement is subject to the satisfaction of certain customary closing conditions.

Also, on January 13, 2022, we announced to the market that we entered into a non-binding memorandum of understanding, or MOU, wih the Public Investment Fund, or PIF, Saudi Arabia’s sovereign wealth fund and one of the world’s largest sovereign wealth funds. The MOU aims at the incorporation of a joint venture that will act in the complete chain of chicken production in Saudi Arabia and promote the sale of fresh, frozen and processed products. The joint venture will be 70% owned by us and 30% by PIF and will include a Halal Business Hub in Saudi Arabia. The MOU foresees an investment of approximately US$350 million and reinforces the commitment we have with our strategic plan, in particular with food security in the Gulf region. This transaction is subject to the results of the negotiations of definitive agreements. We cannot assure you that we and PIF will reach satisfactory terms for the execution of final agreements.

Significant changes in our Major Shareholders

Between May and June 2021, Marfrig and its affiliates acquired the beneficial ownership of a significant percentage of our common shares and ADSs. Pursuant to a Schedule 13D filed by Marfrig with the SEC on October 25, 2021, Marfrig beneficially owns in the aggregate 269,734,803 of our common shares, representing 33.2% of our outstanding common shares, which includes 78,263,625 ADSs, representing 9.6% of the outstanding common shares.

Carne Fraca Operation

We are currently being investigated in connection with the Carne Fraca Operation. For more information, see “Legal Proceedings—Carne Fraca Operation.”

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Trapaça Operation

We are currently being investigated in connection with the Trapaça Operation. For more information, see “Legal Proceedings— Trapaça Operation.”

Capital Expenditures

The table below sets forth our capital expenditures with respect to operations for the periods indicated:

	For the nine months ended September 30,	For the year ended December 31,
	2021	2020	2019
	(in thousands of reais)
Property, plant and equipment	1,050,838	804,609	417,165
Biological assets	922,801	1,006,222	837,930
Intangible assets	133,436	96,181	64,320
Total capital expenditures	2,107,075	1,907,012	1,319,415

In the nine months ended September 30, 2021, we focused on pursuing our commitment to maximizing the use of our assets by making investments to help eliminate production constraints and increase overall efficiency. Moving forward, we expect to increase investments to expand our operations in the markets we serve and take advantage of new commercial opportunities.

In 2020, we resumed our investment trajectory in growth and innovation projects, in addition to maintaining investments related to compliance with standardization and quality standards of our products.

In 2019, as in the previous year, investments were made a priority to meet the regulation and adaptation of our asset base to safety and quality principles in line with our organizational culture.

In 2018, we focused our investments on our quality and security standards rather than acquisitions, reflecting the policies of our new board of directors.

Key investments, including portfolio strategy segments, such as the acquisition of Brazilian pet food brands, Mogiana Alimentos and Hercosul Group, were made as part of our 2030 Vision Plan. With such new names combined with our existing portfolio and sales channel, we expect to increase our share of the Brazilian pet food market, strengthen our business platform and continue to grow until we achieve our long-term goals in the industry with competitive advantages in cost and quality. Within this context, prior to these acquisitions, we were already present in the Brazilian pet food market with premium brands, such as Balance and the Güd.

Our continued efforts in innovation, efficiency and high value-added industrialized products have led to the inauguration of our Seropédica plant, in the State of Rio de Janeiro, which was built upon the concept of Industry 4.0 (automation and data exchange in manufacturing). Additionally, we have expanded internationally with strategic investments in Turkey and Saudi Arabia in order to enhance our footprint in the region. See “History and Development of the Company—Investment into TBQ and Acquisition of Banvit – Turkey” and “History and Development of the Company—Other Transactions.”

Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 7,500 stock keeping units (“SKUs”) as of December 31, 2021. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. For the nine months ended September 30, 2021, we were responsible for 11.5% of the world’s poultry trade, according to USDA.

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Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 38 industrial facilities in Brazil, as of December 31, 2021, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 524,500 average monthly deliveries and 27 distribution centers in the domestic market.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the New York Stock Exchange, or “NYSE” (ADR level III).

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•	Meat Products, consisting of in natura meat, which we define as frozen whole chicken and cut chicken, as well as frozen pork;
•	Processed Food Products, including the following:

marinated, frozen, whole chicken and cut chicken, roosters (sold under the Chester® brand) and turkey;

specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;

•	Other Processed Products including the following:

Halal products for Islamic markets in accordance with the Halal method of animal slaughtering;

margarine, butter and cream cheese and cheese bread;

frozen prepared entrees, such as lasagna, macaroni and cheese, pies, ready-to-eat meals, and pizzas, as well as other frozen foods;

plant-based products, such as nuggets, pies, vegetables and burgers; and

snacks (salamitos);

frozen desserts;

•	Other, consisting of soy meal, refined soy flour, animal feed and pet food.

In Brazil, as of December 31, 2021, we operated 35 meat processing plants, three margarine processing plants, three pasta processing plants, three feed meal plants, one dessert processing plant and three soybean crushing plants. All of these industrial facilities are located near our raw material suppliers or main consumer centers. We have an advanced logistics system in our domestic market, with 27 distribution centers, five of which are owned by us and 22 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

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In our international market, as of December 31, 2021, we operated six industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, we operate 18 distribution centers and 11 warehouses located in Asia, the Southern Cone and the Middle East, as well as commercial offices on four continents.

We are also focused on addressing the impact of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. The commitment assumed by us to achieve Net Zero by 2040, established in 2021, was an important step in the climate agenda. We have taken initiatives to address this aspect, such as the Sustainable Grain Purchase Policy, which establishes guidelines with regard to commitments and principles to be applied in the business, with a focus on incorporating environmental, social and sustainable practices to manage BRF's production chain and investments in clean energy, in partnership with AES Brasil Energia and Ïntrepid Participações S.A., with which it will be possible to reach almost 90% of electricity from clean sources in BRF's operations in Brazil. From 2014 until 2021, we allocated R$1,258.2 million (€360.1 million) to projects with environmental benefits, and we planted a renewable forest covering 30 thousand hectares (the amount referring to the investments made in 2021 is still subject to a second opinion from an external certifier, which may result in an adjustment of this amount).

A Fully Integrated Platform

We are a fully integrated food platform present in all stages of the complex value chain in which we operate, involving a number of partners selected based on sustainable criteria as well as our integrated farmers and outgrowers, production facilities, distribution centers, and omnichannel sales. Our robust operations include approximately 100,000 employees, 9,989 integrated farmers, 55 production facilities across the Americas, Africa, Asia, and the Middle East, 45 logistics centers, 114 countries, and sales channels that varies between traditional retail and other innovative omnichannel formats, such as Mercato em Casa, Sadia Market, online marketplaces and store-within-a-store concept.

Efficiency and Cost Control

We believe that we encourage a culture of excellence and for that reason we seek to constantly challenge ourselves to ensure operational efficiency using our programs and action plans. We seek to minimize our losses and improve our procurement and industrial process in order to consistently deliver profitability.

Such pursuit for high-precision cost control culture is increasingly important in order to navigate periods of exacerbated cost pressure and ensure profitability throughout the cycle. As an example, according to CEPEA/ESALQ, corn and soybean prices, which have a direct impact in our cost of goods sold, have increased over 100% in the last 2 years in Brazil, on average, an unprecedented variation for the sector, while we managed in the same period to keep operating at margins considered adequate according to our evaluation.

An important tool to perpetuate our pursuit for excellence is what we call “SEO” – Sistema de Excelência Operacional (Operational Excellence System). The SEO intends to improve productivity and reduce costs worldwide as it is replicable in several geographies and ties into our digital processes by monitoring crops and estimating timing for potential price increases. As of September 2021, with the support of our SEO, we have been able to reduce our losses in the production process by 73%, idleness in farming and industry by 43%, loading time of finished products in factories by 49% and accidents by 25%, in relation to the same period in 2018. We believe the information provided by the SEO combined with our expanding grain storage capacity provide opportunities to have greater inventory during times of higher prices, which promotes a smaller margin decrease that would be expected from more expensive raw material.

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As a result, we have improved our profitability, which can be measured by: (i) the increase of R$3,105,879 thousand, or 1,505%, in our income (loss) before financial results and income taxes, comparing the twelve months ended September 30, 2021 to the year ended December 31, 2018, and (ii) the increase of R$2,997,037 thousand, or 122% in our Adjusted EBITDA for the twelve months ended September 30, 2021 compared to the Adjusted EBITDA for the year ended December 31, 2018, a period when the accumulated evolution of the industry’s main cost indexes was 60%1 while ours increased by only 41%. Efficiency is an important part of our business and we intend to continuously put our efforts in finding new ways to improve our processes across more than 114 countries that are covered by our sales channels.

House of Strong Brands

In 2021, BRF has reached 87 years of operations in the consumer food industry. We have decades of accumulated experience on consumer trends and behavior, providing us the knowledge to operate in the global food market. We seek to offer increasingly practical high added-value products within a strong portfolio of brands aiming to offer quality food in a way that improves people’s life, delivering products from farm to table. We believe that such expertise has contributed to the development of our brands in the Brazilian and international markets, reaching millions of households with Sadia, Qualy and Perdigão in Brazil and Sadia Halal and Banvit across the globe.

We believe our brands have contributed to the improvement of our results in 2021 due to increased awareness, which translated to over 300 thousand active clients purchasing BRF brands in Brazil over the months of July to September 2021. We calculate active clients as the number of clients who purchased our products (directly or indirectly, through distributors) at least once during the last three months as of any given reference date. Such awareness contributed to promoting Sadia as the most valuable food brand in Brazil in 2020, according to Kantar BrandZ, while also increasing net revenue by 23.7% in the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020.

There has also been a strategic improvement in our portfolio, which now comprises a variety of high added-value products, including new categories, boosted by improved consumer experience, healthy options and an omnichannel approach. Brazil has played a key role as these new products and categories now represent over 80% of our revenues in Brazil and 45% of our total revenues, each as of September 2021. As for our international segments, such as Halal, Asia, and Direct Sales, the high added-value products have still plenty of room for growth with 5% of revenues coming from these products.

Additionally, we believe the improvement in innovation during 2021 was in part due to our robust and seasoned management team, which sought to create clear guidelines to promote flexibility in order to allow for quick decision-making throughout our organizational structure.

1 Considers the evolution of the price of corn, soybean meal, main plastics for rigid and flexible packaging, variation of inflation indexes, IPCA, IGP-FGV, diesel (ANEP) and US$.

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Omnichannel Strategy

We aim to continuously improve our collaborations with brick-and-mortar and digital initiatives, while advancing with our marketplace, bringing custom-made solutions to improve our level of service. By understanding our customers even more and exceeding their expectations, we intend to provide the best experience with our products, services and brands. As an example of such initiatives for greater proximity with customers, we opened a concept store (the Sadia Market) with digital solutions and a completely integrated online brand.

Ultimately, we aim for the consumer to be the central point of our sales strategy not only by being provided with added-value products, but also by having a stronger direct-to-consumer relationship through our own channels, whether digital or physical. In addition to Sadia Market and Mercato em Casa, we expect our partnerships with online marketplaces to play a key role in leveraging their current number of customers into having exposure to the BRF brands. Ongoing partnerships include iFood, Rappi, Magalu, Bees and others.

Additionally, our store-within-a-store concept holds more than 40 partnering stores in large retail chains in Brazil, which is complementary to our e-commerce that already serves the majority of the national metropolitan areas.

Environmental, Social and Governance (ESG) – Sustainability in Everything We Do

Our intention to offer quality food in a way that improves people’s lives is connected to our commitment to society and the planet. We expect our growth in the coming years to be aligned with a positive change in sustainability. One of our principles is to ensure the sustainable growth of our chain and we expect our efforts toward sustainability to be stronger by 2030.

According to an IBM Research involving 19,000 people in 28 countries released in early 2020, 57% of consumers were willing to change their purchasing habits to reduce negative environmental impact, and 71% were willing to pay an additional premium for companies offering full transparency and traceability. Therefore, adopting policies and guidelines for sustainable practices can be essential for the growth in the long run.

We expect that by 2024 approximately 90% of our energy requirement in Brazil will be supplied by clean and renewable sources (wind and solar). Additionally, in partnership with Banco do Brasil, we have committed to provide solar energy and panels to integrated farmers with whom we trade, representing an expected investment of more than R$200 million. We are confident that our producers and partners will remain devoted to this project, and together with Banco do Brasil, we expect to build solar farms to meet our own demand, as well as to ensure that in the long-term we will have 100% of our energy requirement supplied by renewable sources. For instance, in August and September 2021, we entered into certain agreements for the implementation of clean energy projects, including a joint venture for the construction of a self-generated wind energy farm complex and a power purchase agreement with an option to form a joint venture for the construction of a self-generated solar energy plant.

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As to social aspects, we seek to maintain transparent dialogs with society, and expect to keep developing the communities where we operate and encouraging innovation and knowledge. We value education and inclusion, and we expect to invest at least R$400 million in social initiatives by 2030, contributing to the development of communities where we operate. We have also donated approximately R$100 million to communities where we operate in Brazil and abroad to combat the COVID-19 pandemic.

With respect to governance practices, we seek to maintain a clear link between ESG targets and our variable compensation programs, especially for the senior executives that are driving our long-term strategy. New policies are already in place to ensure that we comply with human rights, sustainability and the sustainable purchase of grains moving forward. Such is our commitment with governance that we have already been awarded with the Transparency Award for our Integrated Report, IIA and ISO 37,001 certifications.

From 2019 to 2021, we have invested in actions that reinforce the respect to the environment in all production chain. We are a signatory of the Global Pact of U.N. and are also listed in B3 in the corporate sustainability index (ISE), being the only food company in the food sector in Brazil that is included in this index.

Aiming to increase our transparency, we have established global commitments to ESG aspects, related to BRF's Vision for 2030, in harmony with the world’s largest corporate sustainability initiative (UN Global Compact), of the size BRF wants to be. Such commitments are highlighted below:

Animal Welfare

o	Certify by third-party audits 100% of the plants in Animal Welfare by 2025.[2]
o	Only use cage-free chicken eggs in the industrial food process globally by 2025.
o	Ensure that no antibiotics growth promoter is used in the livestock chain.
o	Ensure that 100% of the poultry in the integration system are cage-free globally by 2023.
o	BRF is strictly committed to zero tolerance to animal mistreatment, whether through abuse or neglect.
o	Use environmental enrichment in 100% of the integration of poultry by 2025.

Science and Innovation

o	100% adherence of new product innovation projects to BRF´s sustainability indicator by 2022.

2 Respecting the religious and/or cultural requirements demanded by our customers.

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Commodities

o	Ensure 100% traceability of grain acquired from the Brazilian Amazon and the Brazilian Cerrado by 2025.[3]

Communities

o	Invest R$ 400 million in communities by 2030.[4]

Food Waste

o	Promote education to reduce food waste to 1.5 million people globally by 2030.

Diversity

o	Achieve 30% of women in top leadership by 2025. We joined the Equity is Priority movement, which is part of the UN Brazil Global Compact Network that reinforces this commitment.
o	The public sector´s commitment to combat racism.

Packaging

o	Have 100% recyclable, reusable or biodegradable packaging by 2025.

Greenhouse Gases

o	Implement a carbon neutral product line by 2021.
o	Net Zero by 2040.

Natural Resources

o	Increase electricity from clean sources by 50% by 2030.
o	Reduce BRF´s water consumption indicator by 13% by 2025.

Our Industry

We manage our business to target both the Brazilian market and export markets.

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are acutely affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real GDP in Brazil increased at an average annual rate of 9.0% from 2005 through 2020. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%. Reacting to this weak economic environment, the Central Bank lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or SELIC) interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend remains downward, from 18% as of December 31, 2005 to 6.25% as of September 30, 2021. For the nine-months ended September 30, 2021, the IPCA inflation index increased to 6.9% in comparison to 1.34% for the same period in 2020.

3 ESG targets linked to our variable compensation system (includes bonus-eligible and executives in accordance with the collective bargaining agreement in effect on the payment date).

4 Increase our shared value generation by investing its own resources in the communities, especially in social development and economic inclusion agendas.

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The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The average unemployment rate in the 3rd quarter of 2021 was 12.6%, a decrease of 2.3 percentage points when compared to the 3rd quarter of 2020 (14.9%). The Consumer Confidence Index for September 2021 was 75.3%, 8.1 percentage points below that of 83.4% in September 2020.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados, or ABRAS), in December 2020, supermarket sales in real terms (adjusted using the IPCA inflation index), increased 11.54% compared to December 2019. For the full year, supermarket sales in real terms rose 9.36% in 2020 as compared to 2019.

Export Markets

The information set forth in this “Export Markets” subsection is derived from SECEX and relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports increased by 8.4% from January until September of 2021, compared to the same period in 2020, in terms of volume. Pork exports registered an increase of 13.3% in volume sold from January until September of 2021, compared to the same period in 2020. Beef exports recorded an increase of 2.2% in volume from January until September of 2021, compared to the same period in 2020, in spite of China’s ban of beef imports from Brazil from September 4th until December 15th, 2021.

Brazilian chicken exports in the nine months ended September 30, 2021 totaled 3.366 million tons on sales of R$29.3 billion (equivalent to U.S.$5.504 billion). China has been the main destination for these exports (14.8%), followed by Japan (9.5%), Saudi Arabia (8.7%) and the United Arab Emirates (7.8%).

The volume of pork exports in the nine months ended September 30, 2021 totaled 0.857 million tons, representing R$10.9 billion (US$2.048 billion). The leading importers, China, Hong Kong and Chile represented 51.8%, 14.2% and 5.6%, respectively, of total exports from Brazil.

Beef shipments in (U.S.$. 2.048 billion) totaled 1.465 million tons, with sales of R$ 39.3 billion (equivalent to U.S.$7.368 billion). This increase in volume was driven by exports to China (48%), Hong Kong (11%) and USA (5%).

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operation” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information” in our 2020 Form 20-F.

Products

We are a food company that focuses on the production and sale of branded processed food, poultry and pork products. As of June 2021, we have also dedicated resources to grow in our offering of pet food products, in line with our Vision 2030 Plan to increase our presence in pet markets.

Poultry

We produce fresh/frozen whole and cut poultry. In 2021, we slaughtered approximately 1.69 billion heads of poultry, a 1.2% increase compared to 1.67 billion in 2020. We sold 2,010 thousand tons of fresh and frozen chicken and other poultry products in 2021, compared to 1,904 thousand tons in 2020, excluding our discontinued operations. Most of our poultry sales are to our export markets. As a result of the trade barriers imposed by the European Union, we have significantly reduced our production of turkey since 2018, as the European Union was our main consumer market for this product. For additional information, see “Risk Factors and Other 2020 Form 20-F Updates—Risks Relating to Our Business and Industry—More stringent trade barriers in key export markets may negatively affect our results of operations.”

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Pork and Beef

In 2021, we slaughtered approximately 10.26 million hogs compared to 10.21 million in 2020. We raise hogs but do not raise cattle at our facilities. Although most of the hogs that we slaughter are used for processed products in the domestic Brazilian market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. In January 2019, following the closing of the transaction in which Marfrig acquired our beef slaughtering facility, we and Marfrig signed a supply agreement under which Marfrig agreed to provide us with finished goods from the Várzea Grande plant. In 2021, we sold 340 thousand tons of pork and beef cuts, excluding our discontinued operations, compared to 319 thousand tons of pork and beef cuts in 2020. We are also further developing our international customer base for pork and beef cuts.

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 1,841.4 thousand tons of processed foods in 2021, compared to 1,832.4 thousand tons in 2020, excluding our discontinued operations. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

Our processed food products strategy relies on accurate brand management, a varied product portfolio with strategic pricing and innovation and service excellence, which we believe will allow our products to expand their reach both in the Brazilian market and international markets.

Specialty Meats

We process pork to produce specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and cold meats. We also process chicken and other poultry to produce specialty meats, such as chicken sausages, chicken hot dogs and chicken bologna.

Frozen Processed Meats

We produce a range of frozen processed poultry, pork and beef products, including hamburgers, steaks, breaded meat products, kibbeh and meatballs.

Marinated Poultry

We produce marinated and seasoned chickens, roosters (under the Chester® brand) and turkeys. We originally developed the Chester® breed of rooster to maximize the yield of breast and leg cuts. In 2004, we sold our rights to the Chester® breed of rooster to Cobb Vantress, a U.S. poultry research and development company engaged in the production, improvement and sale of broiler breeding stock, and we entered into a technology agreement under which Cobb Vantress manages the Chester® breed of rooster. We continue to oversee the production of Chester® roosters in Brazil from hatching to distribution, and we own the trademarks for the Chester® line of products. In 2020, Perdigão launched a new edition of Chester® to celebrate the brand’s 40th anniversary.

Halal Products

We offer poultry products for Islamic markets in accordance with the Halal method of animal slaughtering.

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Margarine

We sell margarine under the Qualy, Deline and Claybom brands and also distribute margarine products of the third-party brand Becel. We maintain our leading market position with the Qualy brand by bringing innovation to the Brazilian market. For example, in 2014, we introduced the first aerated margarine in Brazil and, in 2016, we improved the Qualy portfolio by adding a proprietary mix of vitamins and minerals to our products, which is called the Q-Mix. Additionally, in 2017, we introduced the first margarine with whole grains, Qualy Multigrãos. This technology to add grains inside the margarine is protected under a patent in partnership with our equipment supplier. In 2018, we launched Qualy Light Zero Lactose, the first zero lactose margarine in the Brazilian market.

Butter, Cream cheese and Cheese bread

Qualy, a notable margarine brand in Brazil, expanded its portfolio in 2020 by offering new products such as butter and curd and introducing a line of cheese breads. These new products have been available since December 2020 and are consistent with Qualy’s pursuit to become the leading brand in breakfast and afternoon meals, which are relevant markets for the brand. Qualy’s cheese bread line also offers the options of buttered cheese bread and buttered cheese bread with pieces of Sadia ham.

Frozen Prepared Entrees

We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

•	Pastas and Pizzas. We produce several varieties of lasagna, pizza and other ready-to-eat meals. We produce the meat used in these products and buy other raw materials in the domestic market. In 2019, we expanded our portfolio in this category by launching new products, such as the Mac’n Cheese under the Sadia brand. We believe that this new product is an innovative product in the Brazilian market, with greater added value to the ready-to-eat meals sub-category. Inspired by one of the favorite dishes in the United States, the Sadia Mac’n Cheese was launched in October 2019 with three variants: Mac’n Cheese Cheddar, Mac’n Cheese Cheddar with Bacon and Mac’n Cheese Cheddar with Sausage.
•	French Fries. We sell frozen French fries, which are imported from Belgium where they are produced and packaged for us by third parties.
•	Pies and Pastries. We produce a variety of pies and pastries, such as chicken and heart-of-palm pies. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.

Plant-based products

In 2020, we launched Sadia Veg&Tal, our brand for vegan and vegetarian frozen food, including hamburgers, nuggets and pies categories. We also started to expand the Veg&Tal frozen food portfolio in 2020 and launched frozen vegetables, including broccoli, cauliflower, peas and French beans. Our sales represented 25% of the vegan nuggets sales in Brazil in 2020.

In March 2021, we executed a memorandum of understanding with Aleph Farms, Ltd, or Aleph, an Israeli start-up company that develops laboratory proteins from animal cells. The agreement contemplates: (i) the development and production of cultivated meats using the patented production of Aleph Farms (BioFarm™); and (ii) the distribution of cultivated proteins from Aleph Farms, with exclusivity, in Brazil. In July 2021, we announced our participation in the round of investments (Series B) promoted by Aleph. We will invest US$2,500 thousand in this round, of which US$1,250 thousand was paid in cash in 2021 and the difference will be paid in 2022. In connection with this investment and the capital allocated by other investors, the funds will be destined to the large-scale global marketing of products made from cultivated meat, as well as expansion of Aleph’s portfolio. In connection with our Vision 2030 Plan, which includes a “meat substitutes” growth segment, the investment in Aleph Farms is the first one made in the form of venture capital by us and marks our participation in a pioneering sustainable initiative in the global food chain. With this movement, we advance in our plan to meet the growing consumer demand for new and alternative sources of protein, bringing innovative technologies to Brazil, in line with its commitments to sustainability, innovation and food safety.

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Frozen desserts

We have produced and sold Miss Daisy desserts since 1999. We believe the Miss Daisy brand has a leading market position and has been highly resilient to market changes. We offer a wide variety of products under the Miss Daisy brand, including:

•	Mousse pie, lemon pie, chocolate and vanilla pie, and mousse pie with chocolate shavings; and
•	Dutch pie.

Inspired by seasonal flavors, the Miss Daisy brand also launched three new flavors as a limited edition: condensed milk fudge mousse pie with caramelized nuts and two new hot pie desserts, hazelnut cream and guava paste with cream cheese.

Pet Products

In 2021, we concluded the acquisition of Mogiana and Hercosul, adding strong and traditional brands, robust industrial facilities and expertise in the specialized pet products. With these acquisitions, we became top three in market share in terms of revenue in Brazil’s pet food segment, market leaders in Uruguay and the number two player in Paraguay. Our portfolio includes dry and wet food, snacks in a wide range of standard to super premium brands such as: Biofresh, Guabi Natural, GranPlus, Three Dogs, Three cats, Faro e Primocão and our native brand Balance.

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers and to unaffiliated customers. As of September 30, 2021, we produced 7,451 thousand tons of feed and PREMIX in Brazil, compared to 9,669 thousand tons in 2020, and 606 thousand tons in Turkey. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Vision 2030 Plan

We announced in December 2020 our Vision 2030 Plan, which is a growth strategy currently in place. While abiding to a strict discipline with regards to our financial leverage, to accomplish this goal we expect under this plan make over R$55 billion in investments, primarily funded from our own cash flow and debt refinancing, focusing on strengthening our leadership position as a global food company with a high added-value portfolio, strong brands, high-quality products, and becoming even more admired by consumers as well as providing increased return and expanded margins.

We will also target the establishment of a local presence internationally in some of the world’s largest added-value consumer centers, and to expand our share of the Brazilian market in ready meals, increasing our presence in the high-added value pork and pet markets, in addition to the production of meat substitutes and new sources of protein, in which significant food industry transformation is expected. Within this context, we expect that by the end of this decade approximately 70% of our revenue will be derived from our portfolio of high added-value products.

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Our Vision 2030 Plan also includes a macro-sustainability plan with public commitments involving ESG features. Beginning in 2021, our management has started setting ESG-related goals, and in January 2021, we named a new vice president for Institutional Relations, Reputation and Sustainability to support the advancement of our ESG agenda.

One of our key objectives under our Vision 2030 Plan is to become one of the two largest food companies for pets in Brazil by 2025. Brazil is the second-largest market in the world for pet products, after the United States, with a market value of R$20 billion in 2020. It is estimated that the market potential for pet products will total approximately R$40 billion by 2030. This growth is driven mainly by the verticalization of cities and by the humanization of animals that brings about different needs for the feed. Premium brands for pet food are expected to be favored the most by consumers. We are already present in that segment for both of the key retail channels, including supermarkets (roughly 30% of the market), and the specialized trade channel (remaining 70% of the market). In 2021, we concluded the acquisition of Mogiana and Hercosul, adding strong and traditional brands, robust industrial facilities and expertise in the specialized channel. With the operation, we became value share top 3 in Brazil’s Pet Food segment, market leaders in Uruguay and the #2 player in Paraguay. To serve this segment, the synergies with our production chain provide us with competitive advantages as to costs and quality. In furtherance to our Vision 2030 Plan, on August 2, 2021 and September 1, 2021, we completed the acquisition of Hercosul Group, which produces and distributes dry and wet pet food for dogs and cats, and Mogiana Alimentos, which specializes in animal nutrition products for dogs and cats. Also, we are already the second-largest producer of animal feed in the southern hemisphere. We are already a producer of the main ingredients for the formulation of feeds. We expect this fact will assist us with higher efficiency and lower production costs, because of both the scale of our grain purchases and our access to specific materials, such as hydrolyzed protein and special oils, which we produce and distribute to the pet food market. We believe that these synergies provide us with advantages in the pet food market that are difficult for other companies to replicate. Additionally, we have access to the distribution channel of the traditional retail segment, and we plan on developing our capabilities in the specialized retail market and the technical products market.

We also believe that this new growth path anticipated for Brazil can be replicated in other regions and geographies in which we operate, which we expect will offer us new opportunities and new growth avenues in the future.

There can be no assurance that we will be able to meet the targeted goals in our Vision 2030 Plan so undue reliance should not be placed with respect to our targeted goals in this plan.

Growth Avenues Mapped at Vision 2030 Plan

Pet Market

We believe that a key growth avenue for us is diving deeper into the untapped potential of the pet food market. By 2030, we expect that the pet food market in Brazil reaches over R$40 billion in revenues in Brazil according to Euromonitor. We expect to become the second largest player in Brazil by 2025. As indicated in our Vision 2030 Plan, there are important opportunities to explore cost synergies and to leverage our distribution network, which includes the large volumes of our purchases, ability to store large amounts of raw material, and strong penetration in the traditional retail chains and e-commerce. After our recent acquisitions of Hercosul Group and Mogiana Alimentos, we have already become the Top 35 brand in the segment in Brazil.

Added-Value Swine Market

Brazil has seen important changes in consumer behavior and continues to be impacted by the growing needs for practicality, convenience, and healthiness. According to Mintel, the majority of the national population does not enjoy cooking. Additionally, According to FAOstat, OCDE and Euromonitor, Brazil has a much lower consumption per capita of pork, 14 kg per inhabitant in 2020, when compared to more mature markets, such as the USA with 41 kg per inhabitant in 2020. Thus, there is likely a significant opportunity to increase our penetration in the added-value swine market. Further, in accordance with our internal analysis using data from the Food and Agriculture Organization of the United Nations and from Kantar, the added-value swine market has the potential to reach R$23 billion until 2030.

5 According to estimates based on data provided by ABINPET (Brazilian Association of the Industry of Pet Food).

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Ready Meals

As a result of shifts in habits and changes in the lifestyle of consumers, the demand for ready meals is growing worldwide, according to Euromonitor. Everyday convenience can drive consumers, representing a growth opportunity for us. According to Mintel, in 2019, 53% of Brazilian working citizens do not have time to cook, and 61% of Brazilians declare they do not like cooking.

Therefore, one of our strategic priorities through 2030 is to expand our ready meal options to customers, employing our knowledge of food options in order to create new lines of products, always seeking to maintain our high quality. A successful example of such priority was the launch of the Mac’n Cheese in early 2020, which proved to be a milestone for our value-added strategy.

We expect to continue offering good quality, user-friendly food. We believe in our ability to have a great impact and lead the ready meals market, whose demand is growing, considering the trend of consumption habits of our consumers. According to Euromonitor, the ready-meals global market has potential to reach R$16 billion per year, more than 4x its current size.

Meat Substitutes

The penetration of our new product lines in meat substitutes is a key component to our Vision 2030 Plan. According to Euromonitor, this market could reach R$13 billion by 2030. As a result, we are consistently seeking to increase variety in the meat substitutes segment and expect to innovate our offerings, including plant-based food and cultivated meat. We believe to be one of the first Brazilian players to access the cultivated meat technology with our partnership with Aleph Farms. See “History and Development of the Company—Other Transactions.”

We hold more than 10 Sadia Veg&Tal products in our portfolio and believe to also be national pioneers in the meat-like chicken cut lines, including Brazil’s first plant-based carbon neutral chicken (i.e., Veg Chicken) and our ready-to-eat Veg&Tal snack.

International Markets Expansion

We believe in our potential to be part of two-thirds of the global consumption markets (North America, Europe and Asia, markets with greater opportunities) by 2030 and aim to be a global food company present in the main consumption centers, with leadership in relevant markets. Our foods are already present in the lives of families worldwide through Sadia and Perdix, which are particularly the leading brands in the Middle East and currently hold 36.3% of market share, according to Nielsen in September 2021. Our Banvit brand in Turkey has experienced significant growth in the recent past and now amounts to a market share of 23.6% according to Nielsen. Our strategy is supported by 3 levers focused on adding value, which are the competitive export platform we have developed through continuous development of the market and product mix optimization, ownership of necessary qualifications, consolidation of the Halal market important presence, and our global expansion to markets that represent more than 50% of high value-added consumption.

Digitalization

Digital transformation is part of our daily lives at BRF, with technology having the potential to transform our culture, processes and tools and ultimately accelerate our business.

We increased our investments in technology by 40% in 2020 and by 20% in 2019, having invested R$450 million in digital initiatives between 2017 and 2021. For the next four years, we have built a solid roadmap of investment in digital initiatives, together with each of our departments, and digitalization is expected to be a key investment vertical for us. Further, from 2021 to 2025, we have identified investment opportunities amounting to R$700 million. In addition, we have 65 ongoing digital projects and 50 projects already delivered.

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As we start to carry out such ambitious plan, we have already trained more than 1,200 employees in agile methodologies, including cloud, design thinking, amongst others. We have promoted the digital inclusion of more than 70,000 employees that started to access online services and information.

We have created a digital lab to increase the connection with startup partners and the number of pilot projects we develop. More than 50 projects are already underway, which could improve the productive strategy and growth of the Company.

Another relevant topic for us in the digitalization process is the concept of innovation in Industry 4.0. We believe that the adoption of new technology could generate significant gains and be replicated across our value chain. There are two fronts of the Industry 4.0 concept being implemented – the digital plant and the intelligent plant. Our concept of a digital factory is intended to provide greater speed in our internal processes. Our concept of a smart factory intends to integrate our plants with Industry 4.0 systems such as online integrations, providing insights into advanced analytics models.

In our egg farms, our Industry 4.0 processes currently collect data which was previously collected manually. Additionally, with investments of approximately R$300 million, we have expanded our production capacity with our new plant in Seropédica, in the State of Rio de Janeiro, Brazil. This is our 40th production site; the first exclusively dedicated to the production of franks and one of the most advanced in the concept of Industry 4.0, using clean energy, generates minimal solid waste, and promotes water reuse.

We already have our commodities smart center in operation with the analysis of images retrieved through satellites and software that already runs a large part of our processes. Our operational transport control center allows us to monitor 100% of our fleet. Our planning is supported by optimization models. We are making headway in implementing our logistics 4.0, in using artificial intelligence and data science.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil was the second largest producer and the leading exporter of poultry in the world in 2021 based on estimates calculated by the United States Department of Agriculture, or the “USDA.” Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This growth has been driven by the increase of Brazilian companies’ production dedicated to exports as well as by the competitiveness of Brazilian poultry.

According to the USDA, global poultry trade might decrease 0.5% in 2021 compared to 2020, mainly due to lower exports from the European Union (which might decrease 13% in comparison to 2020), and U.K. (which might decrease 23% in comparison to 2020). According to the Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal, or ABPA), exports of poultry parts increased 1.2% in 2020 compared to 2019, representing 68.7% of the total poultry exported volumes. Whole chicken, which represented 25.3% of the total volume, decreased 2.5% in 2020 compared to 2019. The main destinations in 2020 were China, Saudi Arabia, Japan and United Arab Emirates. In comparison to 2019, in 2020 Saudi Arabia decreased total imports from Brazil by 0.3%, China increased total imports from Brazil by 15.0%, Japan decreased total imports from Brazil by 3.2% and United Arab Emirates decreased total imports from Brazil by 11.2%.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

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	World Chicken Production
Primary Chicken Producers	2021	2020	2019
	(in thousands of tons – “ready to cook” equivalent)
U.S.	20,310	20,255	19,941
Brazil	14,350	13,880	13,690
China	14,000	14,600	13,800
European Union (27 countries)	10,930	11,020	10,836
Russia	4,600	4,680	4,668
Mexico	3,815	3,725	3,600
Thailand	3,280	3,250	3,300
Argentina	2,290	2,215	2,171
Turkey	2,170	2,136	2,138
Japan	1,765	1,765	1,723
United Kingdom	1,760	1,785	1,726
Others	19,833	19,768	19,614
Total	99,103	99,079	97,207

Primary Chicken Exporters	2021	2020	2019
	(in thousands of tons – “ready to cook” equivalent)
Brazil	4,055	3,875	3,939
U.S.	3,421	3,376	3,259
European Union (27 countries)	1,775	2,033	2,148
Thailand	990	941	961
Turkey	470	440	402
Others	2,285	2,399	2,320
Total	12,996	13,064	13,029

Primary Chicken Consumers	2021	2020	2019
	(in thousands of tons – “ready to cook” equivalent)
U.S.	16,989	16,994	16,702
China	14,450	15,211	13,952
Brazil	10,300	10,010	9,756
European Union (27 countries)	9,695	9,642	9,448
Mexico	16,989	16,994	16,702
Russia	4,620	4,688	4,712
Japan	2,796	2,773	2,789
Thailand	2,290	2,299	2,389
Argentina	2,150	2,063	2,021
United Kingdom	2,035	1,995	2,054
South Africa	1,868	1,891	1,829
Others	24,703	24,623	24,562
Total	96,594	96,749	94,683

Source: USDA, October 2021.

Pork

Brazil is the fourth largest producer and exporter and the fifth largest consumer of pork in the world in 2021, according to the USDA estimates. Brazil’s production and consumption of pork has increased since 2009. The USDA expects a decrease in global production of 1.8% and a decrease in pork consumption of 1.8% in 2022. According to the USDA, global pork exports might reach 12.5 million tons in 2021. Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research and development have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for more efficient production of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders has also contributed to the production increase.

According to the ABPA, as of December 2020, China was Brazil’s primary destination for pork followed by Hong Kong, representing 50.7% and 16.4%, respectively, of total Brazilian pork exports. Chinese and Hong Kong imports from Brazil increased 106% and 2.4%, respectively, from December 31, 2019 to December 31, 2020.

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The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Production
Main Pork Producers	2021	2020	2019
	(in thousands of tons – weight in equivalent carcass)
China	46,000	36,340	42,550
European Union (27 countries)	23,680	23,219	22,996
U.S.	12,559	12,845	12,543
Brazil	4,325	4,125	3,975
Russia	3,700	3,611	3,324
Vietnam	2,590	2,467	2,430
Others	13,249	13,148	13,211
Total	106,103	95,755	101,029

Main Pork Exporters	2021	2020	2019
	(in thousands of tons – weight in equivalent carcass)
European Union (27 countries)	5,000	5,167	4,266
U.S.	3,265	3,302	2,867
Canada	1,550	1,544	1,284
Brazil	1,295	1,178	861
Mexico	375	344	234
United Kingdom	300	348	338
Chile	280	295	223
Others	433	376	294
Total	12,498	12,554	10,367

Main Pork Consumers	2021	2020	2019
	(in thousands of tons – weight in equivalent carcass)
China	50,400	41,521	44,866
European Union (27 countries)	18,780	18,211	18,894
U.S.	9,799	10,034	10,066
Russia	3,528	3,468	3,363
Brazil	3,032	2,949	3,116
Vietnam	2,884	2,687	2,493
Others	16,822	16,193	17,077
Total	105,245	95,063	99,875

Source: USDA, October 2021.

Beef

Brazil was the second largest producer, the third largest consumer and the largest exporter of beef in the world in 2021, according to the USDA estimates. From 2021 to 2022, the USDA estimates that there will be an increase in global beef production, consumption and exports of approximately 0.6%, 0.6% and 1.6%, respectively.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

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	World Beef Production
Main Beef Producers	2021	2020	2019
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,684	12,389	12,385
Brazil	9,500	10,100	10,200
European Union (27 countries)	6,840	6,883	6,964
China	6,830	6,720	6,670
India	4,100	3,760	4,270
Argentina	3,045	3,170	3,125
Mexico	2,120	2,079	2,027
Australia	1,915	2,125	2,432
Canada	1,450	1,314	1,342
Russia	1,380	1,378	1,374
Others	7,913	7,742	7,853
Total	57,777	57,660	58,642

Main Beef Consumers	2021	2020	2019
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,615	12,531	12,409
China	9,810	9,486	8,826
Brazil	6,997	7,609	7,929
European Union (27 countries)	6,475	6,521	6,698
India	2,550	2,476	2,776
Argentina	2,333	2,365	2,379
Others	15,214	15,081	15,359
Total	55,994	56,069	56,376

Main Beef Exporters	2021	2020	2019
	(in thousands of tons – weight in equivalent carcass)
Brazil	2,575	2,539	2,314
India	1,550	1,284	1,494
U.S	1,549	1,339	1,373
Australia	1,290	1,473	1,739
Argentina	720	819	763
Others	4,040	3,783	3,696
Total	11,724	11,237	11,379

Source: USDA, October 2021.

The following graphic is a simplified representation of our meat production chain.

Processed and Pet Food Markets

Aligned with our Vision 2030, we are enhancing our processed food products portfolio and expanding operations in the pet food segment. These are strategic markets for us due to their positive growing perspectives. See “Vision 2030 Plan.”

According to WMStrategy (WMS), the Ready Meal segment in Brazil is expected to reach US$2.4 billion in 2025, which represents a CAGR of 6.6% from 2020 to 2025.

Global Pet Food Segment also has positive market trends, which are shown by Allied Market Research. Its market size was valued at US$87 billion in 2020, and is expected to reach US$133 billion in 2030, which represents a CAGR of 4.6% between 2021 and 2030. Regarding the Pet Food market in Brazil, it has potential to triple size by 2030, reaching R$40 billion, according to Euromonitor.

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Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed and pet food, slaughter the animals, process poultry and pork to produce processed food products and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Meat Production Chain

Poultry

At the beginning of the broiler production cycle, we purchase day-old grandparent’s breeder chicks from Aviagen of Brazil. We send these birds to our grandparent stock farms, forming our grandparent breeding stock. With respect to turkeys, we purchase hatched grandparent’s eggs and then send those eggs to our grandparent stock hatchery, where the eggs are hatched, and the chicks are raised, forming our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. We also buy a small percentage of our parent stock from another supplier, Cobb Vantress. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1.58 billion day-old chicks and 11.1 million day-old turkeys in 2021. We hatch these eggs in our 26 hatcheries (23 broiler, 1 turkey, 2 breeders).

We send the day-old chicks, which we continue to own, to outgrowers, whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have business arrangements with approximately 6,700 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

As of December 31, 2021, we have a fully automated slaughtering capacity of 36.9 million heads of poultry per week and 300 thousand heads of turkey per week.

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Pork

We produce the vast majority of the pork we use in our products. We also purchase pork on the spot market.

Piglet producers either purchase parent breeder hogs produced by us or from producers such as Agroceres and DanBred. We generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight, or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight, and then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of 3,262 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, but we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts with the local producers.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then separated based on their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

As of December 31, 2021, we had a pork slaughtering capacity of 238 thousand heads per week.

Beef

We had a beef slaughtering capacity of 14,400 heads per week until October 1, 2014, when we signed an Investment Agreement with Minerva, pursuant to which we allocated our beef slaughtering plants in Várzea Grande and Mirassol, as well as our employees involved in these activities, to a closed capital company that was incorporated within Minerva. We received an equity interest in Minerva in connection with this transaction. The transaction closed on October 1, 2014. On December 7, 2018, we executed an agreement with Marfrig for its acquisition in the amount of R$100 million of real estate and equipment from our plant located in Várzea Grande in the State of Mato Grosso, which produced approximately 69,000 tons of hamburger meat per year. This transaction closed on January 23, 2019 and, on April 1, 2019, a Supply Agreement with Marfrig became effective, under which Marfrig undertook to provide us with finished goods produced in the Várzea Grande plant, such as hamburgers, meatballs, kibbehs, chicken meat and processed chicken breast products for 60 months.

Processed Foods

We sell a variety of processed foods, some of which contain poultry and pork meat that we produce. We have a total production capacity of 194 thousand tons/month across 17 production units in Brazil (Chapecó, Marau, Capinzal, Toledo, Videira, Lucas do Rio Verde, Rio Verde, Uberlândia, Concórdia, Tatuí, Vitória de Santo Antão, Herval d’Oeste, Lajeado, Ponta Grossa, Paranaguá, Seropédica and Duque de Caxias) processing meat products (such as mortadella, franks, sausage, hamburger and breaded meat) and non-meat products (such as lasagna, ready-to-eat meals and pizzas) for both the domestic and international markets. The company completed the construction of one plant in Seropédica, in the State of Rio de Janeiro, and began its operations in July 2021. In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items. In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (such as Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

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In November 2014, we opened our first plant in the Middle East, with a total capacity of 70 thousand tons/year, aiming to supply the local Middle Eastern market, Europe and Asia. This plant produces franks, breaded meat, hamburger, mortadella and marinated chicken breast.

In January 2021, BRF concluded the acquisition of Joody Al Sharqiya Food Production Factory, its first production plant in Saudi Arabia with a total capacity of 3.6 thousand tons/year. We have an expansion plan to grow the capacity to 18 thousand tons/year of processed chicken products.

We also sell frozen French fries, which are imported from Belgium where they are produced and packaged for us by third parties. In addition, we produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the State of Santa Catarina, Dois Vizinhos, in the State of Paraná, and in Toledo, also in the State of Paraná. In 2020, we launched Sadia Veg&Tal, our brand for vegan and vegetarian frozen food, including hamburgers, nuggets, and pies categories. We also started to expand the Veg&Tal frozen food portfolio in 2020 and launched frozen vegetables, including broccoli, cauliflower, peas and French beans. Our sales represented 11.8% of the vegan nuggets sales in Brazil in 2021.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We produce margarines in our plants in Paranaguá, State of Paraná, Uberlândia, State of Minas Gerais and Vitória de Santo Antão, under the Qualy, Deline and Claybom and Becel brands and in the State of Pernambuco under the brands Qualy and Deline. We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

We also sell halal food, which is the food allowed for Islamic consumption. The halal poultry needs to undergo a specific religious and technical procedure of slaughtering and processing, assuring that it was produced according to the Islamic requirements and that it had no contact with prohibited foods or ingredients. In addition, the Brazilian Federal Inspection Service (Serviço de Inspeção Federal, or “SIF”) of MAPA may establish additional requirements for halal food production that we must comply with. We are assisted by Islamic entities that are responsible for slaughtering and certifying all of our halal products.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 24 feed and PREMIX production plants in Brazil and three feed production plants in Turkey. Additionally, we lease three feed plants from third parties that are 100% dedicated to our operations and one PREMIX production plant that is not 100% dedicated to our operations. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. In 2019 and 2020, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly, influenced by international quotes and local currency rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices” in our 2020 Form 20-F.

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets.

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Suppliers

One of our strategies is to build more efficient relationships with our suppliers by using selection criteria to assess suppliers based on the quality of the product, the product performance and reliability.

We have a Chain Monitoring System that is structured to strengthen social and environmental risk control, support an ethical and responsible business model and develop sustainable partnerships. We seek to accomplish this by undertaking quality audits, distributing and requiring supplier adherence to our Suppliers’ Code of Conduct, following the Policy for Related-Party Transactions, consulting public data and also including certain related obligations in our contracts with suppliers. Our Suppliers’ Code of Conduct, which is posted on our website and agreed to in advance by our suppliers, regulates our relationship and focuses on ethical behavior, social and environmental responsibility. We are focused on a stronger risk management approach, especially with respect to quality, integrity and safety, as well as sustainability and compliance.

In 2019, we created the internal process for suppliers to comply with our Suppliers’ Code of Conduct and established internal procurement standards setting forth this process (“Procurement Standards”). The process was led by an internal working group focused on ensuring effective Suppliers’ Code of Conduct implementation, mitigating our risks and strengthening our relationships with our stakeholders. Beginning in September 2019, all new suppliers were required to confirm compliance with our Suppliers’ Code of Conduct before being registered on our internal systems.

The Procurement Standards provide for certain exceptions to the rule requiring suppliers to accept our Suppliers’ Code of Conduct. For example, suppliers are not required to accept our Suppliers’ Code of Conduct if they are a public entity connected to the government or if they have their own code of conduct, in which case they may fill out a short form indicating the website where their code of conduct is available or attaching it to the form. If a supplier refuses to accept our Suppliers’ Code of Conduct and does not fall into the exceptions set forth by the Procurement Standards, the situation will be directed to our internal critical committee for analysis. Our critical committee consists of members from the legal, compliance and procurement departments. If our critical committee is unable to reach a decision, the matter is referred to our executive committee for resolution.

For cases of conflicts of interest with suppliers, we have a specialized team that analyzes the risk of maintaining or replacing the specified supplier. Additionally, through biweekly reviews of publicly available data in Brazil, we identify suppliers that do not comply with legal requirements or our standards. When evaluating suppliers, we regularly analyze, among other things, the following: environmental practices, labor relations and practices and general compliance with laws and regulations. We are in the process of standardizing our monitoring program across all of our departments, but all of our new suppliers are required to follow the Suppliers’ Code of Conduct and the Policy for Related-Party Transactions, whether in connection with a contract or spot purchase.

The evaluation and appropriate selection of suppliers and maintaining relationships with those suppliers is critical to our market competitiveness. The supplier assessment process often involves the simultaneous consideration of various aspects of the supplier’s performance, including price, innovation, delivery time, quality and post-sales support, along with its social and environmental policies and performance. Our process follows established guidelines, supported by systems and rules to be followed by all members of our procurement team. In 2018, we implemented our purchasing system – Ariba SAP, which is an advanced purchasing tool intended to strengthen our compliance function. In 2019, we implemented a new module within the purchasing system, called Ariba Network, which is focused on the relationship between our contract managers and suppliers. This improvement reinforces our commitment to compliance and transparency in our routine processes by ensuring an accurate evaluation of our contracted services and facilitating robust communication between our suppliers and our systems.

Tracking and auditing are continually monitored through internal and external audits to ensure that our processes are constantly improving and aligned with our norms and codes, compliance and sustainability efforts.

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Brazilian Market

Brazil is the fifth largest country in the world in terms of land and has the sixth largest population on the globe. As of September 30, 2021, Brazil had an estimated population of 213,317 million people, according to figures from the IBGE. During the nine months ended September 30, Brazil’s GDP amounted to R$5.46 trillion in 2019, R$5.45 trillion in 2020 and R$6.42 trillion in 2021. In the nine months ended September 30, 2021, GDP increased by 18% in nominal terms.

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, was 4.31% in 2019, 4.52% in 2020 and 10.25% as of September 30, 2021, following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$4.03/U.S.$1.00 in 2019, R$5.20/U.S.$1.00 in 2020 and R$5,44/U.S.$1.00 as of September 30, 2021, with the real depreciating by 4.46% as of September 30, 2021, compared to 2020.

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2020 of 97.23 kilograms, including beef, chicken and pork products, according to the USDA, an increase of 2.7% compared to 2020. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the GDP contraction, meat consumption decreased in 2021 compared to 2020. A slight economic improvement is expected for 2022 in comparison to 2021. As of December 31, 2021, market analysts consulted by the Central Bank expected that GDP will increase by 0.36%, while IPCA is expected to remain at 5.03%. Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. Besides us, there are many large producers, including Seara Alimentos S.A. (“Seara”) (which was acquired from Marfrig by JBS in 2013), Cooperativa Central Aurora Alimentos (“Aurora”) and JBS. The main producers in the fresh food market face strong competition from a large number of small producers which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. We seek to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands we own, such as Sadia and Perdigão.

The processed food sector is more concentrated than the fresh food sector in terms of the number of competitors. Consumption of processed products is influenced by a number of factors, including the level of consumer income and marketing efforts directed at meeting consumer demand for more value-added products. We believe that processed foods also represent an opportunity for growth in the coming years.

We estimate the following market information based on available data from A.C. Nielsen, which is reported to them by us and by some of our competitors, as of the 5th bimester of each year:

•	the Brazilian industrialized food market had revenues of approximately R$25,805 million in 2021 compared to R$21,699 million in 2020;
•	the Brazilian frozen food market had revenues of approximately R$5,887 million in 2021 compared to R$4,682 million in 2020; and
•	the Brazilian margarine market had revenues of R$4,247 million in 2021 compared to R$3,545 million in 2020.

These figures do not include BRF data by region or category of products that are not covered by the A.C. Nielsen figures.

International Markets

Brazil is a leading producer in global export markets due to its natural advantages (land, water and climate), competitive inputs, costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

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Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, including: (i) tariff barriers, which ultimately protect certain domestic markets; and (ii) non-tariff barriers, mainly including import quotas, sanitary barriers and technical/religious barriers. See “Item 5. Operating and Financial Review and Prospects—A. Principal Factors Affecting our Results of Operations––Effects of Trade and Other Barriers” in our 2020 Form 20-F for additional information.

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 50.9%, 52.1% and 51.3% of our net sales in the nine-month period ended 2021, 2020 and 2019, respectively. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and beef cuts, accounted for 45.3%, 44.7% and 45.5% of our net sales in the nine-month period ended 2021, 2020 and 2019, respectively.

The table below sets forth the percentage of our net sales by category in the Brazilian segment, International segment, and Other segments for the periods indicated:

	For the nine months ended September 30,
	2021	2020	2019
Brazilian Market
Poultry	9.6%	9.5%	11.3%
Pork/Beef	3.1%	3.3%	2.8%
Processed food products	38.0%	39.2%	37.2%
Other Sales	0.2%	0.1%	0.0%
Total Brazilian market	50.9%	52.1%	51.3%
International Markets
Poultry	32.6%	32.1%	34.7%
Pork/Beef	5.7%	5.9%	3.7%
Processed food products	6.2%	5.9%	6.6%
Other Sales	0.8%	0.8%	0.5%
Total International markets	45.3%	44.7%	45.5%

Other Segments	3.8%	3.2%	3.2%
Total	100%	100%	100%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Seasonality” in our 2020 Form 20-F for information regarding seasonality.

Overall Comparison of Our Net Sales for the nine months ended September 30, 2021 and Years Ended December 31, 2020 and 2019

Brazil

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to supermarkets, wholesalers, retail stores, food services and other institutional buyers. The graphs below set forth our Brazilian net sales to supermarkets, retail stores, wholesalers and food services buyers as a percentage of total domestic net sales for the periods indicated.

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(1) The data for 2021 refers to the nine month period ended September 30, 2021.

Note: There may be small variations in the percentages presented in the chart above when compared with past reports due to rounding and migration of customers between the sales channels.

Our domestic distribution network consists of 27 distribution centers in several Brazilian states. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 28 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own five of our distribution centers and lease the remaining 22 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products—we contract with carriers to provide this service for us on an exclusive basis.

International

We operate in three business segments, which primarily reflect our geographical structure: Brazil, International (including Halal markets in the Middle East, North Africa, Malaysia and Eastern Europe, as well as Africa, Asia, Europe, Eurasia and the Americas) and Other Segments. The graphs below set forth a breakdown of our net sales by segment:

(1) The data for 2021 refers to the nine month period ended September 30, 2021.

Competition

Brazil

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. We endeavor to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands we own, such as Sadia and Perdigão.

In the processed meat and margarine categories, the most recently available percentage of our market share in Brazil in 2020 as reported by A.C. Nielsen shows that we have significant representation in the domestic market, as demonstrated in the graph below, which is separated by retail categories:

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Source: A.C. Nielsen Bimonthly Retail – Margarines and Frozen Meals (September/October 2020 survey); Filled and Cold Cuts (September/October 2021 survey)

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

Nationally, our main competitor within the Brazilian market for the processed meat segment is JBS (which owns the brands Seara and Rezende) followed by Aurora. The remainder of the market is represented by several small producers, such as Pif Paf Alimentos S.A. (“Pif Paf”) and Frimesa, which have relevant performance in the Southeastern and Southern regions of the country, respectively.

In the margarine market, we maintained a leading position with the Qualy brand by a wide margin. Our main competitor is also JBS, which acquired Bunge’s margarine operation (consequently becoming the owner of the brands Delicia and Primor, as well as their previous brands, such as Doriana) followed by Vigor Alimentos S.A.

In the Brazilian market for in natura meat (whole poultry, poultry and pork cuts), we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. The in natura meat market is volatile and cyclical (higher costs and protein offer). In order to prevent low margins by competing with small producers and keep a stronger market presence, we have changed our price strategy and developed a high aggregate value and innovative portfolio. The initiative has increased our revenue on this portfolio from 5.1% in 2020 to 6.7% in 2021, and we captured opportunities focused on consumer needs for healthy, premium and ready-made products with 27 new products released in 2020 and 90 new products released in 2021. In line with our goal of building stronger margins for in natura meat, we are aiming to increase the per capita consumption of pork cuts in the Brazilian market with a high aggregate value and premium portfolio, capturing bovine meat share of Brazilian consumers.

As mentioned earlier, BRF also has operations of pet food, which is part of the Pet Industry in Brazil. This industry is composed by, other than pet food, veterinary medicines and pet general care, which encompasses pet health care and hygiene, which have been rapidly growing in the past years.

The global pet food market size was valued at R$13 billion in 2020, and is projected to reach $40 billion by 2030, according to Euromonitor, tripling its size during the period, with Brazil playing a key role in this growth. The country has the second largest population of dogs and cats in the world and is the third largest country in total pet population, which market represents 0.36% of total Brazilian GDP, according to data from the Associação Brasileira da Indústria de Produtos para Animais de Estimação, or Abinpet,.

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We believe we are well positioned on this market, being the largest pet food provider in Brazil, with 10% market share and potential to become the second largest in the coming years, according to our estimates based on data from Abinpet. Brazil leads in the natural pet food segment, derived from animal ingredients in their natural state. The unpenetrated market is favorable for strong brands, such as the ones we own, to consolidate and lead the national market.

International

We face significant competition in our international markets, both from Brazilian producers and from producers in other countries. Cooperatives are increasingly relevant competitors, as they have tax advantages and certain mobility to reassign their production to foreign markets at times when exports become more attractive than the domestic market. In addition, JBS is one of our direct competitors in the international market that has many of the same competitive advantages that we have over producers in other countries, including natural resources and competitive input costs.

Our chicken and pork cuts, in particular, are price-sensitive and sensitive to substitution with other products. Customers sometimes seek to diversify their sources of supply in different countries, even though we often have a lower cost of production.

Protectionist measures among Brazil’s trading partners are also an important competitive factor. Brazilian exports of poultry and swine are increasingly affected by actions taken by other countries to protect local producers.

Our net sales in the international market reached R$15,697,762 thousand in the nine-month period ended 2021, an increase of 25.3% from 2020. Despite the still-challenging international market environment in 2021, we believe we export more than our main Brazilian competitors, as we are one of the largest poultry exporters in the world. In 2021, we accounted for 11.5% of the world’s poultry trade, according USDA.

In our international markets, our competition is based on quality, cost, prices and service to our customer.

Distribution of Products

Brazilian Market

As of December 31, 2021, we operated 27 distribution centers and 28 transit points.

International Markets

We export our products mainly through the ports of Itajaí, Navegantes and Itapoá in the State of Santa Catarina. We also export our products through Rio Grande in the State of Rio Grande do Sul and Paranaguá in the State of Paraná. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the states of Paraná, Santa Catarina and Rio Grande do Sul. In 2021, we packed more than 52% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

All the ports that we use to load our cargo are private terminals from third parties. We have occasionally experienced disruptions at the ports as a result of logistics challenges, including flooding, strong currents, small drafts, strong winds/waves and winter fog.

Our sales and distribution efforts abroad are coordinated through offices in Austria, Russia, Singapore, South Korea, China, Japan, Vietnam, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Uruguay, Chile, and Turkey. We coordinate our marketing efforts and provide sales support to customers in our main international markets through these offices. Our distribution arrangements in our international markets vary according to the market.

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Europe. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. Given the ban of imports from our production facilities, we were no longer able to sell our products from such embargoed production plants in the European Union. This suspension on certain products from Brazilian producers caused challenges for our operations in Europe and required us to reorganize our sales and distribution network by strengthening our partnerships with other food processors, food service operators and local distributors. Furthermore, we leveraged our global sourcing network to supply the European market with products produced outside of Brazil. On February 7, 2019, we agreed to sell to Tyson International Holding Co. most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand. This transaction closed on June 3, 2019 for the amount equivalent to R$1,488,033 thousand (U.S.$382,106 thousand, translated to reais at the exchange rate of R$3.8943 as of June 3, 2019). We have undertaken, in the share purchase agreement entered into with Tyson International Holding Co., not to do business or otherwise compete in the sale of poultry products for human consumption in certain jurisdictions in Europe, including the European Economic Area (EEA) and the United Kingdom. That non-compete provision has partially lapsed for certain products and channels. In October 2020, after reaching a commercial agreement with Tyson International Holding Co., we resumed the export of poultry breast cuts to Europe, accelerating our return to the continent. The arrangements with Tyson include a phased removal of the non-compete restrictions in three stages, including our access to (i) B2B, CFR (cost and freight) and wholesalers in Europe by June 2021, (ii) the retail channel in the European market from 2022 and (iii) the Thai market in 2024. By June 2022, we may also invest in businesses that hold import quotas to Europe.

Asia. Asia is a highly diverse continent, both in terms of cultural and economic development characteristics, where we serve over 16 countries, from mainland China to the islands in the South Pacific region. In 2021, China continued to be our largest market in Asia, thanks to local production capacity increase and despite country restrictions due to the COVID-19 pandemic. Our local distribution operation in Shanghai expanded partnerships with retailers, O2O platforms and Sadia’s own ecommerce store by selling Sadia frozen chicken and pork cuts to develop our brand presence. In Japan, our local level of service, coupled with quality standards and product range have made us a preferred supplier of chicken products in the market. In South Korea, we were the first Brazilian producer to export pork cut providing new business opportunities. In Singapore, we consolidated the Sadia brand with a diverse portfolio and brand campaigns, maintaining our presence in modern retails in key products categories. Furthermore, we started our own local distribution model to strengthen even more our brand presence in Singapore. Additionally, in Southeast Asia, we expanded to new countries and clients, serving these markets with a diverse portfolio of chicken, pork and processed meat. In 2020, we concluded the sale of our stake in the joint venture “FFM Further Processing Sdn. Bhd.,” in Malaysia, while maintaining the export leadership to this country.

Middle East. In the Middle East and Turkey we sell to wholesalers, retailers, small stores (traditional trade), food service providers and processors. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We have as well launched new products adjacent of the chicken category, such as Frozen French Fries and Frozen Vegetables. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. Our biggest brand, Sadia is recognized as the leading food brand in the Middle East and enjoys the highest preference level within the chicken category, according to a study made by Ipsos Research, a third-party consulting firm in 2020. In 2017, we created separate Halal business operations, which was focused 100% in the Halal market. We also announced the completion of the acquisition of Banvit in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017. Banvit is the number one brand in Turkey in the chicken category, leading with a preference score of 54% according to a study made by Ipsos in 2020. In December 2021, we and QIA have agreed on the termination of the put option available to QIA under the original shareholders’ agreement and agreed to provide QIA with further alternatives to liquidate its investment in Banvit. In any event, we no longer have financial liabilities with respect to QIA.

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See “History and Development of the Company—Acquisition of Banvit – Turkey.” In 2019, our Halal operations were reincorporated into BRF as part of our International operating segment, and they are currently operating similarly to how they operated prior to 2017. In 2021, we concluded the acquisition of a food processing plant in Dammam, Saudi Arabia. See “History and Development of the Company—Other Transactions.”

Africa. Our strategy in Africa has focused on unlocking a number of in-market opportunities that fall under the attractive and affordable processed foods category, but also value-added opportunities in key markets. In 2021, we focused on strengthening our partnerships in the region, further improving our leadership position in exports of processed foods to the continent. Our approach to exports in Africa targets sales to distributors with the widest possible distribution. The Sadia and Perdix brands are the primary brands that we have focused on distributing in the region. Angola remains our main market for chicken cuts and processed food, such as franks and mortadella. We also expanded the supply of processed food to South Africa and Mauritius through our facilities in Turkey. Going forward, we will continue to carefully consider future growth markets. Furthermore, our next phase of development will emphasize more control over the interactions between the brands and the consumers by gaining additional insight into consumer preferences to strengthen our value proposition and distribution opportunities, for example by expanding our portfolio of breaded items in South Africa’s main retailers, which we started in 2020.

Americas and Other Countries. We sell our products in the Americas through direct sales to key distributors. Additionally, in 2021, we continued selling chicken cuts, including breasts and wings, to processing companies in Canada, and processed items to the Caribbean. Additionally, Sadia and Qualy are established brands that enjoy significant market shares in Chile and Uruguay, where we maintain local distribution operations, and in Paraguay, where we operate through consolidated local distributors. An example of our commercial strength in the Americas is our leadership in the margarine segment in Chile with our brand Qualy and in the breaded and ready meals segments in Chile and Uruguay with Sadia.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy” and “Perdigão” brands in the Brazilian market and mainly under the “BRF Ingredients,” “Perdix,” “Perdigão,” “Sadia,” “Confidence,” “Qualy,” “Borella,” “Sahtein,” “Unef,” “Hilal,” “Halal & Design,” “Amineau,” “Natvie,” “Gud,” “Onefoods,” and “Deline” brands in our international markets, as described below under “—Marketing.”

We also own several brands for specific products or product lines. In the Brazilian market, these brands include, but are not limited to, “Sadia Bio,” “Sadia Salamitos,” “Sadia Ve&Tal,” Sadia Livre&Lev,” “Sadia Hot Pocket,” “Perdigão Ouro,” “Chester Perdigão,” “Perdigão NaBrasa” and “Claybom.” The “Sadia” trademark is registered in various forms in more than 110 countries. In the Middle East, “Sadia” is registered in various forms in countries such as Saudi Arabia, the United Arab Emirates, Egypt, Jordan, Bahrain, Yemen, Iran, Lebanon, Qatar, Kuwait, and Oman, as well as in countries in Europe, the Caucasus, Asia and Latin America. The Sadia mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, and such protection extends to countries other than Brazil.

In addition, we have patents registered in Brazil and more than 10 other countries. We have applied to have the Sadia, Perdigão and Qualy trademarks recognized as “well known trademarks” by the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial – INPI), which granted us that recognition for Sadia and Perdigão in June 2011, renewed the recognition in September, 2018 and for Qualy in August 2019. We have also applied for our corporate trademark “BRF” (and accompanying design) to be registered in over 100 countries in North and South America, Europe, Asia, Africa and the Middle East.

Lastly, we own several internet domain names, registered with the competent authorities, such as “perdigao.com.br,” “claybom.com.br,” “qualy.com.br,” “sadia.com.br,” “brf.com,” “brf-foodservices.com.br” and “brf-global.com.”

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Marketing

As one of Brazil’s leading food companies our ambition is to expand to new categories and consumption categories with high added value, recognized and desired brands. With this in mind our marketing efforts are based on: (i) adding value to existing categories and diversifying our product lines; (ii) increasing convenience with respect to our in natura meat and processed products; (iii) ensuring that our brands are recognized and associated with high quality products; and (iv) strengthening our reputation for quality by emphasizing high quality service to our customers. Furthermore, we intend to consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments. We also have an active marketing program using several channels, including television, video, digital, print and brand experiences

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy master brands. Apart from these major brands, we also sell our products under various Sadia lines, including: Sadia Veg&Tal, Sadia Bio, Sadia Orgânico, Sadia Livre&Lev and Sadia Speciale. Additionally, we sell products under various Perdigão lines, including Chester, Ouro, Na Brasa and Meu Menu.

Sadia is the Brazilian most valuable food brand according to Kantar - Brand Z 2020 and holds a leading position in the market. Perdigão leads core volumetric occasions in the Brazilian food market, including in the processed food segment. Chester is a Perdigão line well-known for its Christmas products.

We sell spreads under the Qualy, Deline and Claybom brands. We maintain our leading market position with Qualy by pioneering the margarine market for the last 30 years with consumer centric innovations and progressive positioning that generates consumer connection. In the past decade, we have introduced the first aerated margarine in Brazil, improved the Qualy Cremosa by adding a proprietary mix of vitamins and minerals to our products (Q-Mix), we launched the first zero lactose margarine in the Brazilian market, Qualy Vita, a margarine enriched with Omega 6 and vitamins A, D and E, among others.

In 2019, we introduced a new positioning concept for our Sadia brand based on consumer perception of quality, superiority and transparency. Sadia is the preferred protein brand in the Brazilian food market according to Kantar Insights – Brand Equity Tracking 2021. Sadia and Perdigão, together, hold 42.8% of the food market preference in Brazil. Qualy, Deline and Claybom together have more than 60% of the margarine market preference in Brazil, also according to Kantar Insights – Brand Equity Tracking 2021. Our brands are also amongst the consumers most chosen FMCG brands, Perdigão holds the 4th most preferred position (1st in protein brands), Sadia 9th and Qualy 13th according to Kantar Brand Footprint 2021.

The pandemic has brought about important changes to our customer’s routines, which have required significant shifts in our brand strategy. Among them, we highlight the development of a website designed as a recipe hub, which registered 42.8 million online visits in 2021, and which featured more than 1,200 different recipes for our customers who needed to migrate from eating out to preparing home cooked meals. In addition, the visibility of our brands significantly increased on our commercial partners’ e-commerce platforms as well as on delivery platforms through partnerships. The number of interactions on social networks in 2021 significantly increased, by 25.5%, compared to the same period in 2020. Even with such substantial growth, we maintained generally positive feedback on these initiatives, with an average NPS of 8.63. We have made important improvements in actively listening to our customers through several consumer and market insight initiatives.

In 2021, Sadia launched new products to enhance occasions for culinary indulgence, Coxinhas das Asas (Breaded Buffalo wings) and Burritos, expanded the plant based line Sadia Veg&Tal, including ready to consume hamburgers and meat like chicken, the first zero carbon of the segment. A new clean label line was also introduced in 2021, Sadia Livre&Lev which is composed by ready to consume portioned frozen meals, frozen wraps and ham made with less ingredients. To help consumers in their daily routine, Sadia continued to improve its recipe platform in television and digital. The brand is also a new sponsor of the National Basketball Association, or NBA.

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In 2021, Perdigão had a robust always-on brand strategy, both online and offline. The brand started the year with a strong campaign for Mortadela Ouro, celebrating the City of São Paulo’s birthday with Sampadoca activation. The brand also announced its new ambassador, Ivete Sangalo, a famous and prize-winning Brazilian singer, launching the new 360 core campaign, entitled “o Sabor de Perdigão tem Poder”. Finally, Perdigão launched two new lasagna flavors with Chester brand specially developed for Christmas time. Chester communication campaign is celebrating “generosity day”, highlighting the six years of partnership for donations with MESA SESC BRASIL.

Late in 2020, Qualy expanded its portfolio to include new spreads categories by adding Butter and Requeijão (Brazilian cream cheese) and entering in the frozen snacks category with the launch of Qualy buttery ‘Pães de queijo’ line (cheese bread balls). Through our technical knowledge combined with a deep understanding of consumers’ preferences, we seek to maintain our leading market positions. Besides the portfolio expansion, Qualy has also embraced the sustainability pillar. First by reinforcing the reuse of margarine package with the launch of more attractive and resistant collectible versions of containers and recently has committed to the recycling of 100% of the Polypropylene material used in its packs. This is viable due to partnership with ‘eureciclo’ and the process is certified by an independent audit firm. The brand is also supporting homemade pastries and cakes entrepreneurs by offering and online platform that offers training, professional techniques and business management skills for free, called “Tudo de Bolo”.

Claybom was relaunched in 2020 with modern looks and portfolio extension by launching a butter-flavored margarine. Deline is our local margarine brand exclusive for North and Northeast regions, developed to deliver local flavors and specificities of the regions culture.

Miss Daisy is our frozen dessert product line. We have produced and sold Miss Daisy deserts since 1999. We offer a wide variety of sweetie pies under the Miss Daisy brand, including chocolate mousse pie, lemon pie, chocolate and vanilla pie, chocolate shavings pie, and Dutch pie. In addition, Miss Daisy develops specific products for Christmas as limited edition: dulce de leche mousse frozen pie with caramelized nuts, and two new hot pie desserts: hazelnut cream and guava paste with cream cheese.

Regulation

MAPA, which is the principal governmental authority overseeing our business, is responsible for the regulation and inspection of activities related to animal health, technical components (including labeling) and quality criteria related to the production of animal food products in all industrial units in Brazil. MAPA also oversees our activities through the Department of Agriculture Defense (Secretaria de Defesa Agropecuária) and the Department of Inspection of Animal Products (Departamento de Inspeção de Produtos Animais).

The inspection activity is performed by placing teams from SIF/MAPA in our facilities. Their scope of work includes all stages of the production process (including receipt of raw materials, production, labeling and storage) and they can identify noncompliance with applicable rules, with penalties ranging from a warning to permanent suspension of business activities.

We are also subject to oversight from a number of other international and Brazilian governmental authorities at the federal, state and municipal levels, which include multiple environmental agencies and the National Agency for Sanitary Surveillance (Agência Nacional de Vigilância Sanitária, or “ANVISA”), which is responsible for supervising, among other matters, the food safety of products sold across Brazil.

Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

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Entities	Country	Main Activity	Interest in Equity as of September 30, 2021

BRF GmbH	Austria	Holding	100.00%
BRF Global GmbH	Austria	Holding and Trading	100.00%
One Foods Holdings Ltd.	UAE	Holding	100.00%
Badi Ltd.	UAE	Holding	100.00%
Al-Wafi Al-Takamol International for Foods Products	Saudi Arabia	Import and commercialization of products	100.00%
BRF Al Yasra Food K.S.C.C. ("BRF AFC")	Kuwait	Import, commercialization and distribution of products	100.00%
BRF Foods GmbH	Austria	Industrialization, import and commercialization of products	100.00%
Al Khan Foodstuff LLC ("AKF")	Oman	Import, commercialization and distribution of products	70.00%
TBQ Foods GmbH	Austria	Holding	60.00%
Banvit Bandirma Vitaminli	Turkey	Import, industrialization and commercialization of products	91.71%
Federal Foods LLC	UAE	Import, commercialization and distribution of products	49.00%
Federal Foods Qatar	Qatar	Import, commercialization and distribution of products	49.00%

The chart below shows our simplified corporate structure.

For a complete list of all of our direct and indirect subsidiaries, see note 1.1 to our consolidated financial statements and note 1.1 to our unaudited condensed consolidated interim financial information.

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Property, Plant and Equipment

Production

Our activities are organized into two regions: Brazil and International (consisting of the Middle East, North Africa, Malaysia, Africa, Asia, Europe, Eurasia and the Americas).

In Brazil, as of December 31, 2021, we operated 35 meat processing plants, three margarine processing plants, three pasta processing plants, three soybean crushing plants, three feed meal plants and one dessert processing plant, all of which are located near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 27 distribution centers, five of which are owned by us and 22 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international market, as of December 31, 2021 we operated six industrial facilities for meat processing. Additionally, we operated 18 distribution centers located in Asia, the Southern Cone, and the Middle East as well as commercial offices on four continents.

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Meat Products:
Buriti Alegre**	Goiás	Poultry slaughtering
Campos Novos	Santa Catarina	Pork slaughtering and animal feed
Capinzal	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí**/****	Paraná	Poultry slaughtering, animal feed and hatchery
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Dois Vizinhos**	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatchery
Duque de Caxias	Rio de Janeiro	Industrialized products processing
Francisco Beltrão**	Paraná	Poultry slaughtering, animal feed and hatcheries
Garibaldi**	Rio Grande Sul	Poultry slaughtering
Herval D'Oeste	Santa Catarina	Pork slaughtering, industrialized products and hatchery.
Jataí**	Goiás	Poultry slaughtering, animal feed and hatchery
Jundiaí	São Paulo	Industrialized products processing
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lucas de Rio Verde*****	Mato Grosso	Pork and poultry slaughtering, industrialized products processing
Marau	Rio Grande Sul	Pork and poultry slaughtering, industrialized products, animal feed and hatcheries
Mineiros***/****	Goiás	Poultry and special poultry (Chester®) slaughtering and processing
Nova Marilândia*	Mato Grosso	Poultry slaughtering
Nova Mutum**	Mato Grosso	Poultry slaughtering, animal feed and hatchery
Paranaguá	Paraná	Industrialized products processing
Ponta Grossa	Paraná	Industrialized products processing
Ribeirão da Neves	Minas Gerais	Industrialized products processing
Rio Verde****	Goiás	Pork and poultry slaughtering, industrialized products processing
Serafina Corrêa	Rio Grande Sul	Poultry slaughtering
Seropédica	Rio de Janeiro	Sausage Factory
Tatuí	São Paulo	Industrialized products processing
Toledo	Paraná	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Uberlândia**	Minas Gerais	Poultry and pork slaughtering, industrialized products processing and hatcheries

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Videira	Santa Catarina	Poultry slaughtering, industrialized products, animal feed and hatcheries.
Vitória de Santo Antão	Pernambuco	Industrialized products processing

Soybean and Margarine Products:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitoria de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos**	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing
Soybean and Margarine Products:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitoria de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos**	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing
Pet Food/Feed Meal:
Bastos	São Paulo	Feed meal / pet food (Mogiana)
Campinas	São Paulo	Feed meal / pet food (Mogiana)
Ivoti	Rio Grande do Sul	Feed meal / pet food (Hercosul)

*  Production facilities owned and operated by third-party producers who produce according to our specifications.

**	Operates in accordance with the Halal requirements.
***	The activities of the Mineiros plant were suspended by the MAPA on March 17, 2017 in connection with the Carne Fraca Operation. The plant resumed operations on April 11, 2017. For more details, see “Legal Proceedings—Carne Fraca Operation.”
****	Exports of the Rio Verde and Mineiros plants were suspended by MAPA on March 5, 2018 in connection with Trapaça Operation. For more details, see “Legal Proceedings— Trapaça Operation”. In 2020, Rio Verde plant was withdrawn from the suspension list and started to export again in April 2021.

***** Exports of pork meat from the Lucas do Rio Verde-MT plant to China have been suspended by the General Administration of Customs of the People's Republic of China.

Part of our real estate assets are subject to liens incurred in connection with financing agreements, payment of taxes and lawsuits, as described in note 13 to our consolidated financial statements.

Distribution Centers

We operate 27 distribution centers throughout Brazil, as set forth in the table below.

Location	State	Owned or Leased
Aparecida de Goiânia	Goiás	Leased
Belém	Pará	Leased
Belford Roxo	Rio de Janeiro	Leased
Biguaçu	Santa Catarina	Leased
Campinas	São Paulo	Leased
Cuiabá	Mato Grosso	Leased
Duque de Caxias	Rio de Janeiro	Leased
Embu	São Paulo	Leased
Exportação Ponta Grossa	Paraná	Owned

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Fortaleza	Ceará	Leased
Itajaí	Santa Catarina	Leased
Itapevi	São Paulo	Leased
Jundiaí	São Paulo	Owned
Londrina	Paraná	Leased
Manaus	Amazonas	Leased
Marau	Rio Grande do Sul	Owned
Maringa	Paraná	Leased
Nova Santa Rita	Rio Grande do Sul	Leased
Paranagua	Paraná	Leased
Ribeirão das Neves	Minas Gerais	Leased
Rio Verde	Goiás	Owned
Salvador	Bahia	Leased
São José dos Pinhais	Paraná	Leased
Uberlândia	Minas Gerais
Viana	Espírito Santo
Videira	Santa Catarina
Vitória de Santo Antão	Pernambuco	Leased

Environment

Our activities are subject to strict environmental laws and regulations at the municipal, state and federal levels, which regulate aspects related to water, effluents, solid waste, atmospheric emissions, noise and smells. Our operations are also subject to environmental licensing procedures at the federal, state or municipal levels.

Failure to comply with the environmental laws and regulations can result in civil and criminal penalties against the offender, in addition to indemnification payments for environmental damages. Civil penalties may include fines, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines, temporary loss of rights and prison (for individual offenders) and liquidation, temporary loss of rights, fines and community service (for legal entities). Fines for operating without a license vary from state to state in accordance with the environmental damages caused. Furthermore, under Brazil’s environmental legislation, the corporate form of a company will be disregarded if necessary, to guarantee the payment of costs related to environmental damages.

In our Sustainability Policy, our Health, Safety and Environmental Policy (SSMA Policy) and the Sustainability Pillar of the BRF Operational Excellence System (“SEO”), we established guidelines for environmental management based on national and international references. These instruments seek to ensure that our activities and growth are carried out in accordance with applicable environmental regulations. We have established a set of standards to be used in our environmental management. The monitoring of implementation of these standards is undertaken through technical indicators, such as the Environmental Sustainability Index (ISA) applied to agricultural and industrial plants, with targets that are established on an annual basis. Corrective actions are established to resolve deviations that have been found. An assessment is carried out to make sure that the environmental management system is being observed.

In 2021, we maintained four plants with ISO 14001 certification, all of which are located in Brazil. These plants were audited by regulatory bodies and undergo regular recertification.

Environmental management is part of our daily operations. Our internal controls are built to improve sustainability in our operations. We also develop projects and take part in initiatives to monitor and control environmental matters, and we focus on developing alternative technologies for the generation and use of sustainable energy and the sustainable use of water. The diversification of the energy matrix through the inclusion of clean energy sources, such as solar and wind, is among our most relevant initiatives to mitigate the possible negative impact of climate change on energy availability. Additionally, we analyzed the water vulnerability of our industrial plants by applying two complementary analytical approaches: an internal operational analysis, related to the operations, and an environmental, external analysis, linking the characteristics of the hydrographic basin where the plant is located to the multiple uses of water in the region. Ultimately, the indicators from these approaches are integrated, allowing us to quantitatively review the plant’s water vulnerability.

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In 2021, BRF announced the commitment to be Net Zero in greenhouse gas (GHG) emissions by 2040, both in its operations and in its chain. Actions will be implemented to reduce, by 2030, emissions generated by the Company's operations (Scope 1 & 2) and indirect emissions in the chain (Scope 3), in addition to neutralizing residual emissions by 2040. With the advancement of this journey, BRF joined Science Based Targets (SBTi), a global initiative that provides guidelines for setting science-based targets.

The Company identified a set of initiatives on four priority fronts in the value chain, which include the Sustainable Purchase of Grains, promotion of Low-Carbon Agriculture, increased use of Renewable Energy and increased Operational Efficiency.

We use our partnerships with integrated producers to leverage standards in our activities and those of our suppliers. We provide technical support and guidance to help our integrated producers to properly address environmental issues. Additionally, we have structured a program with our integrated producers to collect animal health waste.

We have professional environmental technicians and have trained them in the main aspects of environmental regulations. Our plants are built in line with the applicable environmental regulations. Our environmental structure is composed of experts, engineers and environmental analysts to assist with the implementation and monitoring of legal requirements and internal guidelines. We also have the support of our environmental legal department for legal assistance.

Despite our efforts to comply with the legislation and the environmental regulations, we have occasionally been required to sign environmental agreements with the Brazilian federal and local government related to the non-compliance with environmental licensing requirements. We are required under these agreements to, among other things, address the environmental infraction and remediate any environmental damage. If we do not comply with these obligations, we will be subject to the payment of fines accrued on a daily basis. See “Legal Proceedings—Civil, Commercial and Other Proceedings” for additional information.

Health and Safety

We are committed to the safety of our facilities. All of our employees and contractors in Brazil and abroad must follow our safety protocols. In addition, we have hired a consulting firm to assist with further strengthening our health and safety structure, including with respect to ammonia cooling systems, fire prevention and other health and safety improvements. Our health and safety policies aim to reduce lost time and non-lost time accidents, occupational illnesses and material loss incidents. Between 2019 and 2020, we began to create the framework for and implemented the Health and Safety Pillars applicable to our employees and third-party personnel. These pillars are part of the BRF Operational Excellence System. In this way, we continue reducing the accident frequency rate, calculated based on the Occupational Safety and Health Administration (“OSHA”) requirements, by 56% in three years (2020 to 2023), which we believe demonstrates our commitment to safety.

Insurance Coverage

We purchase insurance to cover our plant assets, equipment and inventory. Our insurance coverage includes comprehensive general liability insurance coverage for operations, executives and employer’s liability, products liability and other claims in connection with the manufacture, production, distribution and sale of our products. We consider the amounts of our insurance coverage to be typical for a company of our size and adequate to meet the foreseeable risks associated with our operations.

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The information below supplements the information set forth under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” in our 2020 Form 20-F, and should be read in conjunction with our 2020 Form 20-F.

Major Shareholders

Our capital stock is comprised of common shares. As of January 14, 2022, we had outstanding 812,473,246 common shares, or 99.38% of our total common shares (excluding 5,053,554 common shares held in treasury), of which 154,126,518, or 18.97%, correspond to ADRs. As of January 14, 2022, we had approximately 65,043 shareholders, including approximately 179 registered U.S. resident holders of our common shares (including The Bank of New York Mellon, as depositary).

The following table sets forth certain information as of January 14, 2022 (except to the extent disclosed below), with respect to: (i) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares); and (ii) certain other shareholders who disclose their share ownership in Brazil.

Major Shareholders	Quantity	%
Marfrig Global Foods S.A.(1)	269,734,803	33.20
Fundação Petrobras de Seguridade Social – PETROS(2)	56,947,828	7.01
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI(2)	49,792,952	6.13
Kapitalo Investimentos Ltda.	43,354,053	5.34

(1)	Based on a statement on Amendment No. 2 to Schedule 13D, filed on October 25, 2021, by Marfrig Global Foods S.A., the date of the last available Schedule 13D filed by such person with the SEC. Includes 78,263,625 ADRs, representing 9.63% of our common shares, held by Marfrig Overseas. The address for Marfrig Global Foods S.A. is Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301, Vila Hamburguesa, São Paulo, SP, 05319-000, Brazil.
(2)	These pension funds are controlled by participating employees of the respective companies.

Our major shareholders do not have differing voting rights.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019, except as described below.

•	On February 12, 2019, Standard Life Aberdeen plc. filed a Schedule 13G/A reporting beneficial ownership of 39,027,817 common shares or ADRs, representing approximately 4.8% of our share capital.
•	On May 31, 2019, GIC Private Limited informed us that its aggregate shareholding position had reached 40,776,747 common shares or other securities and derivatives referred in such shares, representing approximately 5.02% of our share capital as of May 31, 2019.
•	On August 14, 2019, GIC Private Limited informed us that its aggregate shareholding position had reached 40,408,499 common shares or other securities and derivatives referred in such shares, representing approximately 4.97% of our share capital as of August 12, 2019.
•	On August 29, 2019, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI informed us that its aggregate shareholding position had reached 81,121,752 common shares or other securities and derivatives referred in such shares, representing approximately 9.4% of our share capital as of August 28, 2019.
•	On September 10, 2020, Kapitalo Investimentos Ltda., on behalf of some of its clients and as their investment fund manager, informed us that it had acquired our common shares, and that, on September 10, 2020, their interests in us reached, on an aggregated basis, 40,760,522 common shares and ADSs, representative of common shares, corresponding to approximately 5.02% of our share capital.

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•	On December 23, 2020, Kapitalo Investimentos Ltda., on behalf of some of its clients and as their investment fund manager, informed us that it had sold our common shares, and that, on December 22, 2020, their interests in us reached, on an aggregated basis, 40,126,298 common shares and ADSs, corresponding to approximately 4.94% of our share capital.
•	On January 22, 2021, Kapitalo Investimentos Ltda., on behalf of some of its clients and as their investment fund manager, informed us that it had acquired our common shares, and that, on January 21, 2021, their interests in us reached, on an aggregated basis, 40,784,398 common shares and ADSs, representative of common shares, corresponding to approximately 5.02% of our share capital.
•	On January 27, 2021, Fundação Petrobras de Seguridade Social (Petros) informed us that it had sold our common shares, and that, on January 27, 2021, its interests in us reached 80,447,828 common shares and ADSs, representative of common shares, corresponding to approximately 9.90% of our share capital.
•	On May 25, 2021, JPMorgan Chase & Co. informed us that its aggregate shareholding position had reached 58,109,075 common shares or other securities and derivatives referred in such shares, representing approximately 7.15% of our share capital as of May 20, 2021.
•	Between May and June 2021, Marfrig and its affiliates acquired the beneficial ownership of a significant percentage of our common shares and ADSs. Pursuant to the Schedule 13D filed by Marfrig with the SEC on October 25, 2021, Marfrig beneficially owned in the aggregate 269,734,803 of our common shares, representing 33.2% of our outstanding common shares, which included 78,263,625 ADSs, representing 9.6% of the outstanding common shares.

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The information below supplements the information set forth under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” in our 2020 Form 20-F, and should be read in conjunction with our 2020 Form 20-F.

Legal Proceedings

We are involved in certain legal proceedings arising from the regular course of business, which include civil, commercial, administrative, regulatory, environmental, tax, social insurance and labor lawsuits.

We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for probable losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice and statistical models. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions, if any. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an adverse impact on our cash flow if we are required to pay those amounts. See “Risk Factors—Risks Relating to Our Business and Industry—Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.”

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of September 30, 2021, our provision for such tax proceedings is R$427,886 thousand, compared to R$427,302 thousand as of December 31, 2020.

The tax contingencies classified as probable losses involve the following main legal proceedings:

ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording or use of amounts paid for ICMS taxes, mainly related to the maintenance of credits on acquisition of products which subsequent exit is made with a calculation reduction (staple basket products), materials for use and consumption, property and equipment, electricity, disallowance of presumed credit, tax substitution, isolated fines, differential rate of tempered products and others. The provisioned amount is R$106,190 thousand as of September 30, 2021 (R$248,560 thousand as of December 31, 2020).

PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other taxes, in the amount of R$142,240 thousand as of September 30, 2021 (R$149,945 thousand as of December 31, 2020).

Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (INCRA, FUNRURAL, SESI/SENAI/SEBRAE), debts included in a refinancing program (REFIS) with deposits that await consolidation and conversion into payment, in addition to debts arising from divergence in accessory obligations, import tax, IOF, industrialized products tax and others. The provisioned amount is R$179,456 thousand as of September 30, 2021 (R$75,360 thousand as of December 31, 2020).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss is classified as “possible” is R$13,187,530 thousand as of September 30, 2021 (R$12,536,528 thousand as of December 31, 2020).

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

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PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS credits arising from a divergence in the definition of inputs in the non-cumulative tax system and their use as important and essential products in our industry. We are also involved in proceedings concerning PIS and COFINS that discuss (i) tax revenues for purposes of ICMS credits as a tax benefit, (ii) liabilities relating to the tax classification of seasoned meats, (iii) Decrees-Law Nos. 2,445/88 and 2,449/88, which were considered unconstitutional by the Federal Supreme Court as they established different basis and rates of calculation, as well as determined different timing for payment (semi-annual), among others. Such proceedings amount to R$6,196,417 thousand as of September 30, 2021 (R$5,549,431 thousand as of December 31, 2020).

ICMS: We are involved in a number of disputes relating to the ICMS tax, including: (i) the alleged improper granting of ICMS tax credits generated by states of origin (known as the guerra fiscal dispute) in a total amount of R$259,736 thousand as of September 30, 2021 (R$416,238 thousand as of December 31, 2020). The decrease in this amount occurred with the publication of Convênio Confaz 190/17 and LC 160/17, which validated the tax benefits and allowed the remission of these credits; (ii) the absence of evidence to prove the balances of exports in the amount of R$81,934 thousand as of September 30, 2021 (R$265,590 thousand as of December 31, 2020); (iii) tax assessment notices from the State of Rio de Janeiro, received on October 1, 2019 and February 11, 2020, referring to the period from 2014 to 2018, due to alleged non-compliance with the Term of Agreement (TARE), which provided for a tax benefit in the State of Rio de Janeiro, in the amount of R$560,776 thousand on September 30, 2021 (R$550,367 thousand on December 31, 2020); (iv) ACP/MP/RJ due to the use of tax benefits, in the amount of R$246,134 thousand on September 30, 2021 (R$239,845 thousand on December 31, 2020); (v) ICMS tax assessment notice from the State of Goiás referring to the exclusion of the credit from the PROTEGE calculation base, in the amount of R$205,157 thousand on September 30, 2021 (R$105,866 thousand on December 31, 2020) and (vi) R$2,289,228 thousand on September 30, 2021 (R$2,228,462 thousand on December 31, 2020) related to other tax lawsuits regarding ICMS.

Profits earned abroad: We were assessed by the Brazilian Federal Revenue (Receita Federal do Brasil) for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad. The total amount is R$632,719 thousand as of September 30, 2021 (R$629,341 thousand as of December 31, 2020). We have presented our defense based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation. The Superior Administrative Court (CSRF) issued a final decision unfavorable to us, the tax enforcement has started and we have offered a guarantee.

Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. In addition, on February 5, 2015, we received a tax assessment notice related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30% from when we incorporated one of the group’s entities during calendar year 2012. The Superior Administrative Court (CSRF) issued a final decision unfavorable to us, the tax enforcement has started and we have offered a guarantee. The income tax and social contribution disputes total R$1,369,103 thousand as of September 30, 2021 (R$1,249,062 thousand as of December 31, 2020).

IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados), or IPI, generated from purchases of goods not taxed or intermediate products. The amount involved in such proceedings was R$186,402 thousand as of September 30, 2021 (R$209,314 thousand as of December 31, 2020).

Social security charges: We are involved in disputes related to social security charges on payroll compensation, our profit-sharing plan, additional payments of GILRAT to finance employee’s special retirement, SAT/RAT as well as joint responsibility claims in connection with the acquisition of GALE. We also have disputes involving civil construction service providers and others in the aggregate amount of R$401,013 thousand as of September 30, 2021 (R$418,957 thousand as of December 31, 2020).

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Other contingencies: We are involved in other tax contingencies involving a variety of matters, including cases related to the requirement of a 50% fine over the amount of PIS/COFINS and IRPJ compensation not ratified but pending final judgment before the compensation proceedings, the tax basis for calculating social contribution on net income, tax assessment notice referring to taxes on services, drawback evidence, IPTU, import tax, IOF as well as an isolated fine resulting from alleged inaccuracies in EFD (accessory obligation) totaling R$758,910 thousand as of September 30, 2021 (R$674,055 thousand as of December 31, 2020).

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Exclusion of VAT (ICMS) from PIS and COFINS Tax Base

On March 15, 2017, the Federal Supreme Court decided in the judgment of the Extraordinary Appeal, or RE, No. 574.706/PR, brought by the Import, Export and Oil Industry, or IMCOPA, that the amount of ICMS levied on the sale of products or services should not be included in the taxable basis of PIS/COFINS. In October 2020, December 2020 and July 2021, the Federal Supreme Court issued final decisions in favor of Eleva Alimentos S.A. (a former subsidiary of ours merged into us), Batavia (a former subsidiary of ours merged into us) and UP! Alimentos Ltda. (an entity that is no longer operational and jointly controlled by us), respectively, related to the exclusion of ICMS from the PIS/COFINS tax base. The effects of these proceedings are disclosed in note 9.2 to our consolidated financial statements and note 9.1 to our unaudited condensed consolidated interim financial information.

Interests on Late Tax Refund

On September 24, 2021, the Brazilian Federal Supreme Court (STF) ruled that interest received by a taxpayer on a late tax refund from the National Treasury should not be included in the calculation basis of the corporate income tax (IRPJ) or the social contribution on net profit (CSLL) – Theme 962. The interest was calculated based on the Brazilian federal funds rate (or SELIC rate). Also, BRF held the final decision in her own case, to exclude from its corporate tax income over the past years payments over any type of interests – not only SELIC. According to the decisions these interests received cannot be consider as a result in capital or asset increase, but only redress for the damages and losses suffered for the late tax refund. Given that this is a final decision, we began the work to determine the amount to which we are entitled.

FAP Rate of 2015

On March 3, 2021, BRF obtained a final court decision granting the right to recalculate the “FAP rate of 2015” for each existing business establishment, as well as the payback arising from the overpayment of the social security contribution that has occurred due to the centralized calculation. Given that this is a final decision, we began the work to determine the amount to which we are entitled.

Labor Proceedings

As of September 30, 2021, we are involved in 11,781 labor claims ongoing in the total amount of R$1,077,024 thousand (which amount includes risks deemed “remote,” “possible” and “probable”), compared to R$957.3 million as of December 31, 2020. These cases are mainly related to overtime, work in hazardous conditions, rest breaks, set forth in article 253 of the Labor Code (Consolidation of Labor Laws), illnesses allegedly contracted at work and work accidents. Labor claims are being processed mainly at the Brazilian lower court level and our provisions for “probable” losses from these labor claims are recorded in the amount R$617,042 thousand on September 30, 2021, compared to R$634,706 thousand on December 31, 2020. These provisions were recorded based on our past historical payments, and the opinions of our legal counsel.

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Included in these proceedings is a series of judicial proceedings filed by the Office of the Public Labor Prosecutors or workers unions related to overtime, mandatory rest breaks and other labor-related issues. Of the 78 cases pending, some have no assigned value and the largest has a value of approximately R$57,206 thousand, which is included in the total amounts disclosed above as of September 30, 2021.

Civil, Commercial and Other Proceedings

As of September 30, 2021, we are defendants in 4,244 civil, commercial and other proceedings (administrative, environment, regulatory and other matters) amounting to total claims of R$3.3 billion (such amount includes risks deemed “remote,” “possible” and “probable”). We were defendants in several civil, commercial and other proceedings related to, among other things, alleged breach of contracts, alleged breach of civil and commercial law, traffic and other accidents, consumer claims and alleged infringement of environmental and regulatory standards. We have recorded provisions for probable losses in the amount of R$411,289 thousand in connection with our pending civil, commercial and other proceedings as of September 30, 2021 (R$343,530 thousand as of December 31, 2020). We recorded these provisions based on our historical payments and on the opinions of our legal counsel.

The most significant of these civil, commercial and other proceedings are described below. We are involved, or may become involved, in other legal proceedings from time to time and the amounts involved in certain of those other proceedings could be substantial.

On May 18, 2001, a declaratory action together with a condemnatory request was filed by Texaco do Brasil S/A Produtos de Petróleo (currently Ipiranga Produtos de Petróleo S/A), where the plaintiff claimed that we (previously Perdigao S/A) did not comply with the three contracts executed by the parties (the Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales, the Share Purchase and Sale Contract and Resale Promise and the Private Instrument of Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales). Such contracts were related to the structuring and acquisition of common and preferred shares of Perdigão Amazônia S.A, whose project would be financed by Texaco via tax incentives. The case ended with an unfavorable lower court decision against us, and an order to indemnify Ipiranga for the damages related to the project. The São Paulo Court of Appeals reversed the trial court’s judgment only to establish different criteria of liquidation of damages. In June 2009, Ipiranga started the liquidation stage, and an accounting expert was initially named to analyze the parameters set forth in the final judgment. However, considering there were unaccounted items to be calculated by the expert, the forensic accountant informed of his inability to perform these tasks. Afterwards, an engineering expert was indicated to proceed with the asset liquidation. The opinion of the court-appointed engineering has already been presented, but Ipiranga contested the results. The appeal filed by Ipiranga aimed at the revision of the expert report was partially granted by the Court, which determined the calculation review of some unaccounted items. We have filed an appeal to be submitted directly to the Superior Court of Justice in order to grant a special appeal requiring the maintenance of the expert report. We recorded a provision with respect to this dispute, which is based on the opinion of a valuation and accounting expert hired by us to calculate an estimate of the damages amount.

On October 6, 2004, a public civil action was filed by the Federal Public Prosecutor Office seeking moral and material damages resulting from the integrated production contracts executed with public resources of an agricultural fund. We ordered to pay an award with respect to the material damages, but this decision was suspended by the Court of Appeals. We filed an appeal to the Superior Court of Justice and, since September 8, 2015, the admissibility of such appeal has been pending. Based on the report of our outside counsel, we have not included any provision for this lawsuit regarding the material damages (the amount of which will be determined in a future procedure). On March 13, 2020, our appeal was dismissed and, on April 24, 2021, we filed a new appeal, which awaits judgment.

In 2008, 2012 and 2018, the Federal Public Prosecutor’s Office filed three public civil actions in order to obtain a judicial decision compelling BRF not to use overweight trucks on federal highways and sought indemnification for collective damage. The first two proceedings resulted, at first, in favorable decisions for us in the Court of Appeals and Superior Courts, with no provisions recorded. With respect to the 2012 public civil action, on September 3, 2019, however, the Superior Court of Justice, by a majority decision, granted the special appeal filed by the Federal Public Prosecutor’s Office and found that the public civil action had grounds and ordered (i) BRF to pay indemnification for collective damages in an amount to be determined; and (ii) BRF not to use overweight trucks on federal highways, subject to a penalty of R$20,000 (twenty thousand Brazilian reais) for each new infringement. BRF filed appeals against such decision, which were denied by the Superior Court of Justice and the Federal Supreme Court. The decision rendered by the Superior Court of Justice with respect to the 2012 public civil action against us became final and unappealable. As of the date hereof, the Federal Public Prosecutor’s Office has not initiated the proceeding to calculate the damages or possible penalties that BRF was ordered to pay. With respect to the public civil action filed in 2008, in March 2020, the Superior Court of Justice, by a majority decision, denied the appeal filed by the Federal Public Prosecutor’s Office to maintain the action as groundless. This decision also became final and unappealable. With respect to the public civil action filed in 2018, the first instance decision was favorable to us and we are currently awaiting a decision by the Court of Appeals on the appeal filed by the Federal Public Prosecutor’s Office.

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On August 20, 2008, the Federal Public Prosecutor’s Office filed a public civil action against us due to alleged damages to consumers related to the excess of water absorbed by the chicken products manufactured at Francisco Beltrão, State of Paraná and Dois Vizinhos, State of Paraná. The Federal Public Prosecutor’s Office requested that we individually indemnify all consumers who acquired products with any quality issues related to water in excess, that we pay collective damages and that we publicly disclose this problem via newspaper, radio and other means. On September 10, 2009, an unfavorable judgment was issued ordering us and the other defendants to: (i) indemnify consumers for the irregularity of the products; (ii) pay R$700 thousand as collective damages; and (iii) publicly disclose a message describing this matter via local media (newspaper, radio and other means). We, along with the other defendants, filed our respective appeals, which the Court of Appeal rejected in 2011. On January 30, 2012, we filed an appeal to the Superior Court. The case is currently awaiting judgment at the Superior Court. We recorded a provision with respect to this dispute based on the opinion of our legal advisers.

On January 28, 2009, Valore Participações e Empreendimentos Ltda. and Ama Participações e Empreendimentos filed an execution proceeding based on an extrajudicial title requesting the payment of the fifth and sixth installments (R$175 million, in total) of their industrial plant sales contract signed with us. On June 2018, the process was suspended by the lower court for producing evidence. On November 2021, the court ordered that it was not necessary to wait any longer, as the related evidence was already produced and the process was resumed. Following closing arguments, the final decision remains pending.

On September 21, 2011, the Association of the Villagers of Paraíba and Mudau River Ares filed an action seeking indemnification for moral and material damages due to the “Açude das Nações” dam rupture. The case is in the pre-trial phase and evidence is being produced. This action is still at its preliminary stages and we have classified the risk of loss as possible, with no provisions recorded. As of September 30, 2021, the amount at issue in the case is estimated to be R$186 million.

On December 7, 2011, we executed a consent agreement (“TAC”) with the Public Prosecutors’ Office of Rio Grande do Sul State. The objective is to fill the non-vegetated areas, provide adequate soil cover with native tree species and seek to minimize the effects of erosion near the facility located in Lajeado. Satisfaction of the TAC is in progress.

We had a leasing contract with WJ Produtos Alimentícios Ltda., or WJ, for an industrial plant, which was terminated by us. On April 11, 2012, WJ filed a lawsuit to require our compliance with the leasing contract and pay an early termination fine of R$3.7 million and material damages of up to R$5 million. The expert report indicated that the industrial plant was destroyed and calculated a loss value of R$28 million. The court decided in favor of WJ and ordered us to pay for the losses and damages caused by the early termination of the leasing contract, which are not limited to the R$28 million calculated by the expert since part of the alleged losses and damages still need to be estimated due to their nature. The court ruled that another expert assessment is necessary to determine the total loss value in the execution stage of the proceeding. We filed an appeal against such decision, which was rejected by the São Paulo State Court. The full content of the decision was not yet issued and another appeal may be filed at the appropriate time. The risk of loss in this proceeding has been classified as possible. The amount at issue in the case is currently estimated in R$84 million. Such amount does not consider the losses and damages that still need to be estimated in the execution stage, depending on the terms of the São Paulo State Court’s decision of the appeal filed by us and any other appeal that may be filed to the Superior Court of Justice.

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On October 10, 2013, a lawsuit for damages was filed by Attilio Fontana’s heiresses in order to require that we pay damages for the destruction or concealment of Sadia S.A.’s statutory books. Such books were not exhibited in the preliminary proceeding, which would have prevented the plaintiffs from discovering potentially illegal donations made by Mr. Fontana to his other heirs and their other siblings. On December 12, 2018, the case was dismissed on the grounds that the lack of the statutory books did not cause any harm to the plaintiffs since they could investigate the existence of any potential illegal donations through other statutory documents that were available to them. The plaintiffs filed an appeal to the Court of Appeals and we subsequently filed our response. The plaintiffs’ appeal was dismissed. The plaintiffs filed an appeal to the Superior Court of Justice and to the Federal Supreme Court. At first, the Superior Court of Justice promptly denied the special appeal judgment due to lack of legal requirements. However, after the plaintiffs filed a new appeal, on November 9, 2021, the Superior Court of Justice decided to submit the special appeal for judgment. Since the plaintiffs’ claims were dismissed by the trial court judge and the Court of Appeals, and plaintiffs’ special appeal is pending with the Superior Court of Justice, we have classified the risk of loss as remote, with no provisions recorded.

In recent years, we have been sued by ex-carriers seeking indemnification for the absence of previous payment for road toll fees, as established under Brazilian federal law. We currently have ten ongoing cases related to this matter: six cases have initially resulted in unfavorable decisions for us (one of such cases is being processed before the Court of Small Claims) and four cases are pending decisions. For all ten cases, we recorded a provision with respect to the disputes based on the opinion of our legal advisers.

On October 17, 2013, Mr. Marcus Macedo Cazarré filed an indemnification action as a result of our alleged exploitation of his Patent MU 8300298-7 in the biodigesters used in farms. Mr. Cazarré requested damages of over R$300.0 million. An expert report favorable to us was issued, which indicated that there was no violation of Mr. Cazarré’s patent. On September 22, 2017, the lower court judge dismissed the requests made by Mr. Cazarré. On December 1, 2017, Mr. Cazarré filed an appeal and we presented our counterarguments on February 2, 2018. On June 20, 2018, the Court of Appeals ruled and granted the appeal on the merits and, therefore, the trial decision was overturned. As a result, Mr. Cazarré’s requests were granted and we were ordered to pay material damages (in an amount to be calculated in the execution proceedings) and R$150,000 for moral damages. On February 20, 2019, we filed an appeal with the Court of Appeals to elevate the proceeding to the Superior Court of Justice, and on March 27, 2019, Mr. Cazarré responded to such appeal. On April 15, 2019, the Court of Appeals ruled dismissing our appeal. On May 13, 2019, we filed an appeal directly to the Superior Court of Justice and on June 29, 2019, Mr. Cazarré presented his defense. On July 11, 2019, the Court of Appeals reviewed its decision and admitted our appeal, determining that the proceeding’s records be sent to the Superior Court of Justice. Our appeal is pending before the court. On April 13, 2020, we filed a petition requesting the suspension of the lawsuit until the decision on the merits of the nullity action filed by us against Mr. Cazarré and Instituto Nacional de Propriedade Industrial-INPI (BPTO) before the Federal Court of Rio de Janeiro becomes final. On June 18, 2020, we filed a petition repeating the request for suspension and informing that BPTO had presented its opinion in the nullity action agreeing with our arguments for the nullity of Mr. Cazarré’s patent. On April 30, 2021, the court rendered a decision staying the infringement action for a year, due to the ongoing invalidity lawsuit. On November 17, 2021, BRF filed a new brief informing the court that a decision was published in the Official Gazette n. 2.652 dated November 3, 2021, in which the Brazilian PTO invalidated patent MU8300298-7 during the post-grant opposition procedure. Considering the patent in question is no longer valid, BRF requested the decision to be overruled in order to reject the Mr. Cazarre’s infringement pleads. Currently, BRF is awaiting a decision regarding its November 17 brief. We have classified the risk of loss as possible, with no provisions recorded for this case.

On April 24, 2014, we executed a TAC with the Public Prosecutors’ office of the State of Goiás because of irregularities in our treatment of soil resulting from approximately 300 tons of solid material, which did not have proper treatment in the facility located in Rio Verde. Fullfilment of the TAC’s obligations is in progress.

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On March 24, 2014, we executed a TAC with the Consumer Protection Agency of the Municipality of Rio de Janeiro, or Procon Carioca, due to problems with the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, we paid a fine of R$150,000 and undertook other obligations that have already been fulfilled by us. On October 23, 2014, the Consumer Protection Agency of the State of Rio de Janeiro, or Procon Estadual, filed a civil action against us related to a similar claim with respect to the distribution of skimmed milk. In May 2016, a judgment was issued recognizing that we had diligently taken all necessary actions to mitigate damages on this case, including executing a TAC on the matter. Nevertheless, the lower court determined that any consumers that manage to prove they suffered material losses as a result of the milk shall be reimbursed. The Procon Estadual appealed the decision and their appeal was dismissed, but they filed a Special Appeal which was granted, and we were ordered to pay R$100,000. On October 28, 2020, we paid R$216,069 related to the condemnation plus monetary remeasurement and penalty interest, as well as legal fees.

On October 23, 2015, Perdue Foods LLC, or Perdue, filed an enforcement lawsuit against us. Perdue sought an order for us to comply with the obligations undertaken in the Coexistence Agreement, as amended, entered into by both parties related to the trademarks of Perdue and our trademark Perdix. In the event that we do not comply with these obligations, Perdue also seeks the imposition of a daily fine, in the amount of R$50,000 for each day of delay. We have presented our defense in the case and the case is currently pending judgment in the lower court. In September 2021, we filed an appeal to the Court of Appeals against the decision which denied BRF's argument regarding the occurrence of the statute of limitations. On November 23, 2021, our appeal was dismissed. Since the enforcement lawsuit has no measurable economic value, no provisions have been recorded for these proceedings.

On August 20, 2015, a city councilor filed a popular action against us in connection with alleged irregularities identified on a competitive bid for the supply of school meal to the Municipality of São Paulo. We have filed our defense. On December 9, 2019, a court-appointed expert presented a technical report informing that there was no evidence of irregularity. The plaintiff and the Public Prosecutors’ Office of the State of São Paulo filed motions against the technical report and requesting that it be complemented. On September 11, 2020, due to a request from the Public Prosecutors’ Office of the State of São Paulo, the trial court judge determined the Health Surveillance Coordination, or COVISA/SP, to be notified in order to clarify whether there is any difference between the school meal (sausages) described in the bid procedure and the one regularly sold in supermarkets. On April 20, 2021, COVISA/SP filed its response confirming there were differences between the products. The plaintiff, BRF and the Public Prosecutor’s Office of the State of São Paulo then filed their opinion for the claim to be deemed groundless. All parties filed their closing arguments, and the case is awaiting trial since then. We have classified the risk of loss as possible, with no provisions recorded.

On September 18, 2015, we executed a TAC with the Public Prosecutors’ Office of Rio de Janeiro State, in order to restore an environmental license of our facility located in Duque de Caxias. Fullfilment of the TAC’s obligations is in progress.

On December 14, 2015, the Public Prosecutors’ Office of the State of Pernambuco filed a public civil action against us in connection with alleged irregularities identified on dairy products sold by us. On March 19, 2019, the plaintiff’s claims were partially granted and we were ordered to: (i) pay collective damages in the amount of R$1 million; (ii) under the penalty of payment of a R$5 million fine for each instance of non-compliance, (a) recall the batches of sausages that presented risk to consumers’ health and (b) provide a public notice regarding such recall on our website and social media; (iii) publish the trial court decision in a newspaper of general circulation in the city of Recife, under the penalty of a R$1 thousand daily-fine for non-compliance; and (iv) pay 50% of the court fees. On April 23, 2019, we filed an appeal to the Pernambuco Court of Appeals. On June 12, 2019, the court granted an interim relief to stay the trial’s court decision. The appeal is still pending a decision on its merits. We have classified the risk of loss as possible, with no provisions recorded.

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On March 14, 2016, a public civil action was filed by Abracon-Saúde – Associação Brasileira de Defesa dos Consumidores de Plano de Saúde, an association for health insurance customers, seeking to require us to insert the following warning on the package of its products: “CONTAINS GLUTEN – gluten is harmful to celiac patients” or another similar alert to demonstrate how gluten can be harmful to consumers. After we presented our defense, a judgment was issued on September 14, 2016 ordering us to include such information on the package of all of our products that contain gluten. We filed an appeal and on December 20, 2019, the Federal Regional Court (TRF3) ruled that the Superior Court of Justice is the competent authority to rule on this proceeding. No substantial provisions were deemed necessary for this proceeding.

On April 4, 2016, we executed a TAC with the Public Prosecutor Office of the State of Goiás in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the “Córrego Lageado” by the Jataí facility. Satisfaction of the TAC is in progress. On May 9, 2018, the Public Prosecutors’ Office of the State of Pernambuco filed a public civil action against us in connection with alleged irregularities identified in meat products (sausages) sold by us. We filed our defense on May 3, 2019. On February 15, 2019, the court rendered a decision granting the injunction requested by the Public Prosecutors’ Office to order us to, under the penalty of a R$5 million fine for each instance of non-compliance: (i) cease commercialization of sausages with irregularities; (ii) comply with the legislation on sausage manufacturing; (iii) cease using deteriorated or mislabeled ingredients in sausage manufacturing; (iv) recall the batches of sausages that present risk to consumers’ health; (v) provide a public notice regarding such recall on our website and social media. On April 24, 2019, we filed an interlocutory appeal with a request for an interim relief in order to stay the injunction. The court decided to evaluate the suspensive effects after Public Prosecutors’ Office of the State of Pernambuco filed its counterarguments. On May 5, 2019, we filed our defense. On September 13, 2021, The Public Prosecutors’ Office of State of Pernambuco has filed an opinion in favor of partially granting the interlocutory appeal to reduce the amount of the fine for non-compliance with the court order for R$5,000. The case is pending trial. We have classified the risk of loss as possible, with no provisions recorded.

We have also executed three more TACs with administrative authorities of the states of Rio Grande do Sul, Goiás, Rio de Janeiro and the municipality of Rio Verde, State of Goiás seting forth certain obligations involving reforestation of certain areas, proper disposal of solid waste, and regularizing an environmental license in one of our facilities.

We also have regulatory liabilities corresponding to 1,256 cases, for which the possibility of loss is classified as probable and we have recognized a provision of R$32,717 thousand as of September 30, 2021. The cases refer to MAPA fines and other administrative sanctions (especially the suspension of a plant’s activities for a period of some days), for alleged noncompliance with the sanitary legislation and, individually, they do not represent significant losses. These fines are a result of routine inspections of the quality processes by MAPA. The cases are addressed directly with MAPA, and when we do not successfully defend against these penalties, the payments are made to MAPA. Alternatively, we may initiate a legal proceeding against MAPA to attempt to nullify the penalties imposed.

On March 14, 2019, the Turkish Competition Authority, or the TCA, announced a decision regarding its investigation into Banvit and other producers for alleged anticompetitive practices in connection with chicken meat production in Turkey. The TCA imposed an administrative fine equivalent to R$22,507 thousand (TRY30,518 thousand, translated to reais at the exchange rate of R$0.7375 as of September 30, 2019) against Banvit. The decision was confirmed on September 17, 2019, reaffirming that the alleged anticompetitive practices took place before the acquisition of Banvit’s control by us. Banvit anticipated the payment of the fine to benefit from a 25% discount, under the terms of the Turkish law. We were substantially reimbursed for the fine paid and for certain associated costs based on the insurance policy and contractual provisions for indemnity for losses relating to the period prior to the acquisition of Banvit by us under the terms of the share purchase and sale agreement entered into with the former controlling shareholders of Banvit. Banvit continues to discuss judicially the imposition of the penalty.

On May 16, 2019, we executed the Commitment Term no. 009/2019 with the Rio Verde Municipal Secretariat for the Environment for the purpose of granting a deadline for us to fulfill our obligation contained in the Technical Opinion 340/2019 regarding the intervention in aerated lagoon. Fullfilment of the Commitment Term’s obligations is in progress.

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On March 27, 2020, we filed confidential arbitration proceedings against two energy generation companies and one energy trading company with Fundação Getúlio Vargas (FGV) Arbitration Chamber (Câmara de Mediação e Arbitragem da FGV). The proceedings involve two electric power purchase agreements, executed in 2007 and expiring in 2025, and the amount at issue in the case related to possible losses and damages will depend on the decision of the arbitral tribunal. The arbitration proceeding is currently pending. In the executory proceedings, all amounts (R$42 million) have been deposited and may be reimbursed in case the Arbitral Chamber rules in our favor. We have classified the risk as possible, with no provisions recorded.

In March 2017, an administrative proceeding was filed by the National Consumer Secretariat (SENACON – Ministério da Justiça) in order to ascertain whether there were violations of consumer law by us, in view of the findings by the MAPA, in 2017, regarding excess of water in frozen chicken carcasses. In May 2017, we presented our preliminary defense motion, and in December 2020, we presented our final brief in our defense. In January 2021, the Secretariat ruled against us, finding that we breached consumer law, and it imposed a fine of approximately R$5.3 million. On February 8, 2021, we filed an administrative appeal, which is still pending review. In July 2021, we filed a petition expressing interest to execute a Consent Decree (Termo de Ajustamento de Conduta – TAC), in which we commit to pay a certain amount, with no admission of guilt or liability in that proceeding. On September 30, 2021, we filed a non-binding draft of a Consent Decree, along with a judicial decision given by the Federal Regional Court in Goiás in our favor against MAPA. The Consent Decree is currently under review by SENACON, with its decision being subject to judicial review.

Pasteur Operation

Brazilian authorities are investigating Brazil’s dairy industry in the so-called “Pasteur Operation.” The Federal Police announced the operation on December 27, 2014 with the purpose of investigating improper payments and bribery to the MAPA auditors. One of such auditors and a former employee of BRF entered into plea bargains with the Brazilian authorities confirming that such improper payments were made between 2009 and 2013.

On November 29, 2019, the Chief of the Federal Police filed criminal charges against two public servants for supposedly requesting bribes and also against former employees of BRF and other individuals for allegedly seeking to bribe the Ministry’s public auditors from 2009 to 2013. We are not a party to such proceedings and investigations.

On January 19, 2020, the Federal Court of Lajeado in the State of Rio Grande do Sul transferred the case to the Federal Court of Caxias do Sul, also in the State of Rio Grande do Sul.

On May 3, 2021, the Federal Prosecution Office charged five former employees of the Company with the crimes of active and passive corruption and criminal association under the Brazilian Penal Code. The court has accepted the charges on July 2, 2021, with such employees presenting their plea of not guilty.

The analyses of the court of the plea presented by the defendants is still pending. This analyses should decide whether the case will continue or not. This investigation was related to the dairy industry, and the business unit was sold in 2015. We are monitoring the case.

Civil Inquiry - Public Prosecutor’s Office of the State of Rio de Janeiro (Tax Benefits involving dairy factory in Barra do Piraí, State of Rio de Janeiro)

The Public Prosecutor’s Office of the State of Rio de Janeiro opened a civil inquiry to investigate alleged acts by the government by means of which tax benefits would have been irregularly granted to us and another competing company, through irregular electoral donations. The investigation is being conducted by the Public Prosecutor’s Office of the State of Rio de Janeiro (Specialized Acting Group to Combat Tax Evasion and Illicit Acts against the Tax Order – GAESF).

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With respect to us, the inquiry is investigating the concession of tax benefits granted based on the future construction of a dairy factory by us in Barra do Piraí, in the State of Rio de Janeiro. The city government of Barra do Piraí assigned the land for the facility, but based on an internal decision, we chose to terminate the project although the tax benefit had already been granted. The land and initial construction by us, amounting to R$26 million, were returned in 2014 to the city government free of charge.

Since the inquiry is investigating the conduct relating to two competing companies, this legal proceeding and related documentation are confidential, and we do not have access to most of the documents. We are cooperating with and providing all requested clarifications to the authorities.

Confidential Proceeding in Connection with Civil Inquiry Described Above

In May 2020, the Rio de Janeiro State Prosecutor filed a lawsuit against us seeking (i) to freeze assets in the amount of R$235.6 million associated with alleged improper tax benefits obtained in Rio de Janeiro, (ii) additional payments of other amounts in tax benefits that had been received by us associated with the matter, if any, and (iii) that we be prohibited from receiving incentives, subsidies, grants, donations or loans from public agencies or entities and public financial institutions or those controlled by the government. Before we had a chance to present a defense, an injunction was granted by the trial court. A requirement to suspend the injunction was presented and granted in our favor by the Court of Appeals on July 10, 2020. The case is still at an early stage.

Police Inquiry - Superintendence of the Federal Police of Rio de Janeiro (dairy factory in Barra do Piraí, State of Rio de Janeiro)

On October 29, 2018, the Federal Police of Rio de Janeiro opened an investigation into possible illegal payments made by a third-party competitor of ours to the former governor of the State of Rio de Janeiro, Sérgio Cabral, and another person. On January 6, 2020, an excerpt from a report issued by the Specialized Acting Group to Combat Tax Evasion and Illicit Acts against the Tax Order – GAESF within the Public Prosecutor’s Office of the State of Rio de Janeiro became publicly available. Information in that document indicated that the inquiry is investigating benefits granted to the J&F Group, including a 400,000 m² land in Barra do Piraí, State of Rio de Janeiro, where a factory of VIGOR (a company of J&F Group) was built. The report also mentions how the land was previously granted to us and later transferred by the government to VIGOR. In this context, a notice was sent to us on December 23, 2019 seeking our clarification on how the land in Barra do Piraí, State of Rio de Janeiro was granted to us, returned to the city of Barra do Piraí, State of Rio de Janeiro and then transferred by the city government to VIGOR (a company of J&F Group). In our response, filed on February 27, 2020, we provided all the requested clarifications to the authorities, but this motion was not analyzed yet. In addition, Joesley Mendonca Batista (of the J&F Group) has already testified to the Federal Police of Rio de Janeiro and filed another motion providing for additional explanations about the investigated facts.

Carne Fraca Operation

Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation.” The investigation involves a number of companies in the Brazilian industry and, among other things, includes allegations relating to food safety, quality control and misconduct related to improper offers or promises made to government inspectors.

On March 17, 2017, we learned of a decision issued by the 14th Federal Court of Curitiba in the State of Paraná authorizing the search and seizure of information and documents from us, and the detention of certain individuals in the context of the Carne Fraca Operation. Two of our employees were detained (both of whom have been released) and three others were identified for questioning (of which only two were questioned).

In addition, our Mineiros plant was temporarily suspended by MAPA on March 17, 2017, so that MAPA could conduct an additional audit on its production process. After conducting an audit, MAPA authorized the Mineiros plant to resume operations as of April 8, 2017. The Mineiros plant reopened on April 10, 2017 and resumed its operations on April 11, 2017.

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On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed several charges against two of our employees (one of our regional manufacturing officers and one of our corporate affairs managers). One such employee was acquitted by lower courts of all charges on September 28, 2018, while the other employee was convicted on one charge. The Brazilian federal prosecutors and one of our former employees filed an appeal, which is pending judgment by the court.

On January 22, 2018, the Attorney General’s Office of the Third District of the State of Goiás filed a criminal complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation. The employee was charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. The complaint does not contain any allegations of corruption.

We informed certain regulators and governmental entities of the Carne Fraca Operation, including the SEC and the U.S. Department of Justice (DOJ). On February 25, 2021, we were informed by the SEC that it had concluded its investigations with respect to the Carne Fraca Operation, and based on the information reviewed, the SEC Division of Enforcement did not recommend any enforcement action against us. On May 5, 2021, we were informed by the DOJ of the conclusion of its investigations against us pursuant to the Carne Fraca Operation and Trapaça Operation, based on the information it had received until that date. No enforcements or remedies were imposed against us. We continue to cooperate with all applicable authorities, including the CVM, and there has been no adverse action taken against any of our employees as of September 30, 2021.

Currently, the decision of the appeal presented by the defendants and the Federal Prosecution Office by the Tribunal Regional Federal da 4ª Região – TRF4 is pending.

Our Audit and Integrity Committee initiated an investigation with respect to the allegations and related conduct involving our employees in the Carne Fraca Operation. The investigation involves external legal counsel and is still in progress. The effects of the Carne Fraca Operation had operational consequences for us, which are disclosed together with the Trapaça Operation below.

The outcome of the Carne Fraca Operation, including any potential future developments therefrom, may result in penalties, fines and sanctions from applicable governmental authorities or other forms of liabilities, which may have a material adverse impact on our reputation, brands, results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

For information about the risks related to this investigation, see “Risk Factors—Risks Relating to Our Business and Industry—We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.”

Trapaça Operation

On March 5, 2018, we learned of a decision issued by the 1st Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents from us and certain current and former employees and the temporary detention of certain individuals. In what media reports have identified as the “Trapaça Operation,” 11 of our current and former employees were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens. All such current and former employees were released from custody and those who are still our employees were placed on leave of absence. A number of our other employees and former employees were identified for questioning. The primary allegations in the Trapaça Operation involve alleged misconduct relating to quality violations, improper use of feed components and falsification of tests at certain of our manufacturing plants and accredited labs.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde, State of Goiás, Carambeí, State of Paraná and Mineiros, State of Goiás plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 of our other plants to the European Union on March 15, 2018, which was lifted on April 18, 2018. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the other international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and, therefore, our results of operations may be further adversely affected if we are not able to direct excess production capacity resulting from such suspension to other markets at similar prices or margins.

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On October 15, 2018, the Brazilian Federal Police issued the final report on the investigation of the Trapaça Operation with accusations against 43 people, among which 23 are our current or former employees, including former Chief Executive Officer Pedro Faria, former chairman of the board of directors Abilio Diniz, and three former vice presidents. Those who are still our employees were placed on leaves of absence.

On December 4, 2019, in the context of the Trapaça Operation, a complaint was filed by the Federal Public Prosecutor’s Office against our former employees for allegedly committing, in the manufacturing of animal feed and PREMIX compound (a supplement added to the animal feed), aggravated larceny by fraud, false representation, wrapper or container with false indication, forgery of substance or food product, forgery of product intended for therapeutic or medicinal purposes and criminal association between the years 2012 and 2018. The complaint was received by the lower court on January 21, 2020. There was no negative decision against any of the defendants during 2020. As of September 30, 2021, some of the defendants’ have presented their response and the proceedings are still pending, without an adverse decision against the defendants. Our employee who is involved in this proceeding is on a leave of absence and, therefore, has been relieved from his duties in our company.

On November 4, 2020, also in the context of the Trapaça Operation, a second complaint was filed by the Federal Public Prosecutor’s Office against our former and inactive employees for allegedly committing aggravated larceny by fraud, false representation, selling products harmful to health and criminal association, between the years 2012 and 2017, related to the presence of Salmonella on food products. The complaint was received by the lower court on November 20, 2020. As of September 30, 2021, some of the defendants’ have presented their response.

We informed certain regulators and governmental entities of the Trapaça Operation, including the SEC and the DOJ. On February 25, 2021, we were informed by the SEC that it had concluded its investigations with respect to the Trapaça Operation, and based on the information reviewed, the SEC Division of Enforcement did not recommend any enforcement action against us. On May 6, 2021, we were also informed by the DOJ that it also had concluded its investigations and did not recommend enforcement action against us or our executives. We continue to cooperate with all applicable authorities, including the CVM.

Our Audit and Integrity Committee has initiated an investigation with respect to the allegations and related conduct involving our employees in the Trapaça Operation. The investigation involves outside counsel and is still in progress. The effects of the Carne Fraca and Trapaça Operations had operational consequences for us, as we incurred expenses in the amount of R$28,004 thousand in 2020 mainly with law firms, recorded as other operating expenses (R$79,207 thousand in 2019).

The outcome of the Trapaça Operation, including any potential future developments therefrom, may result in penalties, fines and sanctions from applicable governmental authorities or other forms of liabilities, which may have a material adverse impact on our reputation, brands, results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

See “Risk Factors—Risks Relating to Our Business and Industry—Health risks related to our business and the food industry could adversely affect our ability to sell our products” and “Risk Factors—Risks Relating to Our Business and Industry—We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.”

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Controladoria-Geral da União (CGU) Proceedings

In June 2018 and in May 2019, we learned of administrative proceedings commenced against us by the Brazilian Comptroller General of the Union (Controladoria-Geral da União), or CGU, which is primarily related to alleged irregularities in connection with conduct that could represent harmful acts to the public administration under the Brazilian Anti-Corruption Law and other applicable laws, as described in Carne Fraca Operation and Trapaça Operation. The CGU is an internal control body of the Brazilian federal government responsible for carrying out activities related to the defense of public property and the increase of management transparency, through actions of public audit, correction, prevention and combat of corruption, among others. These CGU administrative proceedings against us remain pending without any adverse decision against us as of September 30, 2021.

At the administrative proceedings related to the Trapaça Operation, when we are subpoenaed, we intend to present our defense in this matter.

At the administrative proceedings related to the Carne Fraca Operation, BRF was subpoenaed and presented its defense in September 2021, and the proceeding is currently in the investigative phase.

We will continue to discuss a possible resolution of these proceedings with CGU, and to cooperate with the governmental authorities. The outcome of the CGU proceedings may result in penalties, fines, compensation, sanctions from governmental authorities or other forms of liabilities, which may have a material adverse impact on our reputation, brand, results of operations, financial position and cash flows. Currently, any losses related to this matter cannot be estimated, and, as a result, no provision has been recorded.

Romanos Operation

On October 1, 2019, we became aware of a decision held by a federal judge of the 1st Federal Court of Ponta Grossa in the State of Paraná, which authorized a search and seizure operation of information and documents to be carried out against federal inspectors from MAPA in several of our production locations. A limited number of inspectors were still located in our production units. None of our employees were involved in this search and seizure operation which was labeled as the 4th phase of the Carne Fraca Operation, and neither we nor our employees are a party to such operation and investigation. On July, 27, 2021, the court overturned the federal judge’s decision made on October 1, 2019 and the proceeding governing the search and seizure operation was filed and dismissed on August 17, 2021. However, the police investigation is still ongoing and we will continue to cooperate with the relevant authorities on this matter.

U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed against us, some of our former managers and a current officer of ours in the U.S. Federal District Court in the Southern District of New York. On July 2, 2018, the Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action (the “Lead Plaintiff”). On December 5, 2018, the Lead Plaintiff filed an amended complaint that sought to represent all persons and entities who purchased or otherwise acquired our ADRs during the period from April 4, 2013, through and including March 2, 2018. The class action alleged, among other things, that we and certain officers or directors of ours engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. On December 13, 2019, we and the other defendants filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed an opposition motion, and, on February 11, 2020, we and the other defendants filed our response. While the court’s decision on the motion to dismiss was still pending, the parties reached an agreement on March 27, 2020 to settle this class action for an amount equivalent to R$204,436 thousand (U.S.$40,000 thousand, translated to reais at the exchange rate of R$5.1109 as of March 27, 2020). On May 27, 2020, the amount was transferred to an escrow account in the name of the lawyers of the lead plaintiff and there is not any additional amount payable by us in connection with this lawsuit. The court approved this settlement on October 23, 2020.

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Brazilian Investor Arbitrations

In March 2020, three confidential arbitration proceedings were brought against us in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to a drop in our share price. In September 2020, the Chairman of Market Arbitration Chamber of B3 decided to consolidate these three arbitrations into a single proceeding. Because this arbitration proceeding is in its initial stage, we believe the possible loss or range of losses, if any, arising from this arbitration cannot be estimated. In the event that this proceeding is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome or settlement would not have a material impact on us.

COVID-19 Arbitration

We initiated an arbitration procedure before the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, or CAM-CCBC, in order to solve a dispute against our insurers regarding the coverage of damages caused by the events inflicted in the context of the ongoing COVID-19 global pandemic. The accurate amount of losses will be precisely calculated further on in the subsequent phase of the proceedings, after the prejudgment process. On December 17, 2021, we submitted our Statement of Claim. The proceedings are still in their early stages.

Other

Requests for information by the CVM with respect to transactions with our common shares

In October 2021, we received a letter from the CVM inquiring as to whether we or any of the members of our management, employees or agents had been informed about Marfrig's intention to acquire our common shares in the market, prior to the press release issued on May 21, 2021, announcing the acquisition, by Marfrig Global Foods S.A., of an equity interest equivalent to approximately 24.23% of our capital stock (the “Press Release”). In November 2021, the CVM requested, from one of the members of our management, information about transactions carried out with our common shares before the Press Release was issued. The letters from the CVM were timely answered, and there have been no new communications from the CVM on the matter as of the date hereof. We cannot assure that the CVM will not send additional communications or take any other action in connection with the matter.

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The information below supplements the information set forth under “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” in our 2020 Form 20-F, and should be read in conjunction with our 2020 Form 20-F.

Interest Rate Risk

We are exposed to risk from changes in interest rates, which may be caused by factors related to the global economy, changes in monetary policy in the Brazilian and foreign markets, and other factors. Our interest rate exposure under our indebtedness is primarily to the LIBOR rate, the TJLP rate, the UMBNDES rate and the CDI rate. We also have indebtedness denominated in reais and U.S. dollars that bear interest at fixed rates. With respect to our marketable securities, our principal exposure is to the CDI rate for investments in the Brazilian market. Our marketable securities in foreign markets are generally U.S. dollar instruments at a fixed coupon.

The table below provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2020. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” in our 2020 Form 20-F, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash, cash equivalents and debt (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2022	2023	2024	2025	Thereafter	Fair value
Assets - Short/Long-term		7,890.8	66.4	302.5	—	—	—	8,259.7
Fixed rate		3,792.8	—	287.5	—	—	—	4,080.3
In US dollar	0.77%	1,419.1	—	287.5	—	—	—	1,706.6
In US dollar	Overnight rate	2,320.7	—	—	—	—	—	2,320.7
Other currencies	1.09%	53.0	—	—	—	—	—	53.0
Variable rate		3,975.0	24.4	—	—	—	—	3,999.3
In Reais	97.04% of CDI	3,662.4	24.4	—	—	—	—	3,686.8
In Reais	100.00% of SELIC	312.5	—	—	—	—	—	312.5
Floating rate		4.7	—	15.0	—	—	—	19.7
In Reais	Floating rate	4.7	—	15.0	—	—	—	19.7
MTM		—	42.0	—	—	—	—	42.0
Other currencies	—	—	42.0	—	—	—	—	42.0
Without rate		118.4	—	—	—	—	—	118.4
In Reais	—	112.2	—	—	—	—	—	112.2
In Euros	—	6.1	—	—	—	—	—	6.1
Other currencies	—	0.0	—	—	—	—	—	0.0
Liabilities - Short/Long-term		(1,060.0)	(2,390.3)	(2,082.6)	(1,530.7)	—	(15,340.8)	(22,404.4)
Fixed rate		(855.8)	(1,661.9)	(1,259.9)	(1,530.7)	—	(10,451.6)	(15,760.0)
In US dollar	4.97%	(196.3)	(362.4)	(1,207.6)	(1,530.7)	—	(10,451.6)	(13,748.6)
In Euros	2.74%	(18.9)	(1,062.5)	—	—	—	—	(1,081.4)
In Reais	3.16%	(413.5)	—	—	—	—	—	(413.5)
In Turkish Lira	10.98%	(227.1)	(237.0)	(52.3)	—	—	—	(516.5)
Variable rate		(204.1)	(728.4)	(822.7)	—	—	(4,889.2)	(6,644.4)
In Reais	100% of CDI+1.62%	(22.2)	(468.6)	—	—	—	(2,256.4)	(2,747.2)
In Reais		—	—	—	—	—	—	—
In Reais	IPCA+5.59%	(49.1)	—	(822.7)	—	—	(2,632.8)	(3,504.6)
In US dollar	LIBOR6M+0.23%	(132.8)	(259.8)	—	—	—	—	(392.6)
Net		6,830.8	(2,324.0)	(1,780.0)	(1,530.7)	—	(15,340.8)	(14.144.7)

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